



W. R. BERKLEY CORPORATION

2009 ANNUAL REPORT

FINANCIAL HIGHLIGHTS

We continue to be rewarded for our ability to effectively differentiate ourselves in the eyes of our distribution partners and customers.

14.7%

Operating return on stockholders' equity

10.1%

Return on stockholders' equity

$1.86

Net income per share

$4.4 billion

Total revenues

$699 million

Cash flow from operations before transfers to trading account

Table of Contents

3 Five Business Segments
4 Chairman's Letter
10 Investments
14 Segment Overview
16 Specialty Segment
26 Regional Segment
32 Alternative Markets Segment
38 Reinsurance Segment
42 International Segment
50 Financial Data
106 Operating Units
116 Board of Directors
118 Corporate Information

Cover art: "Changing Tide" by Peter Ellenshaw

Relative Stock Price Performance



Compound Annual Growth Rate	5 Years	10 Years	15 Years	20 Years	25 Years
Tangible Equity Excluding Capital Transactions and Dividends	21%	21%	17%	16%	21%
Stock Price Plus Dividends	16%	22%	14%	12%	15%

Dollars in thousands, except per share data

Years ended December 31	2009	2008	2007	2006	2005
Total revenues	$ 4,431,178	$ 4,708,808	$ 5,588,397	$ 5,394,831	$ 4,996,839
Net premiums written	3,730,095	4,033,899	4,575,989	4,818,993	4,604,574
Net investment income	552,561	537,033	634,386	549,030	385,417
Service fees	93,245	102,856	97,689	104,812	110,697
Net income to common stockholders	309,057	281,141	766,239	699,518	544,892
Net income per common share:					
Basic	1.93	1.68	4.05	3.65	2.86
Diluted	1.86	1.62	3.90	3.46	2.72
Return on common stockholders' equity	10.1%	7.8%	23.0%	27.2%	25.8%
At Year End					
Total assets	$17,328,596	$16,121,158	$16,820,005	$15,656,489	$13,896,287
Total investments	13,050,238	11,143,281	11,956,717	11,172,684	9,866,389
Reserves for losses and loss expenses	9,071,671	8,999,596	8,678,034	7,784,269	6,711,760
Common stockholders' equity	3,596,067	3,046,319	3,592,368	3,335,159	2,567,077
Common shares outstanding (in thousands)	156,552	161,467	180,321	192,772	191,264
Common stockholders' equity per share	22.97	18.87	19.92	17.30	13.42

AT A GLANCE

TOTAL REVENUES
(Dollars in billions)



INVESTMENTS
(Market Value – Dollars in billions)



RESERVES FOR LOSSES AND LOSS EXPENSES
(Dollars in billions)



COMMON STOCKHOLDERS' EQUITY
(Dollars in billions)



W. R. Berkley Corporation, founded in 1967, is one of the nation's premier commercial lines property casualty insurance providers. Each of the operating units in the Berkley group participates in a niche market requiring specialized knowledge about a territory or product. Our competitive advantage lies in our long-term strategy of decentralized operations, allowing each of our units to identify and respond quickly and effectively to changing market conditions and local customer needs. This decentralized structure provides financial accountability and incentives to local management and enables us to attract and retain the highest caliber professionals. We have the expertise and resources to utilize our strengths in the present environment, and the flexibility to anticipate, innovate and respond to whatever opportunities and challenges the future may hold.

How we are different: **Accountability** The business is operated with an ownership perspective and a clear sense of fiduciary responsibility to shareholders. **People-oriented strategy** New businesses are started when opportunities are identified and, most importantly, when the right talent is found to lead a business. Of the Company's 42 units, 35 were developed internally and seven were acquired. **Responsible financial practices** Risk exposures are managed proactively. A strong balance sheet, including a high-quality investment portfolio, ensures ample resources to grow the business profitably whenever there are opportunities to do so. **Risk-adjusted returns** Management company-wide is focused on obtaining the best potential returns with a real understanding of the amount of risk being assumed. Superior risk-adjusted returns are generated over the insurance cycle. **Transparency** Consistent and objective standards are used to measure performance – and, the same standards are used regardless of the environment.

FIVE BUSINESS SEGMENTS

Since 1967, W. R. Berkley Corporation has consistently met or exceeded the expectations of its customers and shareholders.

SPECIALTY

The Specialty units underwrite complex and sophisticated risks, including general, professional, product, excess and umbrella liability, workers' compensation and property coverages, as well as aviation, commercial transportation, energy and program business. Business is written on both an excess and surplus lines and admitted basis.
2009 Results: Total revenues were $1.5 billion. Pre-tax income was $221 million.

REGIONAL

The Regional units, which are leaders in their local markets, write commercial lines coverages for small and mid-sized business firms and governmental entities. This segment also writes surety coverages.
2009 Results: Total revenues were $1.2 billion. Pre-tax income was $106 million.

ALTERNATIVE MARKETS

The Alternative Markets units offer insurance products and develop and administer self-insurance programs and other alternative risk transfer mechanisms. Workers' compensation is the predominant line of business in this segment. This segment also writes hospital professional liability and medical stop loss insurance.
2009 Results: Total revenues were $769 million and pre-tax income was $163 million.

REINSURANCE

The Reinsurance units write reinsurance on both a facultative and treaty basis. In addition, the Company participates in business written through Lloyd's and in several specialty niches.
2009 Results: Total revenues were $487 million and pre-tax income was $86 million.

INTERNATIONAL

The Company's International business operates in selected regions throughout the world, including Europe, South America, Australia, Asia and through Lloyd's of London.
2009 Results: Total revenues were $352 million. Pre-tax income was $23 million.

CHAIRMAN'S LETTER



WILLIAM R. BERKLEY
Chairman of the Board and
Chief Executive Officer

As an outcome-focused organization doing business in a cyclical industry, we are continually making decisions which will greatly enhance our enterprise's long-term returns.

Our earnings for 2009 were more than satisfactory. We were pleased with both our underwriting and investment results. Operating return on capital was just shy of 15% after tax, and by the fourth quarter our results exceeded the Company's 15% benchmark. Our overall performance for the year resulted in increasing book value per share by 22%, comfortably exceeding our long-term goal. We ended the year with a strong balance sheet, which positions us well for the future. We are optimistic the insurance cycle will allow for improved returns in 2010 and beyond.

Our performance was particularly notable this year given the discouraging state of the insurance market and the lack of attractive current investment returns. In spite of that, all of our segments performed satisfactorily on an underwriting basis, and our investment income has begun to return to the level of our historic returns. Our premium volume declined approximately 7%, which in fact is a result of two opposing trends: our disciplined underwriting caused our established companies' premiums to be down approximately 12%; while we benefited from

Disciplined underwriting continues to be at the heart of our operating culture.

additional premium generated by operating units started in the past several years, which increased volume approximately 5%. Disciplined underwriting continues to be at the heart of our operating culture. We believe allowing a business to shrink is a better strategy in an industry such as ours, where at times the product is priced on an uneconomic basis. This was true in 2009 for some lines of business. Our results, however, still reflected a satisfactory return, while allowing us to maintain the financial strength that our customers expect. We work hard to be sure that current accident year loss ratios fully reflect the ultimate loss cost.

As an outcome-focused organization doing business in a cyclical industry, we are continually making decisions which will greatly enhance our enterprise's long-term returns, even though they may have an adverse impact on our short-run financial performance. We consciously invest in our business in ways that help us build a better future for our Company, rather than buying existing businesses and their concomitant, unknown risks. This means investing in technology, people, products and distribution to stay ahead of the curve. We create real enterprise value.

From attracting the best people to expanding and establishing beachheads in new lines of business, we are always searching for ways to build long-term competitive advantages. We believe our focus on optimizing risk-adjusted returns only happens when we successfully blend our people, our culture, and our vision. The cornerstone elements of people and capital create the opportunity to achieve our goals. Long-term value creation is what our business model is about.

We are committed to our people. In every business, especially one such as the property casualty insurance business, outstanding people represent an enormous competitive advantage. To successfully attract the best people, one must offer more than competitive pay. A combination of compensation, cultural fit, and disciplined underwriting are required to be the employer of choice. People who work for a Berkley company understand that making a decision not to write business because of inadequate price, or unsatisfactory terms or conditions, is something that is part of our culture. We do not penalize good underwriters for making good decisions. No insurance company has ever gone out of business

22%

Increase in Book Value Per Share

because of a high expense ratio. Disciplined underwriting is one of the key cultural attributes of a Berkley company. Long-term market share is certainly important, short-term market share is irrelevant.

As a strategic decision, we get the best returns by investing in people during the soft market. It is very difficult to attract outstanding people in a hard market environment. But as the insurance pricing cycle gets weaker, outstanding individuals and groups of people frequently become available. Thus, a soft market is the ideal opportunity to establish new units or to strengthen old ones. It gives us the chance to build while maintaining our culture and to position ourselves for the anticipated turn in the cycle. No company can ever have enough talented people.

As we strategically build our operating strengths for a changing environment, we also must position our investment portfolio to be sure the duration of our assets and liabilities is reasonably matched; our portfolio is rarely more than a year longer or shorter than our liabilities. We maintain a portfolio of high quality securities (AA) and always have excess liquidity at every level. The mark-to-market carrying value of our portfolio is conservative and we maintain a well diversified portfolio with no credit exposure other than the U.S. government representing more than 5% of our capital.

Managing risk is the cornerstone of any property casualty insurance company. We view the concept of risk-adjusted return seriously and have had this view since the Company was founded. Risk management is the responsibility of every senior officer in the Company. But the ultimate responsibility for risk and the culture of risk consciousness must emanate from this office. Many years ago, when the business was just starting, an Englishman described my perception of the world quite accurately. He called me an "opportunistic pessimist". Always searching for opportunities, but always worried about what could go wrong. We believe that is what is required to manage and grow a property casualty company successfully. This culture is built into our Company at every level. We are always conscious of not just the

From attracting the best people to expanding and establishing beachheads in new lines of business, we are always searching for ways to build long-term competitive advantages.

opportunity, but the downside risk inherent in every decision. It is important to realize even the most attractive risk-adjusted returns must not be pursued if there is any possible threat to the survival of the enterprise. Our Company does not take risks if we can not afford the maximum potential loss.

The strategic management of risk in an insurance company is a multi-level proposition. Each of our individual operating units is built around risk selection, spread of risk, limits profile, and lines of business written. While each company is ultimately responsible for the underwriting decisions it makes, the most successful underwriters have honest and transparent relationships with their distribution partners.This is a key element for any successful insurance company because pricing and risk selection can only be effective when good, accurate information is provided. The analysis of accurate data is the start of the underwriting process. But it is not only at the underwriting level that risk is evaluated. When examining claims, assessments must be made with respect to exposures, likelihood of various outcomes, and a selection of the right strategy in the event a claim is disputed. In a company like ours, the monitoring and ameliorating of risk at each company is the foundation of our risk management strategy. On a global strategic basis, we select areas within the industry that generally do not require large limits. In addition, we protect our aggregate exposures by purchasing reinsurance from only the highest quality reinsurers. We are always conscious of assessing risk and determining the appropriate return. We assess the absolute maximum loss, not just the probable loss in order to minimize surprises.

We also are focused on diversification of risk by geographic territory, line of business, and type of exposure. We continue to seek out new opportunities to establish operating units that will broaden our risk exposures and diminish any individual unit's consequential impact on the Company. It is always the unforeseen event that has the potential for adverse consequences outside the predictable range. Everyone in our Company works diligently to limit the Company's earnings volatility, even in the

We build our business one operating unit at a time by putting together capital and outstanding individuals and teams of people. This year we continued on the path to build a stronger, more diverse enterprise.

most unexpected situations, to ensure predictable risk-adjusted returns. We always try to anticipate the worst possible outcome to ensure our Company's profitability. Having uncorrelated exposures in many risk brackets allows us to have more predictable overall financial results.

We build our business one operating unit at a time by putting together capital and outstanding individuals and teams of people. Our experience in managing risk and understanding the relationship between risk and return are key elements in our success when starting new ventures. During the past year, we have had a number of start-ups and have added significant additional personnel to a number of operating units, all of which will build a brighter more predictable future for our enterprise.

This year we continued on the path to build a stronger, more diverse enterprise. Berkley Europe established an operating unit in Oslo, Norway to participate in a thriving Scandinavian marketplace. As mid-year approached, we established a new Lloyd's syndicate to allow us to participate directly in the Lloyd's marketplace and have better access to global risks. During the second half of the year, we spun out a division of Continental Western to establish a new company, Berkley North Pacific. Based in Seattle, this company will allow us to better serve that dynamic marketplace. And finally, as we approached the end of the year, we established a new enterprise, Berkley Oil & Gas, to expand our ability to serve this growing industrial segment on a global basis. We continue to search for outstanding people to add depth and expertise to various parts of our enterprise. We are pleased with the extraordinary quality of the new people who have joined our Company this year, adding to our existing expertise. Having great people is a magnet to attract more terrific people.

Each of these building blocks helps us serve new customers, representing additional segments of the economy. It diversifies our revenue stream and makes

us less subject to the vicissitudes of unforeseen events. This has proved to be especially important given the recent economic volatility. Our diversified customer base has prevented us from being impacted by the declines in any one economic sector. Part of our risk mitigation strategy is maintaining an economically diversified customer base.

Looking ahead, we are optimistic about both the economy and the insurance industry. We believe the economy will continue to improve at a modest pace, with unemployment going down modestly by year end. There will be many bumps in this road to recovery, but most important of all, people need to regain confidence in our economy. Over the intermediate to long term, inflation continues to be a concern but in the near term we do not envision inflation being a significant issue. Overall, we would expect an acceleration in the rate of economic improvement by the end of 2010.

We continue to believe the insurance cycle has reached the bottom, and prices are not going further down in a consequential way. We believe the accident year results for the industry in 2009 will likely be approximately a 108 combined ratio. With interest rates at their current level, many companies will not be profitable in the current pricing climate. We anticipate price increases to begin to be more substantial by the fourth quarter. We expect industry accident year results to be significantly better in 2011. We anticipate our Company's results will continue to meet or exceed our targeted return of 15% after tax. Our recent start-ups will begin to contribute to earnings in 2010. The benefits of our new ventures will also reduce next year's expense ratio. 2010 will likely be the year of the cycle turning. There will still be opportunities to build teams of people to start new ventures. We expect to take advantage of these on a selective basis. The two key elements of our balance sheet, loss reserves and the investment portfolio, are in excellent shape. The operating units have substantial capacity to grow. Our Company is well positioned to take advantage of the cyclical turn. We will change and adjust because we must adapt to the constantly changing world. We are prepared for any environment.

Our Company is only able to achieve its goals because of our almost 6,000 employees, our thousands of agents and brokers, and because of all our loyal customers. We are proud of what we have built, and I look forward, with great optimism, to the next several years.

Sincerely,



WILLIAM R. BERKLEY
Chairman of the Board and
Chief Executive Officer

INVESTMENTS

$14 billion

2009 Cash and Invested Assets

We manage risk through quality and liquidity regardless of the environment, limiting the impact of the current financial crisis on our Company. Our conservative investment philosophy serves the best interests of both our shareholders and our policyholders over the long term.

Breakdown of Fixed Maturity Securities

(Including Cash) (By percentage)



- State and Municipal Bonds 49%
- Mortgage-backed Securities 14%
- Cash and Cash Equivalents 4%
- U.S. Goverment and Government Agency Bonds 15%
- Corporate Bonds 15%
- Foreign Bonds 3%

Investment Data

(Dollars in millions)

	2009	2008
Cash and invested assets:		
Invested assets	$13,050	$11,143
Cash and cash equivalents	$ 515	$ 1,135
Total	$13,565	$12,278
Investment income	$ 553	$ 537
Income (loss) from investment funds	$ (174)	$ (4)
Capital gains (losses)	$ (38)	$ (357)

Great caution is utilized in the management of our assets in any environment.



Eugene G. Ballard
Senior Vice President
Chief Financial Officer



Ira S. Lederman
Senior Vice President
General Counsel and Secretary



James G. Shiel
Senior Vice President
Investments

Our unwavering focus on insurance underwriting discipline allows us to seek competitive risk-adjusted returns that augment our results, not define them.

2009 will undoubtedly be remembered as a watershed year in the history of American business. Americans have proven their resiliency in times of economic uncertainty time and again, and this time will be no exception. While the investment function usually remains in the background, supporting insurance operations with stable and predictable returns, times like these bring it to the forefront.

As 2009 began, it became clear that the investment function would remain the center of attention. The Lehman Brothers collapse, the rescues of Merrill Lynch and Wachovia, and the Federal bailout of AIG in 2008 set the stage for the near meltdown of virtually all markets during the first quarter of 2009. Even the high-grade markets became frozen. Leveraged players needed to sell assets at any price, flooding the market with excess supply at a time when demand had fallen along with confidence, causing markets to further reprice at ever lower levels. This phenomenon led to painful lows in the cycle, but it also created opportunities.

Property casualty portfolios were able to take advantage of these conditions given their traditionally conservative investing approaches and, even more importantly, their stable long-term source of funding. We were able to take greater advantage of these opportunities than most due to our high levels of cash and short portfolio duration. Thus, during the first half of the year, we were able to purchase significant amounts of high quality assets at very attractive yields.



PAUL J. HANCOCK
Senior Vice President
Chief Corporate Actuary



ROBERT W. GOSSELINK
Senior Vice President
Insurance Risk Management



GILLIAN JAMES
Senior Vice President
Enterprise Risk Management

Confidence in the markets improved dramatically in the second half of the year as the Federal Reserve's and U.S. Treasury's liquidity and financing programs, stress tests and stimulus packages began to take hold. The economy, the banking system, and the financial markets began to stabilize and assets that could not find a bid in the first half rallied dramatically.

Yet liquidity was not the only thing affected by uncertainty in the markets. It also resulted in variations in our reported book value, since we are required to mark virtually our entire fixed income portfolio to market. Nevertheless, we concluded the year with results that were, for the most part, impressive, as our core fixed income portfolio recovered and our book value recovered along with it.

In addition, our asset allocation changed somewhat during the year, yet we retained our conservatism and focus on quality. At year-end our portfolio was slightly more than 90% fixed income with the majority of the balance in merger arbitrage.

We increased our exposure to corporate bonds as quality issuers placed paper at attractive spreads even though credit parameters were improving. For the last several years, we have been underweight corporates due to poor risk reward tradeoffs, so we certainly had room to add to the position. As we did, we were careful to favor credits that could withstand an extensive period of subdued economic growth. We also added modestly to our government sector, taking advantage of government guaranteed offerings. These higher allocations to corporate and government bonds offset slight reductions in the allotments to municipal and mortgage-backed securities, as well as cash equivalents.

The financial crisis confirmed our view that credit analysis beyond ratings is a necessary discipline to minimize risk. During the year, we further strengthened our analytical capabilities and refined our portfolio. We are concentrating our municipal investments in states with a proportionately lesser impact from the recession and revenue bonds that have defined revenue streams or pre-refunded bonds, which are backed by government guaranteed bonds. Approximately two-thirds of our residential mortgage-backed securities are U.S. government agency backed and one-third are, for the most part, still AAA rated, well seasoned, whole-loan backed securities. Still, we have been paring the latter back following a dramatic rally the second half of the year.

Our merger arbitrage strategy continues to do what it has done for us over the last 20 years: provide consistent returns with very low volatility. The core strategy continues to be investing in announced



JAMES W. MCCLEARY
Senior Vice President
Underwriting



KEVIN H. EBERS
Senior Vice President
Information Technology



CAROL J. LAPUNZINA
Senior Vice President
Human Resources

The financial crisis confirmed our view that credit analysis beyond ratings is a necessary discipline to minimize risk.

merger deals of publicly-traded firms where definitive agreements exist and to diversify the book to minimize the impact of a discrete deal breaking. 2009 marked the return of the strategic cash/stock financed deal following years of leveraged buyout dominated transactions that we typically avoid. We expect 2010 to be an excellent year for the merger arbitrage portfolio as corporations put their cash to work.

As we look ahead there is still tremendous uncertainty, made more acute as the global economy begins to wean itself from government support. This transition is necessary not only to determine whether the recovery can be self-sustaining but, maybe more importantly, because public balance sheets are approaching their own crisis levels. As this takes place, volatility should increase.

Our approach to this next phase of the global debt unwind is to maintain quality and pay close attention to the steepness of the yield curve. We will maintain our focus on high-quality despite the wide spreads available in many high yield markets. The yield curve is currently the steepest on record, providing both risk and reward to those who take stands at the extremes. We plan on playing this defensively, meaning a closer match between our assets and liabilities. While inflation is a long-term threat, in the short term deflation is also a concern, so a more balanced view of duration is in order.

With such a large percentage of our invested assets representing reserves held for policyholders, great caution is utilized in the management of our assets in any environment. Our unwavering focus on insurance underwriting discipline allows us to seek competitive risk-adjusted returns that augment our results, not define them. Our investment income has returned to historical levels, and we are confident in our ability to continue to navigate future uncertainty.

SEGMENT OVERVIEW



"Our recognition that this is a cyclical industry that requires a long-term view allows the management of our 42 operating units to make the choices and decisions that will undoubtedly be gratifying for years to come."

W. ROBERT BERKLEY, JR.
President and Chief Operating Officer

Each of our five business segments – Specialty, Regional, Alternative Markets, Reinsurance, International – comprises individual operating units that serve a market defined by geography, products, services, or types of customers.

Our growth is based on meeting the needs of customers, maintaining a high-quality balance sheet, and allocating capital to our best opportunities.

2009 Segment Revenues and Pre-tax Income

Specialty · Regional · Alternative Markets · Reinsurance · International

2009 Revenues
(Dollars in millions)



2009 Pre-tax Income
(Dollars in millions)



2009 Revenues
(By percentage)



2009 Pre-tax Income
(By percentage)



SPECIALTY SEGMENT

$221 million

2009 Pre-tax income

We believe that the Specialty business offers outstanding long-term returns, and we are consistently improving our position in almost all lines of business in which we participate.

Gross Written Premium by Line

(By percentage)



- Premises Operations 30%
- Property 19%
- Professional Liability 18%
- Other 15%
- Commercial Automobile 10%
- Products Liability 8%

Segment Data

(Dollars in millions)

	2009	2008
Total assets	$5,590	$5,392
Total revenues	$1,483	$1,811
Pre-tax income	$ 221	$ 375
GAAP combined ratio	93%	89%
Return on equity	11%	16%

We are committed to achieving long-term profitable growth while minimizing earnings volatility.



Robert C. Hewitt
Senior Vice President
Excess and Surplus Lines Operations



Peter L. Kamford
Senior Vice President
Admitted Specialty Lines Operations

As in all market environments, we continued to emphasize the strengths that have made our Specialty units market leaders – underwriting expertise, specialized knowledge, and experience in the hard-to-place risk.

The Specialty segment is the true indicator of the changing risk appetite of the property casualty insurance industry. When the insurance business environment is more competitive, standard writers find ways to accept those complex and sophisticated risks which normally lie in the specialty arena, due to the highly specialized nature of the underwriting knowledge required. Too often, however, they do so at inappropriate pricing levels, and without a full understanding of the complex nature of the risk being assumed. For the insured, this sometimes means a short-term opportunity to purchase coverage at the bottom of the market for less than half the appropriate rate. But for the insurer, the long-term impact of this dramatically inadequate pricing is often extraordinarily poor underwriting results.

In 2009, our Specialty business operated in one of the most competitive segments of the industry, as customers re-evaluated their insurance purchases, both in terms of the amount of insurance to purchase, and the cost they were willing to assume for coverage. The excess and surplus lines arena, in particular, was the most impacted, reflecting an increased appetite by the standard market; a shrinking in new business formation due to the economy, historically a strong area for the excess and surplus lines; and decreasing revenues for existing business, leading to reduced premium volume. These factors, coupled with aggressive pricing, especially in the commercial transportation area, resulted in smaller top line opportunities for the prudent underwriting entity.

87% Combined Ratio

Five Year Average

Yet, as in all market environments, we continued to emphasize the strengths that have made our Specialty units market leaders – underwriting expertise, specialized knowledge, and experience in the hard-to-place risk and specialty niches. And now, more than ever, as we are witnessing an unprecedented failure of household name financial institutions, carrier financial strength and institutional stability have become of even greater importance. In the current environment, this flight to quality and consistency has helped us maintain our business results and enabled our start-up operations in particular to gain quick acceptance in their respective markets. Berkley Professional Liability, Berkley Asset Protection, our new Gemini Transportation division, Berkley Oil & Gas, Berkley Offshore, Berkley Select, Berkley Life Sciences and FinSecure have all achieved traction while exercising underwriting discipline and hold the promise of becoming significant contributors to both the top and bottom line in an improved market environment.

Our established, mature units demonstrated their commitment to achieving long-term, profitable growth while minimizing earnings volatility by maintaining pricing discipline rather than pursuing irrationally priced business. We focused on the insureds we know, those who form our renewal base, and concentrated resources on those lines that have historically given us the highest risk-adjusted return. A number of areas, including the professional liability lines of business, continue to be attractive, and we are consistently improving our position in almost all lines of business in which we participate in this segment. At year-end, we began to see pockets in areas of business where some competitors are re-underwriting particular classes in their portfolios, an encouraging sign that the market may be poised for a turn.

While opportunities may be fewer at the moment, they still exist; and we continue to believe that the Specialty business in general offers outstanding long-term returns. It is a segment of the industry where success is based on experience, expertise, and the ability to differentiate oneself in the eyes of our distribution partners - qualities our operating units possess in abundance.

OPERATING UNITS – EXCESS AND SURPLUS LINES

Admiral Insurance Group is a leading provider of excess and surplus lines coverage to commercial risks that generally involve moderate to high degrees of hazard. Recognized as an industry leader since 1979, its commercial insurance products are supported by highly skilled underwriters who understand evolving industry needs and appropriate pricing disciplines, and who have earned an industry-wide reputation for expertise in the area of the hard-to-place, specialized risk. Despite the current challenging phase of the underwriting cycle and intense competition in the


James S. Carey
Admiral Insurance Group


Jill E. Wadlund
Berkley Life Sciences


Joseph G. Shores
Berkley Select


Steven S. Zeitman
Berkley Specialty Underwriting Managers

surplus lines industry, Admiral maintained a consistent underwriting discipline with a focus on profitable business rather than market share. In the profitable professional liability segment, it enhanced its capabilities and selectively added underwriters in the allied health and miscellaneous error and omissions sectors. Price improvement began to be seen in late 2009, and, in anticipation of future positive growth in the surplus lines segment, Admiral strengthened its marketing capabilities, initiated process improvements, and instituted enhancements to its core systems that significantly increased operating efficiency.

Berkley Life Sciences was formed in 2007 by a team of professionals with experience in underwriting and developing products and services that meet the evolving needs of customers in the life sciences industry. It offers an array of casualty products designed for medical device, pharmaceutical, biotechnology, and dietary supplement companies, as well as related contract services and research organizations. Berkley Life Sciences continues to gain steady traction with its LS Prime® product, an innovative primary liability policy designed to address the complex risks faced by life sciences companies of all sizes. In 2009, it also launched a strategic alliance with our W. R. Berkley Syndicate 1967 at Lloyd's to provide admitted clinical trials coverage capabilities on a global scale, using a sophisticated proprietary technology platform.

This capability has expanded its opportunity horizon significantly, and Berkley Life Sciences expects to see a similar trajectory with planned deployment of admitted package capabilities in the future. It also made significant strides in its development of its risk services operations in 2009 by adding key personnel and resource offerings to its customers.

Berkley Select enjoyed a successful year in 2009 as it completed its transformation from start-up to established, credible market leader in the large account professional liability niche. Formed in 2007 by a seasoned team of insurance professionals with specific expertise in complex professional liability insurance, it has formed collaborative relationships with a small and select group of producers who are themselves experts in the professional liability field. It has distinguished itself in its market niche by redefining the relationship between insurance provider, broker and insured to extend beyond the transaction level, providing flexibility, service and creative solutions to a strategically defined and sophisticated client base. That high standard for custom service for both the producer and the insured has laid a foundation for continued profitable growth in 2010.

Berkley Specialty Underwriting Managers provides excess and surplus lines general liability coverage to the wholesale insurance market and a complete portfolio of commercial property casualty



Annette Merz
FinSecure



Thomas M. Kuzma
Nautilus Insurance Group



David A. Jordan
Vela Insurance Services

insurance products to the entertainment, sports and environmental industries. 2009 was an excellent year for its Entertainment and Sports Division, as it solidified its position as a leading writer of insurance coverages for professional sports teams, film and video productions and venues. Its Environmental Division saw continued growth in 2009 and anticipates capitalizing on this enhanced position in 2010 with increased product capabilities in its market segment, and expanded nationwide distribution via a new branch system. While facing an extremely competitive market for products and contractors liability, its Specialty Casualty Division maintained a disciplined approach to risk selection and pricing in 2009.

FinSecure enjoyed strong performance in its first full year of operation in 2009. Formed in 2008, it offers an array of highly specialized property casualty insurance products for the mortgage-lending industry and trust managers. Its complementary loss control services are specifically designed to protect its target clients against risks arising out of their core business operations and/or certain specialty services they provide. Over the course of its 18 months of operation, FinSecure has established itself as one of the leading markets in providing insurance to financial institutions for lender placed, foreclosed and trust properties, and is well situated to build on that foundation in 2010. FinSecure also quickly gained traction during 2009 with standard and specialty property casualty products in its niche, and anticipates another year of strong but disciplined growth, with an emphasis on significantly expanding its position in these lines.

Nautilus Insurance Group provides a market for small to medium-sized commercial risks with low to moderate susceptibility to loss, distributed through selected wholesale general agents. It has established a competitive market advantage in the strong and long-standing relationships it has developed over the years with its general agents, who are chosen on a highly selective basis for their ability to follow strong underwriting discipline, and who are closely monitored for performance standards. Commercial excess and surplus lines business is written through Nautilus Insurance Company, while admitted lines commercial business is written in a limited number of states through Great Divide Insurance Company. With its focus on underwriting discipline, Nautilus had good performance in 2009, despite market challenges. In anticipation of future growth in an improving economic environment, it invested in the development and launch of additional product lines of excess/umbrella and miscellaneous professional liability to augment its property and general liability lines offerings. Enhancements were also made to its website underwriting tools to improve customer service, a cornerstone of the company's success over the years. Nautilus is well positioned to benefit from new market opportunities in its 25th anniversary year of 2010 and beyond.

86% Growth

in Start-up Gross Premiums Written

And now, more than ever, as carrier financial strength and institutional stability have become of even greater importance, this flight to quality and consistency has helped us maintain our business results.

Vela Insurance Services is an underwriting manager that specializes in commercial casualty insurance on an excess and surplus lines basis. Its primary focus is on general and professional liability coverages for construction and manufacturing clients, produced by wholesale insurance brokers in the U.S. In 2009, the company launched several initiatives to diversify its business from both a product and geographical standpoint and to position itself to capitalize on opportunities from an improving economy. It expanded its presence in California and increased the underwriting staff dedicated to the professional liability business, and launched new facilities for commercial wrap-up construction projects, heavy construction risks including crane and rigging accounts, and larger commercial construction risks. As well, Vela rejuvenated its manufacturing portfolio to attract more products liability opportunities. While its traditional construction business continued to experience a reduction in premium, particularly in the West due to ongoing turmoil in the residential construction and mortgage-financing markets, Vela remained profitable for the year and looks forward to continued growth when conditions improve.

OPERATING UNITS – ADMITTED SPECIALTY LINES

American Mining Insurance Group expanded its territorial footprint to 23 states in 2009, allowing it to grow its premium writings in the nonmetallic mineral mining sector. With its offering of workers' compensation insurance as well as general liability, commercial automobile, and excess liability coverages to mining and mining-related operations, it has grown and expanded geographically in its 21 years of operation to become the preferred provider of insurance coverages to many within these niche industries. American Mining also serves as a third-party administrator of workers'


CHANDLER F. COX, JR.
American Mining Insurance Group


JOSEPH P. DOWD
Berkley Asset Protection Underwriting Managers


JASON R. NIEMELA
Berkley Aviation

compensation mining claims for clients within the states of West Virginia, Alabama, Pennsylvania, Virginia, Kentucky, Tennessee, Maryland and Indiana. Over the course of the past year, the company created new senior management positions to allow it to more fully examine business opportunities in its highly specialized market, and to develop new metrics as additional management tools. In late 2009, an intensive customer focus initiative was launched to further improve American Mining's strong position as a customized service provider.

Berkley Asset Protection Underwriting Managers was formed in mid-2008 with a strong foundation of specific market knowledge and specialized expertise in products designed to protect a broad spectrum of high value commercial and personal assets. Its products include coverages for fine art risks such as museums, galleries, dealers, corporate and private collections and exhibitions; commercial financial institutions and public entity risks; and cash-in transit carriers. Its management team was assembled from the world's leading experts in each of its lines of business and brings long-standing industry relationships with clients and brokers to this highly specialized area of the market. 2009 was a very positive year for Berkley Asset Protection as the marketplace responded well to its underwriting and claims expertise, its product knowledge and strong customer service, enabling it to gain market share in its first full year of operation. It will continue to expand its reach in 2010 into the middle market across all product lines as it further develops its strong relationships with specialty brokers.

Berkley Aviation offers a wide range of aviation insurance products, including coverage for airlines, helicopters, miscellaneous general aviation operations, non-owned aircraft, fixed-base operations, control towers, airports, and other specialized niche programs. Business is placed on an admitted and non-admitted basis in every state through a select group of agents and brokers who specialize in aviation insurance. While the aviation industry was impacted by the overall economic environment and higher than normal losses in the past year, Berkley Aviation's focus on lower volatility risks and its disciplined underwriting generated profitable returns in 2009. Its aviation portfolio will continue to grow with a larger volume of general aviation risks in 2010, and anticipated changes in industry capacity in the coming year should help improve rate levels and bring a more stable long-term aviation insurance market.



John R. Benedetto
Berkley Professional Liability



John S. Diem
Berkley Underwriting Partners

Our start-up operations in particular have gained quick acceptance in their respective markets; and our established units have demonstrated their commitment to achieving long-term, profitable growth while minimizing earnings volatility by maintaining pricing discipline.

Berkley Professional Liability was formed in October 2008 to specialize in professional liability insurance for large publicly traded and private entities based in the U.S. and Canada. Formed around a team of leading industry professionals, it provides directors and officers liability, fiduciary liability and employment practices coverages through independent agents and brokers. In 2009, Berkley Professional Liability was able to draw upon its strong client and broker relationships and its focus on customer service to meet its objectives and garner market share as the competitive landscape evolved in the wake of the financial crisis. It will continue to focus on its underwriting strength and service capabilities to differentiate itself from the competition and meet its objectives in 2010 and beyond.

Berkley Underwriting Partners is a leading program management company offering both admitted and non-admitted insurance support for commercial casualty and inland marine program administrators with specialized insurance expertise. It has built its book around blocks of like business, or programs, allowing for more efficient processes, more effective oversight of existing programs, and sound implementation of new programs to ensure mutual profitability. In 2009, a Transport Unit specializing in taxis, limousines, and paratransit, was added to a diverse and growing portfolio of program administrator business that includes Equine and Outdoor Specialty units. While the challenging economic environment in 2009 impacted its pipeline of new business, Berkley Underwriting Partners continued to build on its foundation of strong, long-term relationships with program administrators who share their business philosophy, and is optimistic about growth in 2010 and beyond as conditions improve.



William E. Haines
Carolina Casualty Insurance Group



William J. Johnston
Clermont Specialty Managers



Sandra C. Nelson
Monitor Liability Managers

Carolina Casualty Insurance Group is a leader in the commercial transportation insurance industry, with a focus on intermediate and long-haul trucking and various classes of business and public auto. Its rich history in the transportation insurance industry, with its origins in 1943, has allowed it over the years to establish itself as a stable participant with a reliable and trusted brand. While 2009 presented significant challenges to the transportation industry, as declining economic conditions severely impacted all areas of operation, Carolina Casualty met this challenge by selectively reducing its customer base and critically assessing production sources with a focus on long-term profitability. Its new division, Gemini Transportation Underwriters, had a very successful first year, writing $17 million in excess liability coverage for the transportation and railroad industries. As a disciplined and flexible competitor, Carolina Casualty is confident in its ability to grow as market conditions in the transportation industry improve.

In 2009, **Clermont Specialty Managers** benefited from the return of greater pricing discipline within its luxury habitational and upscale restaurant niches. Long regarded for its strong reputation in a very competitive New York City/New Jersey metropolitan marketplace, Clermont is continuing its successful penetration into the Chicago area with its specialty coverage for high-end cooperative, condominium and quality rental buildings and restaurants. 2009 was a year of building more productive broker relationships, as well as increasing its representation in under-penetrated territories. While market focus continues to be in the New York, New Jersey and Chicago areas, limited territorial expansion is being considered in the future. Clermont continues to intensify its high level of customer focus efforts around claims and underwriting services, as well as broker management, which have been differentiating factors in its two niche classes.

Monitor Liability Managers has provided professional and executive liability insurance in the small to middle market on a nationwide basis since 1992. Professional liability products include directors and officers insurance for public and private companies and nonprofit organizations, including employment practices and fiduciary liability. Additionally, Monitor provides errors and omissions coverage for accounting and law firms. Its intense client focus has allowed it to effectively serve niches such as biotechnology, medical facilities, law firms and the hospitality industry.



Frank A. Costa
Berkley Offshore
Underwriting Managers



Carol Randall
Berkley Oil & Gas
Specialty Services

Over the course of 2009, Monitor maintained solid underwriting standards while continuing to improve upon internal and external efficiencies to provide the best possible service to both the producer and the insured. Working through its close network of independent agents and brokers, Monitor looks forward to continuing to grow its presence in the markets in which it specializes in 2010.

Berkley Offshore Underwriting Managers focuses on offshore energy risks, specifically oil rigs and associated risks, and all activities associated with the exploration for and production and transport of oil and gas. With offices in New York, Houston and London, Berkley Offshore provides coverage of fixed and floating property, as well as operator's extra expense, for major oil companies, national oil companies, independent exploration and production companies, contractors, and construction and installation risks. In addition to underwriting, it offers specialized, value-added companion services such as engineering expertise. Formed in Fall 2008, Berkley Offshore's first full year of operation was a successful one, as its underwriting team established itself as a leading market in its chosen classes in both the U.S. and London. The company is now well placed as a market leader within its highly specialized niche.

Formed in mid-2009, **Berkley Oil & Gas Specialty Services** is an insurance underwriting manager providing unique property and casualty products and risk services to the energy sector. Its customer base includes risks of any size that work in the "oil patch," including operators, drillers, geophysical contractors, well servicing contractors, oilfield equipment and supplies, and manufacturers/distributors of oilfield products. Its objective is to provide a broad offering of insurance products to the customer that includes specialized coverages, risk control services that complement the customer's existing safety practices, and claims management that reflects an in-depth knowledge of hazards and losses normal to this industry. Berkley Oil & Gas is dedicated in its efforts to be well-informed of the changing dynamics of the industry; support industry efforts to minimize and mitigate risks and hazards in the "oil patch"; and to constantly seek ways to improve its products and services to meet customer needs.

REGIONAL SEGMENT

$106 million

2009 Pre-tax income

Our Regional segment provides a stable and secure market for our clients with strong retentions and profitable results, generating an average return on equity of 18% over the past 5 years.

Gross Written Premium by Line

(By percentage)



Commercial Multiple Peril	35%
Commercial Automobile	25%
Workers' Compensation	18%
Assigned Risk Plans	5%
Other	17%

Segment Data

(Dollars in millions)

	2009	2008
Total assets	$2,741	$2,616
Total revenues	$1,177	$1,318
Pre-tax income	$ 106	$ 109
GAAP combined ratio	96%	98%
Return on equity	10%	10%

In 2009, we built on the core strengths and institutional values that have made us leaders in our respective markets.



Robert P. Cole
Senior Vice President
Regional Operations

In an industry where price is often an overriding consideration, our goal is to ensure it is just one of the things our customer considers.

As in previous market cycles, our Regional companies continued to provide stability based on relationships and service in 2009. In each of our Regional markets, we have a local presence with an in-depth knowledge of each regionally differentiated customer base, allowing us to better develop the products and services that meet the unique needs of those local businesses and industries. Decisions are made in the field by people who live and work in the communities in which we operate, enabling us to respond to customers in a more timely and knowledgeable way, and to innovate when ordinary solutions are not available. And we focus on building the collaborative relationships with the best agents in each of our marketplaces that allow them to better represent the insured in an informed manner.

In an industry where price is often an overriding consideration, our goal is to ensure it is just one of the things our customer considers. Prompt and fair claims handling, fast and efficient response time, loss control, education, and personalized handling of the day to day pieces of the insurance transaction – these continue to be the strengths of our Regional companies' competitive posture. In 2009, we built on these core strengths and the institutional values that have made us leaders in our respective markets – delivering a level of service and a standard of quality that go beyond simple price.

While the Regional market environment continued to be competitive in 2009, we took advantage of this moment to build on these core competencies and position ourselves for future expansion into new

85% Renewal Retention

Reflecting high levels of service that customers value above price

territories and product lines. In the Northwest, we took a branch operation and a team of experienced professionals and formed a new stand alone company, Berkley North Pacific, to better focus on a territory of growing significance. Among our newer businesses, Berkley Regional Specialty expanded into new territories to prepare for the market turn, while Regional Excess Underwriters brought new opportunities to the Berkley group as a whole by finding markets for business that does not fit within the Regional companies' standard market profile. And our established, mature businesses, which are the foundations of our segment, continued to strengthen their capabilities through continuous improvement, creative use of people and resources, and focused management.

Contrary to industry behavior, we seized this opportunity to find excellent people, who bring well-regarded expertise and established relationships, and to invest in the resources to capitalize on current possibilities as we develop new specialty admitted products and position ourselves for the market turn. And we continued to strengthen the specialized expertise in the regional niches, such as agribusiness in Iowa, logging in Maine, and ranching in Texas, that have made us a stable presence in those markets.

While our 2009 results were somewhat affected by frequent storm activity in the Midwest, our Regional companies maintained their strong market position. Because we know our customer, understand their exposures, and are fully informed of the social and judicial climates in which we operate, we are able to more accurately assess trends and actual loss costs, and less likely to be influenced by the tides of competitive pressures. Some price firming is beginning to be seen on the horizon, however, with price reductions in 2009 less than those in 2008. With improvement in sight, these factors, coupled with our strong retention rates and adherence to our core strengths, lead us to be optimistic about the coming year.

OPERATING UNITS

Acadia Insurance Group is a Northeast regional property casualty insurance company offering commercial coverages in Connecticut, Maine, Massachusetts, New Hampshire, New York and Vermont. Over the years it has built a significant competitive advantage through its knowledge of its local marketplace, and in specialized expertise in regional businesses and industries such as construction and lumber and in specialty lines of insurance such as ocean marine. Acadia delivers a complete portfolio of commercial property, casualty and marine products exclusively through local independent agents. These relationships, coupled with a commitment to staffing each state in which it operates with knowledgeable, local professionals, ensure that customers receive the benefit of superior



William M. Rohde, Jr.
Acadia Insurance Group



Kevin W. Nattrass
Berkley Mid-Atlantic Group



Jeffrey R. Dehn
Berkley North Pacific Group

expertise, products and services. 2009 was a year of evolution for Acadia as it honed its skills and strategies in readiness for the market turn, investing in expertise in its Agribusiness and Small Business initiatives, and in further developing its analytical and actuarial skills. Efficiency gains were realized through operational and claim excellence initiatives, and focus was placed on building greater alignment between distribution and company goals and objectives. Each of these areas began to bear fruit in the mid-to-late 2009 calendar year, and are expected to bring significant additional benefits in 2010 and beyond.

Berkley Mid-Atlantic Group is a regional insurance operation offering commercial property casualty coverages in Delaware, the District of Columbia, Maryland, North Carolina, Ohio, Pennsylvania, South Carolina and Virginia. It focuses exclusively on middle market commercial accounts, enabling it to form strong relationships with agents and policyholders and provide the highest level of personalized service to its insureds. It complements its standard writings by offering specialized products in areas such as transportation, public school districts and municipalities, which are supported by claim, underwriting and risk management services located close to the customer in three full service regions. Berkley Mid-Atlantic Group delivered solid underwriting performance in 2009, and further expanded its product portfolio into social services and nonprofit entities with the successful development and launch of its new product tailored to community-based nonprofits and educational organizations. The company also implemented a new policy administration system, with new customer-facing technologies, to enhance seamless electronic processing of business between the company and its independent agency partners.

In order to expand our presence in the U.S. Northwest, in August 2009, we formed **Berkley North Pacific Group**. Taking advantage of the outstanding opportunity to serve the unique needs of businesses in that geographic region, this new entity offers a full array of commercial property casualty coverages, including specialty programs for transportation, construction, light manufacturing, and agribusiness. Staffed with a team of professionals averaging 25 years of experience in this area, Berkley North Pacific intends to maintain a local presence in its primary Pacific Northwest markets through its Seattle, WA base and its branch office in Boise, ID, and through its close relationships with its network of independent agents located throughout Washington, Oregon, Idaho, Utah and Montana. As in all Berkley companies, Berkley North Pacific's long-term strategy is built around high quality products, services and people, delivered close to the customer by people with experience, specialized knowledge and local expertise.



Paul S. McAuliffe
Berkley Regional Specialty



Steven F. Coward
Berkley Surety Group



Bradley S. Kuster
Continental Western Group

Berkley Regional Specialty provides access for selected agents of W. R. Berkley Corporation member companies to the low-to-moderate hazard commercial surplus lines market, resulting in time and cost savings for its retail producers as well as the ultimate customer. Its current product lines consist of commercial general liability, commercial property, and inland marine. Berkley Regional Specialty's unique business model results in preferred account placement as well as reduced business acquisition costs. In 2009, the company expanded its national footprint to 215 producer contracts in 41 states, ideally positioning itself to help agents who represent our Regional companies provide clients with access to select specialty products.

Berkley Surety Group is a professional surety underwriting management facility providing surety bonds through professional surety producers and multi-line insurance agents. While its primary focus has been performance and payment bonds for small to medium-sized construction contractors, its portfolio has recently expanded to include support for environmental surety, traditional commercial surety and service contractors. Although the year saw a sharp decline in traditional contract premiums, Berkley Surety was able to profitably grow its business in 2009. The challenging economic environment provided an opportunity to launch a new product segment focusing on secured credit for small and emerging contractors, and its standard contract surety line and commercial and alternative markets products continued to grow and perform well. Berkley Surety is based in Morristown, NJ with 16 branch operations to improve access to key brokers who support its expanded commercial surety effort.

Continental Western Group is a leading provider of commercial insurance services to a wide range of businesses throughout the Midwest. It maintains a broad risk appetite, providing agents with a reliable market for customers in local communities. A key strength of Continental Western Group continues to be its unique niche offerings, including coverages for fire departments, schools, public entities, rural utilities, churches, golf courses, motor carriers, and contractors. It has also successfully leveraged its early roots in grain dealer insurance to develop specific areas of expertise in specialized programs for agriculture-based businesses. During 2009, Continental Western expanded its market position in this sector with a new division, Berkley Agribusiness Risk Specialists, which will have a nationwide footprint. In 2009, its Rocky Mountain Region was spun off as a separate Regional company, now Berkley North Pacific, to better serve the Pacific Northwest market.



Bill Thornton
Regional Excess Underwriters



Craig W. Sparks
Union Standard Insurance Group

While results in 2009 were impacted by frequent weather-related events and increased loss activity in the transportation and contractors classes, Continental Western continues to build on its niche strengths, capitalizing on agency technology improvements, and relying on its strong agency partnerships to provide superior products and services to its clients.

Regional Excess Underwriters is a full service excess and surplus lines brokerage offering commercial coverages to Berkley group contracted agents throughout the continental United States. Representing the nation's leading excess and surplus lines companies through offices in Westbrook, ME; Charlotte, NC; Chicago, IL; Irving, TX; and Jacksonville, FL, it is well positioned to address the needs of agents of W. R. Berkley Corporation member companies by placing their sophisticated risks either within the W. R. Berkley group of highly-rated insurance companies, or by drawing upon the resources of external insurance carriers. Regional Excess Underwriters has the ability to place business both as a general agent and as a broker and is licensed in all 50 states, with surplus lines licenses in most.

Union Standard Insurance Group provides commercial property casualty insurance products to a wide range of small to medium sized commercial entities through independent insurance agents located throughout nine states. In its seventh consecutive year of profitability in 2009, it focused on providing a stable market for preferred middle market commercial accounts in its territories of Alabama, Arizona, Arkansas, Kentucky, Mississippi, New Mexico, Oklahoma, Tennessee and Texas. With its long-term commitment to local presence and a focus on continuous improvement in technology, analytics, and niche marketing, Union Standard remains competitive regardless of market conditions. Its stable and broad underwriting appetite was expanded again this year with profitable growth in specialty businesses such as farm and ranch, short-haul transportation, and its school program. In spite of competitive pricing conditions throughout the industry, Union Standard continued to provide its trademark high level of service to both agents and insureds. With the strength of its agency relationships, underwriting discipline, and technology improvements, Union Standard is poised to seize the opportunities that lie ahead.

ALTERNATIVE MARKETS SEGMENT

$163 million

2009 Pre-tax income

The Alternative Markets segment provides a comprehensive, outcome-focused portfolio of specialty products and services, supported by unique risk management programs and strong relationships with its distribution channels.

GROSS WRITTEN PREMIUM BY OPERATING UNIT

(By percentage)



Midwest Employers Casualty	38%
Key Risk	18%
Berkley Net Underwriters	11%
Riverport	10%
Preferred Employers	8%
Berkley Accident & Health	6%
Berkley Medical Excess	5%
Assigned Risk Plans	4%

SEGMENT DATA

(Dollars in millions)

	2009	2008
Total assets	$3,643	$3,465
Total revenues	$ 769	$ 832
Pre-tax income	$ 163	$ 202
GAAP combined ratio	89%	87%
Return on equity	14%	18%

We concentrate on industries that allow focused risk management to reduce exposures and improve outcomes.



Robert D. Stone
Senior Vice President
Alternative Markets Operations

In industries ranging from healthcare to education to public entities and municipalities, our goal is to deliver the long-term solutions that ultimately meaningfully reduce the total cost of risk to our customers.

Our Alternative Markets business was originally built around workers' compensation self-insurance services. Today, we deliver the long-term solutions that meaningfully reduce the total cost of risk to our customers in three ways: through primary insurance coverages that enable businesses to operate with confidence; through excess insurance coverages that protect self-insured clients against severe losses; and through products and services that help clients reduce their total cost of risk and gain more control over the cause of loss.

We concentrate on industries that allow focused risk management to reduce exposures, and within those industries we look for opportunities where our products bring value to our insureds. We offer sophisticated analytical tools, often tailored to client specific needs, that help them manage those risks more effectively, through in-depth industry knowledge, better information, and new ways of thinking about their business. We then take our knowledge of risk protection, our data and analytic capabilities, and our risk management services and combine that with our financial capacity, and our client's willingness and ability to participate in that risk, to achieve better and more predictable outcomes. Through our claims handling, program management and loss control services, we help make their business more profitable through improved process, focused risk management, and better measurements of those outcomes.

23% Return on Equity

Five Year Average

This collaborative relationship enables us to work together to lower the cost of managing risk for our customer while at the same time enabling us to earn a good return on the products and services provided. In industries ranging from healthcare to educational institutions to public entities and municipalities, our goal is to deliver the excellent long-term solutions that ultimately meaningfully reduce the total cost of risk to our customers: fewer fires, fewer injuries, fewer accidents in our schools and hospitals – things that make people safer and businesses stronger. We focus on lowering loss cost.

Workers' compensation, which forms the majority of the segment, is the part of our industry which has been the most significantly impacted by the current economy, as a result of slowing business activity, rising unemployment, and declining payrolls. The construction business in particular, both residential and commercial, continues to be significantly affected, impacting large corporations as well as small artisans. The more subtle repercussions occur, however, as companies make efforts to maintain productivity with fewer resources, creating potentially greater risk of increased loss cost, and making active loss control measures even more critical.

While all of our markets continue to be competitive, we are starting to see early indicators that some of the more aggressive competitors are beginning to change their behavior, although not yet in a manner that will significantly affect the market. We still find opportunities, however, to develop business through the launch of new products and through our continuous efforts to identify distribution partners and clients who find our approach to business valuable. And we look forward to continuing our long-standing focus on serving quality customers and improving their overall loss experience.

OPERATING UNITS

Berkley Accident and Health provides a broad portfolio of insurance and reinsurance products through four primary lines of business: medical stop loss, managed care, special risk, and group captive products. Throughout the year, the company continued to expand its businesses by building on the underwriting competencies and distribution sources that have been critical factors in its success since its formation in 2005. This year the company expanded its sales force and underwriting capabilities to increase its presence in the medical stop loss marketplace, and established a Group Captive Division to provide a self-insurance solution for small employers. Berkley Accident and Health expects to continue strong growth momentum in all segments in 2010, with accelerated growth expected in the medical stop loss segment as this market shows signs of improvement.


Christopher C. Brown
Berkley Accident and Health


J. Michael Foley
Berkley Medical Excess Underwriters


John K. Goldwater
Berkley Net Underwriters


Kenneth R. Hopkins
Berkley Risk Administrators Company

Berkley Medical Excess Underwriters insures healthcare organizations that retain the predictable layer of risk and seek to maximize the effectiveness and efficiency of their risk financing program. By understanding each client's unique needs and goals, it is able to develop a risk financing and service strategy that is innovative, flexible and responsive, and that reduces each individual client's overall total cost of risk. Its team of healthcare risk specialists includes professionals from all facets of the insurance industry, including finance, actuarial, clinical risk management, underwriting and claims. In the current climate of financial uncertainty, when clients in the hospital industry in particular are increasingly seeking out performance-based alternatives to their risk financing needs, Berkley Medical's innovative product and service offerings continue to provide the added value customers are seeking. Market dislocations among the competitors in this niche also brought additional opportunities for business growth during the past year, as well as the continued creation of brand awareness across Berkley Medical's distribution channel.

Berkley Net Underwriters utilizes a web-based platform that allows producers to efficiently quote, bind and service workers' compensation products for small businesses. It focuses on niche insurance products for small and medium-sized commercial risks, using innovative, interactive technology that offers agents and policyholders a suite of online tools that make managing their workers' compensation policies easier, including features for online payments, customer service and claims reporting. In 2009, BerkleyNet expanded its geographic footprint to include new states in the Southwest, while continuing to enjoy a strong distribution presence in the Southeast, Mid-Atlantic, and Midwest. In the coming year, distribution expansion will focus on retail and specialty niche partners, as well as agents in newer states, including Texas. With a core set of states solidified, BerkleyNet anticipates additional growth in 2010 as it continues to gain targeted market share, increase production sources and leverage operational efficiencies from its business model.

Berkley Risk Administrators Company provides insurance program management services to a variety of organizations including self-insureds, captives, governmental entities, risk retention groups, and insurance companies. It is also a nationwide third-party administrator of workers' compensation and property/liability claims, and the nation's third largest servicing carrier for workers' compensation assigned risk plans, now serving plans in 20 states. During the year, it strengthened its position by maintaining and improving its consistently high service levels, as evidenced by outstanding results on external claim and underwriting audit scores, and by refining its program management process to create additional value for its clients. In 2009, Berkley



Robert W. Standen
Key Risk Insurance Company



Melodee J. Saunders
Midwest Employers Casualty Company



Linda R. Smith
Preferred Employers Insurance Company



Douglass E. Pfeifer
Riverport Insurance Company

Fewer fires, fewer injuries, fewer accidents in our schools and hospitals – things that make people safer and businesses stronger.

Risk Administrators launched East Isles Reinsurance Ltd., a Bermuda segregated account company, to offer additional solutions in its suite of specialty product offerings. Berkley Risk continues to provide comprehensive, outcome-focused services for its diverse group of long-standing clients.

Focusing exclusively on workers' compensation, **Key Risk Insurance Company**, and its affiliate, **Key Risk Management Services** provide insurance and third party administration services to policyholders and self-insured employers in the Eastern U.S. Committed to providing in-depth local expertise and knowledge, Key Risk operates from its headquarters in Greensboro, NC and seven regional offices located strategically from Maryland to Florida. Well known for its proven ability to provide improved outcomes for its clients through the customized delivery of expert claims, managed care and loss control services, Key Risk concentrated on strengthening agency relationships and enhancing the overall client experience in 2009. The company was successful in maintaining its underwriting discipline, diversifying its portfolio of risk and growing business in the territories it recently entered. Key Risk's unique combination of workers' compensation expertise, specialization and a commitment to long-term relationships has allowed it to maintain a high rate of client retention while producing attractive returns. While the marketplace continued to be extremely competitive in 2009, Key Risk has positioned itself to successfully pursue future opportunities and meet the needs of its distribution network as market conditions improve.

Midwest Employers Casualty Company is an excess workers' compensation insurance carrier that provides risk-transfer products and helps its clients achieve best practice results through a sophisticated, analytical approach to risk selection and management. Its highly regarded Total Cost of Risk (TCOR) program, designed over a decade ago, has gained industry-wide recognition for enabling employers to significantly reduce their overall costs by managing total loss costs, and by reducing their exposures to risk. This value-added service, which

Start-ups Grew to 17%
of Segment Gross Premiums Written

provides self-insured clients with loss prevention tools and benchmarking analytics unique in the marketplace, differentiates Midwest Employers by affording clients a service experience that cannot be replicated by its competitors. This strategy, combined with its strong service approach, has resulted in improved loss results for clients and higher margins on business written by the company. Midwest Employers' success as a service innovator and responsive claims handler allowed it to successfully weather and prosper in a challenging market environment in 2009.

Preferred Employers Insurance Company focuses exclusively on workers' compensation products and services for small to mid-sized, owner-managed businesses in California, serving approximately 12,000 customers covering a broad spectrum of industries throughout the state. It has a thorough understanding of the state's diverse industry and economic base, combined with an ability to respond quickly to market conditions. While the California marketplace remained extremely competitive during 2009, unfavorable case law and high industry expense ratios impacted many of Preferred's low-priced competitors, resulting in an upturn in new sales for Preferred Employers and increasingly high percentages of policy retention during the last half of the year. Despite the economic distress California small business owners have experienced, policyholder business closures and bad debt did not increase significantly in 2009. While payrolls per account decreased due to weakened sales and expense pressures, these levels are expected to begin stabilizing in 2010, and payroll growth in sectors such as retail and services is anticipated. 2010 should provide Preferred Employers significant growth opportunities as under-priced carriers constrict their underwriting appetite and increase prices.

Riverport Insurance Company provides comprehensive property casualty insurance coverages to human services organizations, including nonprofit and for-profit organizations, public entities, self-insured companies, associations and purchasing groups. Its product offerings include traditional, primary coverages as well as alternative market solutions for clients who want to retain a larger share of their own risk and have the resources to do so. For those clients, Riverport also provides a range of insurance program services, such as underwriting, claims, and operational support. Now in its 20th year of operation, it is continuing its commitment to human services organizations while expanding its specialty writings to include Minnesota schools, other public entities, special events, amateur sports, and recreation. In addition, it is continuing to develop products and services that involve various forms of self-insurance, including large deductible, captives, risk retention groups, or purchasing groups.

REINSURANCE SEGMENT

$86 million

2009 Pre-tax income

The selectivity of our portfolio and judicious allocation of capacity to those accounts that offer the best opportunities for risk-adjusted return enabled our Reinsurance segment to maintain a combined ratio below 97% in 2009.

Gross Written Premium by Operating Unit

(By percentage)



Signet Star Re	55%
Facultative ReSources	18%
Lloyd's	18%
B F Re	9%

Segment Data

(Dollars in millions)

	2009	2008
Total assets	$3,142	$2,849
Total revenues	$ 487	$ 636
Pre-tax income	$ 86	$ 118
GAAP combined ratio	97%	99%
Return on equity	8%	9%

Our Reinsurance units sustained their position of strength in 2009 through disciplined underwriting and opportunistic growth.



C. FRED MADSEN
Senior Vice President
Reinsurance Operations

We continue to selectively build strategic and long-term relationships with ceding companies whose business philosophies and operating standards align with our own.

Reinsurance is a vehicle which allows primary insurance companies to mitigate the risk inherent in their business, increase underwriting capacity, and stabilize profits. Historically, it has been a tool which companies have also used to buffer their financial results against the fluctuations of the market cycle. In a soft market, companies tend to buy less reinsurance, thereby increasing net written premium, but retaining more risk. A benign claims environment will generally make this a more comfortable strategy for ceding companies. In recent years, we have seen this phenomenon of companies retaining more risk, as their top lines have been pressured by soft market conditions and they either have not experienced, or are choosing to ignore, the emergence of larger losses that impact their results.

While 2009 saw very little change industry-wide in terms of this market behavior, our Reinsurance companies nevertheless continued to improve their market positions. Each of our operating units strategically refined its portfolio, in some cases electing not to participate with those clients who were not able to give us the appropriate rate of return we need on their business. Simultaneously, our underwriters sought out new opportunities, companies, and lines of business with attractive margins.

Our treaty business, which provides reinsurance coverage on a portfolio basis, continued to strategically reduce its number of clients and focus capacity on fewer, selected companies who want both the financial strength and the long-term commitment we provide. In our facultative companies, where we provide capacity on a transactional basis, our companies are utilizing their underwriting expertise, knowledge base and experience to facilitate risk-taking selectively on each individual exposure. Most importantly, across our segment, we are focused on finding those like-minded

$2.5 billion
in policyholder surplus for
Berkley Insurance Company

reinsurance partners who share our core values and operating principles and who are looking for the long-term business relationship that provides mutual benefit.

In 2009, our Reinsurance operating units raised their industry profile through targeted marketing and a strategy of broader communication with brokers and reinsurance partners alike. As a result, Signet Star Re saw a 25% increase in targeted submissions over the previous year, and Facultative ReSources experienced a 10% increase in new submissions from targeted business with companies where no previous relationship had existed. In an industry that has historically not had or made optimal use of data, our companies are continuing to refine and develop the analytical and data mining tools that are allowing them to better identify and assess prospects and profitability, and to be more precise in the risk selection and pricing decisions that contribute to our underwriting discipline. With the benefit of this added precision, we are able to then allocate our capital more intelligently.

Over the course of the past year, our operating units sustained their position of strength in a challenging market through disciplined underwriting, opportunistic growth, and by actively identifying and seizing the outstanding opportunities that were available. Regardless of market environment, we will continue to selectively build strategic and long-term relationships with ceding companies whose business philosophies and operating standards align with our own. We expect this segment of our business to show substantial growth as the cycle begins to tighten.

OPERATING UNITS

The segment writes on behalf of Berkley Insurance Company (BIC), one of the strongest companies in the insurance and reinsurance markets. BIC ended 2009 with $2.5 billion in policyholder surplus and carries an A.M. Best Co. rating of A+ (Superior) and a Standard and Poor's rating of A+ (Strong), exceptional ratings which have remained constant over the past several years, without being disrupted even in the most recent volatile environment. Our facultative business is operated through Facultative ReSources, Inc. in the broker market and B F Re Underwriters, LLC for direct business. Our treaty business is conducted through Signet Star Re, LLC. Berkley Risk Solutions provides insurance and reinsurance-based financial solutions to insurance companies and self-insureds.

B F Re Underwriters is a direct casualty reinsurance underwriting manager serving clients through a nationwide network of regional offices. Its facultative reinsurance products include automatic, semi-automatic and individual risk assumed reinsurance. Since its inception, it has been distinguished by a flat organizational structure and regional operation that allow for customized solutions, rather than the broad brush approach to products that is often commonplace in the market. In 2009, B F Re worked to further identify its clients' needs and build value driven relationships that are individually tailored to areas where it can deliver mutually beneficial solutions through its signature consultative approach. It has consistently maintained underwriting and pricing discipline while responding to



Daniel L. Avery
B F Re Underwriters



John E. Goodloe
Facultative ReSources



Jon A. Schriber
Signet Star Re



Jeffrey E. Vosburgh
Berkley Risk Solutions

the need for local facultative presence. The company continues to expand its scope of services, including specialized underwriting training and a new operating system to improve the speed and efficiency of service levels to its clients.

Facultative ReSources is a leading broker market property casualty facultative underwriting manager that provides reinsurance intermediaries and their ceding company clients with reinsurance products and a superior level of service that is recognized industry wide. Facultative ReSources met the challenges of a competitive marketplace in 2009 by drawing upon its database of long and credible loss histories and its rich reservoir of underwriting experience to refine its pricing and risk selection strategies. It is preparing for the next market turn as well by broadening its expertise in a number of specialized areas, including environmental, agribusiness, and property hazards in emerging technologies. A West Coast branch office was opened in Los Angeles to expand ongoing efforts to close the proximity between the company and its producers and clients in that market. Facultative ReSources also exercised discipline over the past year by reassessing its participation in certain property and construction lines where market pricing did not match up with its view of the exposure, or a targeted rate of return.

Signet Star Re is a leading broker market treaty reinsurance underwriter with a primary focus on providing solutions for insurance companies, or specific units within an insurance company, that have a successful business model built upon specialization in the products they underwrite. In 2009, Signet Star added to its existing general liability and professional liability product offerings by adding medical malpractice and property per risk expertise. It continued as well to search for smaller, niche opportunities during a generally difficult insurance market. This strategy served Signet Star well as it was successful in broadening its client base while reducing support for classes and lines of business with substandard returns. It also used the past year as an opportunity to validate its processes, and to increase its operational efficiencies in anticipation of the market turn.

Berkley Risk Solutions specializes in sophisticated and complex casualty insurance and reinsurance transactions that provide clients with innovative solutions to their risk-based funding, capital and other strategic business goals. It considers a wide variety of submissions for insured, insurance and reinsurance platforms and, through other W. R. Berkley member companies, can offer its clients the option of purchasing certain ancillary services such as claims handling. To support these efforts, Berkley Risk Solutions has assembled a team of experienced professionals who bring critical industry knowledge and transactional skill to bear in designing and structuring risk transactions that meet client objectives. Business is produced by an array of like-minded insurance and reinsurance agents, brokers and wholesalers who look to match unique client needs and objectives with equally creative products and solutions.

INTERNATIONAL SEGMENT

$23 million

2009 Pre-tax income

In 2009, we capitalized on a number of attractive opportunities in our international markets, both in accessing new portfolios of business and in developing existing ones.

GROSS WRITTEN PREMIUM BY TERRITORY
(By percentage)



South America	41%
Europe	33%
Asia Pacific	18%
Syndicate 1967	6%
Canada	2%

SEGMENT DATA
(Dollars in millions)

	2009	2008
Total assets	$1,119	$879
Total revenues	$ 352	$322
Pre-tax income	$ 23	$ 53
GAAP combined ratio	100%	101%
Return on equity	7%	15%

The International segment enjoyed strong growth in 2009 across all operating units.



STEVEN W. TAYLOR
Senior Vice President
International Operations

Around the world, as in America, outstanding people are the key to outstanding returns.

In each of our chosen marketplaces, we have built our International business strategically over time by carefully assembling teams of outstanding local professionals who understand the specific needs of their respective markets. In each of these areas our business has, by design, comprised a diverse mix of product lines, territories and distribution channels, each relevant to its local marketplace but focused on achieving an acceptable risk-adjusted return. Growth has been measured and thoughtful, with sensitivity to great variances in local market practices, accounting and legal environments, but always focused on building long-term, sustainable businesses. Throughout these markets, we have transplanted our decentralized operating structure, seeking out management teams who share our business values and entrepreneurial spirit, and provided autonomy to local management. Around the world, as in America, we believe that outstanding people are the key to outstanding returns.

Building on these foundations, the International segment enjoyed strong growth in 2009 across all operating units, as we capitalized on a number of attractive opportunities, both in accessing new portfolios of business and in developing existing ones. 2009 saw revenue growth from our recently formed operating units as well as from our more mature businesses, each of which broadened their product offering and geographic reach during the year.

In Latin America, the outstanding management team of Berkley International Latinoamérica continued to deliver excellent returns, regardless of economic climate. Our Argentine operations, in particular, have shown unrivaled flexibility in maintaining their

20% Growth
in Net Premiums Written

market leadership as one of the premier property casualty providers and the second largest operation in the country specializing in workers' compensation products and services. In 2009, Berkley International Latinoamérica continued its product and geographic expansion, introducing new lines of business into Brazil, and strengthening its new operations in Uruguay with recognized industry professionals.

In London, our application to Lloyd's to form a Syndicate was approved and in June 2009 began trading as W. R. Berkley Syndicate 1967. The newly formed Syndicate soon gained broad market acceptance, and has now successfully developed an enviable portfolio. Our U.K.-based insurer, W. R. Berkley Insurance (Europe), entered both new product lines and territories, most notably in Scandinavia. And in the Americas, our new Canadian business continued its growth strategy with great success.

Berkley Re Asia Pacific completed the integration of its businesses in Hong Kong, Sydney and Brisbane in 2009 and made significant strides in building out our Asia Pacific business as a whole, where it is now a recognized lead market. Our exceptional teams there continue to build viable operations based on expertise and understanding of their local markets, and our growing presence in these regions continues to reflect this extraordinary local knowledge.
Despite challenging market conditions and residual effects from the global financial crisis of 2008-09, our International segment is now very well positioned to capitalize on the opportunities that present themselves during 2010, both in terms of people and portfolios of business. While the U.S. still represents 50% of the world's property casualty business, new opportunities exist as economic development brings about more sophisticated economic models to major developing countries. Going forward, we continue to search for opportunities which we believe represent possibilities for outstanding returns outside the U.S. We remain optimistic that this segment of our business will continue to grow strongly and profitably for the foreseeable future, potentially to represent an increasing portion of our overall business over the next five years.

OPERATING UNITS

Business in Latin America is written through the South American member companies of our intermediate holding company, **Berkley International Latinoamérica S.A.** With its decentralized structure of autonomous regional units, it has been able to successfully understand and respond to local market needs, trends and opportunities throughout Argentina, Brazil and Uruguay to become a leading provider of property, casualty, automobile, surety, group life and health and workers' compensation products and services in those operating territories. During 2009, Berkley International Latinoamérica consolidated its geographic expansion and country diversification in one of the fastest growing regions

In each of our chosen marketplaces, we have transplanted our decentralized operating structure, carefully assembling teams of outstanding local professionals who share our business values and entrepreneurial spirit.

in the world, with 86% of its business generated in Argentina, 13% in Brazil and 1% in Uruguay.

Berkley International Seguros S.A., the property casualty operation of Berkley International Latinoamérica in Argentina, and **Berkley International ART**, its workers' compensation facility, recorded outstanding performance in 2009. Despite the financial turmoil affecting the country's economy, both operating units in Argentina have maintained leadership positions in their current market segments, and have demonstrated flexibility in positioning themselves well for new opportunities as the market turns and beyond. During the year both Berkley International Seguros and Berkley International ART appointed highly recognized and experienced professionals to strengthen relationships with distribution channels, as well as to further improve underwriting discipline and claims management. A state-of-the-art technology system, a decentralized structure, a high quality portfolio and an outstanding commitment to the growth of long-term, mutually beneficial relationships with their agents have allowed Berkley International Seguros and Berkley International ART to be counted among the premier property casualty and workers' compensation carriers in Argentina.

Headquartered in São Paulo, with offices in Rio de Janeiro and Belo Horizonte and representation in all major regions of Brazil, **Berkley International do Brasil Seguros S.A.** has established a local presence that has allowed it to expand product distribution and increase market penetration to emerge as one of the largest surety providers in the country. Over the past year it expanded its regional positioning with a new office in Salvador, and added experienced insurance professionals to support its commercial lines expansion. In 2009, Berkley Brasil continued to refine its multi-line strategy with focus on small and medium surety clients. It expanded its product offerings with the introduction of engineering and general liability commercial lines and the development of a new cargo line of business. Its core products, surety and engineering, recorded remarkable growth in gross written premium in 2009 and are now leading participants in these markets.

2009 was the first full year of Berkley International Latinoamérica's operations in Uruguay, where its operating unit enjoyed strong performance and completed a successful transition from start-up to credible, distinguished insurance company. Headquartered in Montevideo, **Berkley International Seguros S.A. (Uruguay)** offers an array of customized property casualty insurance coverages to small and mid-size companies. In keeping with its strategy for future growth, Berkley Uruguay this year hired new professionals to continue fostering long-term relationships with its agents.



Eduardo I. Llobet
Berkley International Latinoamérica



Michael S. McLachlan
Berkley Canada



K. Grant Robson
Berkley Re Australia and Berkley Re Asia

Berkley Canada was formed in 2008 to underwrite on behalf of the Canadian branch of Berkley Insurance Company. Specializing in commercial casualty and professional liability, it offers a broad portfolio of risk products tailored to meet the needs of customers through the independent broker community in Canada. After a successful start-up year in 2009, it is now fully operational in commercial casualty; executive risk, including directors and officers liability and fidelity; insurance for technology-based business and life science companies; and contract surety. With a well staffed, highly experienced group of professionals in place, the company has established relationships with the 130 leading independent brokers throughout Canada and now writes business countrywide. In 2010, Berkley Canada looks forward to building on this strong foundation, expanding its specialty product lines and programs and increasing its broker driven distribution system.

Berkley Re Australia and **Berkley Re Asia**, comprising the Australian and Hong Kong branches of Berkley Insurance Company respectively, provide property and casualty reinsurance to the vast Asia Pacific insurance marketplace. With offices in Brisbane, Sydney and Hong Kong, the company focuses on excess of loss reinsurance, targeting both property and casualty treaty and facultative contracts, and maintains a multiple distribution channel strategy that includes direct, brokers, managing general agents, captives, self-insureds, and government entities.

2009 saw the successful consolidation of the management of what was previously Berkley Insurance Company Hong Kong with the Australian branch of the company established in 2007, trading as Berkley Re Australia. Under its Brisbane-based leadership, its operations grew significantly in 2009 throughout its chosen marketplaces, despite difficult trading conditions. In most of these markets it has increased its overall reach in a number of specialty and niche areas by providing innovative solutions and expertise in markets where a local entity and decentralized decision making are warmly received. In 2010, it plans to continue its expansion through the Asia Pacific territories, both in terms of its geographic reach and product offering, where opportunities for profitable growth can be identified.

W. R. Berkley Insurance (Europe) is a U.K.-based insurer with branch offices in the United Kingdom as well as Spain, Australia, Ireland and Norway. It is known throughout the industry for the quality and breadth of its products, both standard and tailored, provided to a wide variety of clients. With its roots in U.K. and European casualty lines of business, its product offering includes professional indemnity, directors and officers liability, medical malpractice,



STUART WRIGHT
W. R. Berkley Insurance (Europe)



MICHAEL A. SIBTHORPE
W. R. Berkley Syndicate 1967

general liability, personal accident and travel, engineering and construction and more recently marine, cargo and commercial property and casualty packages.

Despite the challenging European market, W. R. Berkley Insurance (Europe)'s operations continued to perform profitably in 2009, expanding their reach by product line and territory. In addition to its operations in London, Manchester, Madrid, Barcelona and Sydney, its new Irish branch is now writing a growing book of professional lines business, and recent expansion in 2009 into the Nordic territories, with a branch in Oslo and a supporting Swedish representative office, has also begun successfully. 2009 also saw a structural reorganization of W. R. Berkley Insurance (Europe) into a branch network to better serve customer needs, supported by a central services team based in London. It is well positioned to expand its geographic reach during 2010 as opportunities arise, and has the capacity to grow significantly through its established distribution channels when trading conditions improve.

After a long and profitable association with Lloyd's of London, we entered a new phase of that relationship by establishing **W. R. Berkley Syndicate 1967** at Lloyd's, which began underwriting on June 1, 2009 following approval from the Lloyd's Franchise Board. In contrast to most other W. R. Berkley businesses, the Syndicate's focus is on lines of business more global in nature where access to Lloyd's diverse and far reaching distribution platforms will allow us to further expand our international reach. Since it began underwriting in June 2009, its commercial property team has made an immediate impact within its chosen marketplace and has, in a relatively short space of time, become a recognized lead insurer for complex, risk managed and technical portfolios of commercial property risks globally. Its accident and contingency portfolios, which were launched more recently, are also showing strong prospects for continued growth throughout 2010. With the support of Lloyd's, the Syndicate is also actively working with selected W. R. Berkley member companies globally to access business for which the Lloyd's platform and unique distribution structure are felt to be best suited.

CUMULATIVE TOTAL RETURN

Based upon an initial investment of $100
on December 31, 2004 with dividends reinvested



● W. R. Berkley Corporation ● S&P 500® ● Custom Composite Index (9 Stocks)

The Custom Composites Index consists of ACE Limited, The Chubb Corporation, Cincinnati Financial Corporation, CNA Financial Corporation, Everest Re Group, Ltd., HCC Insurance Holdings, Inc., Markel Corporation, The Travelers Companies, Inc. and XL Capital Ltd.

Copyright© 2010 S&P, a division of The McGraw-Hill Companies Inc. All rights reserved.

	Dec 04	Dec 05	Dec 06	Dec 07	Dec 08	Dec 09
W. R. Berkley Corporation	$100	$152	$166	$144	$152	$122
S&P 500®	$100	$105	$121	$128	$ 81	$102
Custom Composite Index (9 Stocks)	$100	$118	$136	$133	$103	$117

FINANCIAL DATA

TABLE OF CONTENTS

50 Financial Data

51 Management's Discussion and Analysis

76 Reports of Independent Registered Public Accounting Firm

78 Consolidated Statements of Income

79 Consolidated Balance Sheets

80 Consolidated Statements of Stockholders' Equity

80 Consolidated Statements of Comprehensive Income

81 Consolidated Statements of Cash Flow

82 Notes to Consolidated Financial Statements

FINANCIAL DATA

(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

Years ended December 31,	2009	2008	2007	2006	2005
Net premiums written	$ 3,730,095	$ 4,033,899	$ 4,575,989	$ 4,818,993	$ 4,604,574
Net premiums earned	3,805,849	4,289,580	4,663,701	4,692,622	4,460,935
Net investment income	552,561	537,033	634,386	549,030	385,417
Income (losses) from investment funds	(173,553)	(3,553)	38,274	37,145	18,545
Insurance service fees	93,245	102,856	97,689	104,812	110,697
Net investment gains (losses)	(38,408)	(356,931)	49,696	9,648	17,209
Revenues from wholly-owned investees	189,347	137,280	102,846	—	—
Total revenues	4,431,178	4,708,808	5,588,397	5,394,831	4,996,839
Interest expense	87,989	84,623	88,996	92,522	85,926
Income before income taxes	382,230	326,322	1,092,392	988,645	770,537
Income tax expense	(73,150)	(44,919)	(323,070)	(286,398)	(222,521)
Noncontrolling interests	(23)	(262)	(3,083)	(2,729)	(3,124)
Net income to common stockholders	309,057	281,141	766,239	699,518	544,892
Data per common share:					
Net income per basic share	1.93	1.68	4.05	3.65	2.86
Net income per diluted share	1.86	1.62	3.90	3.46	2.72
Common stockholders' equity	22.97	18.87	19.92	17.30	13.42
Cash dividends declared	0.24	0.23	0.20	0.16	0.12
Weighted average shares outstanding:					
Basic	160,357	166,956	188,981	191,809	190,533
Diluted	166,574	173,454	196,698	201,961	200,426
Balance sheet data as of year end:					
Investments	$13,050,238	$11,143,281	$11,956,717	$11,172,684	$ 9,866,389
Total assets	17,328,596	16,121,158	16,820,005	15,656,489	13,896,287
Reserves for losses and loss expenses	9,071,671	8,999,596	8,678,034	7,784,269	6,711,760
Junior subordinated debentures	249,793	249,584	249,375	241,953	450,634
Senior notes and other debt	1,345,481	1,021,869	1,121,793	869,187	967,818
Common stockholders' equity	3,596,067	3,046,319	3,592,368	3,335,159	2,567,077

PAST PRICES OF COMMON STOCK

THE COMMON STOCK OF THE COMPANY IS TRADED ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL "WRB".

	Price Range		Dividends
	High	Low	Declared Per Share
2009			
Fourth Quarter	$26.15	$23.30	$.06
Third Quarter	26.26	20.82	.06
Second Quarter	25.18	21.05	.06
First Quarter	31.07	18.59	.06
2008			
Fourth Quarter	$31.21	$16.62	$.06
Third Quarter	29.34	20.39	.06
Second Quarter	29.02	24.01	.06
First Quarter	31.26	26.39	.05

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

W. R. Berkley Corporation is an insurance holding company that is among the largest commercial lines writers in the United States and operates in five business segments: Specialty insurance, Regional property casualty insurance, Alternative Markets, Reinsurance and International. The Company's primary sources of revenues and earnings are its insurance operations and its investments.

The profitability of the Company's insurance business is affected primarily by the adequacy of premium rates. The ultimate adequacy of premium rates is not known with certainty at the time a property casualty insurance policy is issued because premiums are determined before claims are reported. The ultimate adequacy of premium rates is affected mainly by the severity and frequency of claims, which are influenced by many factors, including natural and other disasters, regulatory measures and court decisions that define and change the extent of coverage and the effects of economic inflation on the amount of compensation for injuries or losses. General insurance prices are also influenced by available insurance capacity, i.e., the level of policyholders' surplus employed in the industry, and the industry's willingness to deploy that capital.

Available insurance capacity has increased in recent years, increasing competition in the industry and putting downward pressure on pricing and terms and conditions. In 2007, we saw increased competition and decreased prices across most of our business segments. This trend of increased competition and decreased prices continued in 2008. These trends moderated in 2009, and we expect continued improvement in 2010. Price changes are reflected in our results over time as premiums are earned.

The Company's profitability is also affected by its investment income. The Company's invested assets, which are derived from its own capital and cash flow from its insurance business, are invested principally in fixed maturity securities. The return on fixed maturity securities is affected primarily by general interest rates and the credit quality and duration of the securities. The Company also invests in equity securities, including those of financial institutions, merger arbitrage, private equity investments and real estate related investments.

CRITICAL ACCOUNTING ESTIMATES

The following presents a discussion of accounting policies and estimates relating to reserves for losses and loss expenses, assumed premiums and investments. Management believes these policies and estimates are the most critical to its operations and require the most difficult, subjective and complex judgments.

Reserves for Losses and Loss Expenses. To recognize liabilities for unpaid losses, either known or unknown, insurers establish reserves, which is a balance sheet account representing estimates of future amounts needed to pay claims and related expenses with respect to insured events which have occurred. Estimates and assumptions relating to reserves for losses and loss expenses are based on complex and subjective judgments, often including the interplay of specific uncertainties with related accounting and actuarial measurements. Such estimates are also susceptible to change as significant periods of time may elapse between the occurrence of an insured loss, the report of the loss to the insurer, the ultimate determination of the cost of the loss and the insurer's payment of that loss.

In general, when a claim is reported, claims personnel establish a "case reserve" for the estimated amount of the ultimate payment. The estimate represents an informed judgment based on general reserving practices and reflects the experience and knowledge of the claims personnel regarding the nature and value of the specific type of claim. Reserves are also established on an aggregate basis to provide for losses incurred but not reported ("IBNR") to the insurer, potential inadequacy of case reserves and the estimated expenses of settling claims, including legal and other fees and general expenses of administrating the claims adjustment process. Reserves are established based upon the then current legal interpretation of coverage provided.

In examining reserve adequacy, several factors are considered in addition to the economic value of losses. These factors include historical data, legal developments, changes in social attitudes and economic conditions, including the effects of inflation. The actuarial process relies on the basic assumption that past experience, adjusted judgmentally for the effects of current developments and anticipated trends, is an appropriate basis for predicting future outcomes. Reserve amounts are necessarily based on management's informed estimates and judgments using currently available data. As additional experience and other data become available and are reviewed, these estimates and judgments may be revised. This may result in reserve increases or decreases that would be reflected in our results in periods in which such estimates and assumptions are changed.

The risk and complexity of estimating loss reserves have increased under the current financial market conditions. It is especially difficult to estimate the impact of inflation on loss reserves given the current economic environment and related government actions. Whereas a slowing economy would generally lead to lower inflation or even deflation, increased government spending would generally lead to higher inflation. A change in our assumptions regarding inflation would result in reserve increases or decreases that would be reflected in our operations in periods in which such assumptions are changed.

Reserves do not represent an exact calculation of liability. Rather, reserves represent an estimate of what management expects the ultimate settlement and claim administration will cost. While the methods for establishing reserves are well tested over time, some of the major assumptions about anticipated loss emergence patterns are subject to unanticipated fluctuation. These estimates, which generally involve actuarial projections, are based on management's assessment of facts and circumstances then known, as well as estimates of future trends in claims severity and frequency, judicial theories of liability and other factors, including the actions of third parties which are beyond the Company's control. These variables are affected by external and internal events, such as inflation and economic volatility, judicial and litigation trends, reinsurance coverage, legislative changes and claim handling and reserving practices, which make it more difficult to accurately predict claim costs. The inherent uncertainties of estimating reserves are greater for certain types of liabilities where long periods of time elapse before a definitive determination of liability is made. Because setting reserves is inherently uncertain, the Company cannot assure that its current reserves will prove adequate in light of subsequent events.

Loss reserves included in the Company's financial statements represent management's best estimates based upon an actuarially derived point estimate and other considerations. The Company uses a variety of actuarial techniques and methods to derive an actuarial point estimate for each operating unit. These methods include paid loss development, incurred loss development, paid and incurred Bornhuetter-Ferguson methods and frequency and severity methods. In circumstances where one actuarial method is considered more credible than the others, that method is used to set the point estimate. For example, the paid loss and incurred loss development methods rely on historical paid and incurred loss data. For new lines of business, where there is insufficient history of paid and incurred claims data, or in circumstances where there have been significant changes in claim practices, the paid and incurred loss development methods would be less credible than other actuarial methods. The actuarial point estimate may also be based on a judgmental weighting of estimates produced from each of the methods considered. Industry loss experience is used to supplement the Company's own data in selecting "tail factors" and in areas where the Company's own data is limited. The actuarial data is analyzed by line of business, coverage and accident or policy year, as appropriate, for each operating unit.

The establishment of the actuarially derived loss reserve point estimate also includes consideration of qualitative factors that may affect the ultimate losses. These qualitative considerations include, among others, the impact of re-underwriting initiatives, changes in the mix of business, changes in distribution sources and changes in policy terms and conditions. Examples of changes in terms and conditions that can have a significant impact on reserve levels are the use of aggregate policy limits, the expansion of coverage exclusions, whether or not defense costs are within policy limits, and changes in deductibles and attachment points.

The key assumptions used to arrive at the best estimate of loss reserves are the expected loss ratios, rate of loss cost inflation, and reported and paid loss emergence patterns. Expected loss ratios represent management's expectation of losses at the time the business is written, before any actual claims experience has emerged. This expectation is a

significant determinant of the estimate of loss reserves for recently written business where there is little paid or incurred loss data to consider. Expected loss ratios are generally derived from historical loss ratios adjusted for the impact of rate changes, loss cost trends and known changes in the type of risks underwritten. Expected loss ratios are estimated for each key line of business within each operating unit. Expected loss cost inflation is particularly important for the long-tail lines, such as excess casualty, and claims with a high medical component, such as workers' compensation. Reported and paid loss emergence patterns are used to project current reported or paid loss amounts to their ultimate settlement value. Loss development factors are based on the historical emergence patterns of paid and incurred losses, and are derived from the Company's own experience and industry data. The paid loss emergence pattern is also significant to excess and assumed workers' compensation reserves because those reserves are discounted to their estimated present value based upon such estimated payout patterns. Management believes the estimates and assumptions it makes in the reserving process provide the best estimate of the ultimate cost of settling claims and related expenses with respect to insured events which have occurred; however, different assumptions and variables could lead to significantly different reserve estimates.

Loss frequency and severity are measures of loss activity that are considered in determining the key assumptions described in our discussion of loss and loss expense reserves, including expected loss ratios, rate of loss cost inflation and reported and paid loss emergence patterns. Loss frequency is a measure of the number of claims per unit of insured exposure, and loss severity is a measure of the average size of claims. Factors affecting loss frequency include the effectiveness of loss controls and safety programs and changes in economic activity or weather patterns. Factors affecting loss severity include changes in policy limits, retentions, rate of inflation and judicial interpretations.

Another factor affecting estimates of loss frequency and severity is the loss reporting lag, which is the period of time between the occurrence of a loss and the date the loss is reported to the Company. The length of the loss reporting lag affects our ability to accurately predict loss frequency (loss frequencies are more predictable for lines with short reporting lags) as well as the amount of reserves needed for incurred but not reported losses (less IBNR is required for lines with short reporting lags). As a result, loss reserves for lines with short reporting lags are likely to have less variation from initial loss estimates. For lines with short reporting lags, which include commercial automobile, primary workers' compensation, other liability (claims-made) and property business, the key assumption is the loss emergence pattern used to project ultimate loss estimates from known losses paid or reported to date. For lines of business with long reporting lags, which include other liability (occurrence), products liability, excess workers' compensation and liability reinsurance, the key assumption is the expected loss ratio since there is often little paid or incurred loss data to consider. Historically, the Company has experienced less variation from its initial loss estimates for lines of businesses with short reporting lags than for lines of business with long reporting lags.

The key assumptions used in calculating the most recent estimate of the loss reserves are reviewed each quarter and adjusted, to the extent necessary, to reflect historical changes, current trends and other factors observed. If the actual level of loss frequency and severity are higher or lower than expected, the ultimate losses will be different than management's estimate. The following table reflects the impact of changes (which could be favorable or unfavorable) in frequency and severity on our loss estimate for claims occurring in 2009 (dollars in thousands):

	Frequency (+/-)		
Severity (+/-)	1%	5%	10%
1%	50,629	152,390	279,592
5%	152,390	258,182	390,422
10%	279,592	390,422	528,958

Our net reserves for losses and loss expenses of $8.1 billion as of December 31, 2009 relate to multiple accident years. Therefore, the impact of changes in frequency or severity for more than one accident year could be higher or lower than the amounts reflected above.

Approximately $1.7 billion, or 21%, of the Company's net loss reserves as of December 31, 2009 relate to assumed reinsurance business. There is a higher degree of uncertainty and greater variability regarding estimates of assumed loss reserves because those estimates are based, in part, upon information received from ceding companies. If information received from ceding companies is not timely or correct, the Company's estimate of ultimate losses may not be accurate. Furthermore, due to delayed reporting of claim information by ceding companies, the claim settlement tail for assumed reinsurance is extended. Management considers the impact of delayed reporting in its selection of assumed loss development factors.

Information received from ceding companies is used to set initial expected loss ratios, to establish case reserves and to estimate reserves for incurred but not reported losses on assumed reinsurance business. This information, which is generally provided through reinsurance intermediaries, is gathered through the underwriting process and from periodic claim reports and other correspondence with ceding companies. The Company performs underwriting and claim audits of selected ceding companies to determine the accuracy and completeness of information provided to the Company. The information received from the ceding companies is supplemented by the Company's own loss development experience with similar lines of business as well as industry loss trends and loss development benchmarks.

Following is a summary of the Company's reserves for losses and loss expenses by business segment as of December 31, 2009 and 2008 (dollars in thousands):

	2009	2008
Specialty	$ 2,972,562	$ 2,973,824
Regional	1,341,451	1,329,697
Alternative Markets	1,771,114	1,691,678
Reinsurance	1,699,052	1,842,848
International	363,603	284,539
Net reserves for losses and loss expenses	8,147,782	8,122,586
Ceded reserves for losses and loss expenses	923,889	877,010
Gross reserves for losses and loss expenses	$ 9,071,671	$ 8,999,596

Following is a summary of the Company's net reserves for losses and loss expenses by major line of business as of December 31, 2009 and 2008 (dollars in thousands):

	Reported Case Reserves	Incurred But Not Reported	Total
December 31, 2009			
General liability	$ 845,889	$2,159,611	$3,005,500
Workers' compensation	1,094,800	1,019,552	2,114,352
Commercial automobile	393,534	196,060	589,594
International	145,807	217,796	363,603
Other	143,336	232,345	375,681
Total primary	2,623,366	3,825,364	6,448,730
Reinsurance	688,593	1,010,459	1,699,052
Total	$3,311,959	$4,835,823	$8,147,782
December 31, 2008			
General liability	$ 800,059	$2,227,257	$3,027,316
Workers' compensation	988,714	1,014,524	2,003,238
Commercial automobile	393,035	210,562	603,597
International	129,351	155,188	284,539
Other	145,010	216,038	361,048
Total primary	2,456,169	3,823,569	6,279,738
Reinsurance	770,247	1,072,601	1,842,848
Total	$3,226,416	$4,896,170	$8,122,586

The following table presents favorable development in our estimate of claims occurring in prior years for the years ended December 31 (dollars in thousands):

	2009	2008
Specialty	$ 75,501	$ 108,497
Regional	52,294	25,530
Alternative Markets	49,346	39,674
Reinsurance	49,040	12,440
International	7,827	9,569
Total development	234,008	195,710
Premium offsets [1]		
Specialty	(6,598)	—
Alternative Markets	(4,174)	—
Reinsurance	(33,036)	—
Net development	$190,200	$195,710

(1) Represents portion of favorable reserve development that was offset by a reduction in earned premiums.

For the year ended December 31, 2009, estimates for claims occurring in prior years decreased by $234 million before premium offsets and by $190 million net of premium offsets. On an accident year basis, the change in prior year reserves for 2009 is comprised of an increase in estimates for claims occurring in accident years 2002 and prior of $44 million and a decrease in estimates for claims occurring in accident years 2003 through 2008 of $278 million. The changes in prior year loss reserve estimates are generally the result of ongoing analysis of recent loss development trends. Original estimates are increased or decreased as additional information becomes known regarding individual claims and aggregate claim trends.

Specialty The majority of the favorable reserve development for the Specialty segment during calendar years 2009 and 2008 was associated with excess and surplus ("E&S") business. E&S insurers are free from rate and form regulation and generally charge higher rates for business than those that are charged in the "standard" market. The favorable development for the E&S business was primarily caused by lower claim frequency trends between 2003 and 2006. Claim frequency (i.e., the number of reported claims per unit of exposure) declined 7.6% in 2003, 10.4% in 2004, 4.6% in 2005 and 5.7% in 2006. These trends were lower than the trends that had been assumed in the reserve estimates made as of December 31, 2007 and 2008. This resulted in favorable reserve development in 2008 and 2009 as those assumptions were revised. One reason for the lower than expected number of claims was the Company's introduction of more restrictive policy language which included additional exclusions that eliminated claims that would have previously been covered, particularly for the Company's building contractor business. In addition, as standard carriers tightened their underwriting criteria, the Company benefited from an influx of accounts from the standard market to the E&S market during these years. The more restrictive policy language and the influx of standard market business resulted in an improved risk profile within the E&S business and a reduction in loss costs that was greater than expected. The favorable E&S development was partially offset by adverse development in commercial transportation.

For 2009, Specialty reserve development (before premium offsets) includes favorable reserve development of $2 million, $9 million, $23 million, $35 million and $28 million for accident years 2003 through 2007, respectively, and unfavorable reserve development of $21 million in years prior to 2003. For 2008, Specialty reserve development (before premium offsets) includes favorable reserve development of $11 million, $21 million, $8 million, $42 million and $46 million for accident years 2003 through 2007, respectively, partially offset by unfavorable reserve development of $20 million in years prior to 2003.

Alternative Markets The favorable reserve development for the Alternative Markets segment during 2009 and 2008 was primarily related to workers' compensation business written in California and to medical excess business. From 2003 to 2005, the State of California enacted various legislative reforms whose impact on workers' compensation costs was uncertain at the time. As actual claims data have emerged, and interpretation of the reforms through case law has evolved, it has become clear that the impact of the reforms was greater than initially expected, resulting in favorable reserve development.

The Company began its excess medical business in 2002, and its initial loss estimates were based primarily on industry data and benchmarks. As the Company's excess medical business has matured, the Company has been able to use its own database and experience to estimate loss reserves. The Company's database and experience indicate that losses are likely to be lower than was expected when loss reserves were initially established. The favorable reserve development in 2009 resulted from a continuation of those trends.

Regional The favorable reserve development for the Regional segment during 2009 was driven primarily by the other liability and commercial automobile lines of business. The favorable reserve development for other liability was primarily related to umbrella business (excess liability coverage above their primary policy limits). Following a comprehensive review of its own umbrella experience in 2009, the Company modified its claims development pattern to reflect its own experience rather than industry data. This shortened the claim development pattern resulting in favorable reserve development. The favorable reserve development for commercial automobile business during 2009 resulted from a reduction in claim frequency. The Company believes the lower claim frequency was related in part to a reduction in miles driven by insured vehicles as a result of the economic downturn.

Loss Reserve Discount The Company discounts its liabilities for excess and assumed workers' compensation business because of the long period of time over which losses are paid. Discounting is intended to appropriately match losses and loss expenses to income earned on investment securities supporting the liabilities. The expected losses and loss expense payout pattern subject to discounting was derived from the Company's loss payout experience. For non-proportional business, reserves for losses and loss expenses have been discounted using risk-free discount rates determined by reference to the U.S. Treasury yield curve. As of December 31, 2009, these discount rates ranged from 2.7% to 6.5%, with a weighted average discount rate of 4.4%. For proportional business, reserves for losses and loss expenses have been discounted at the statutory rate permitted by the Department of Insurance of the State of Delaware of 2.7%. The aggregate net discount, after reflecting the effects of ceded reinsurance, was $877 million and $847 million as of December 31, 2009 and 2008, respectively.

Assumed Reinsurance Premiums. The Company estimates the amount of assumed reinsurance premiums that it will receive under treaty reinsurance agreements at the inception of the contracts. These premium estimates are revised as the actual amount of assumed premiums is reported to the Company by the ceding companies. As estimates of assumed premiums are made or revised, the related amount of earned premium, commissions and incurred losses associated with those premiums are recorded. Estimated assumed premiums receivable were approximately $53 million and $49 million at December 31, 2009 and 2008, respectively. The assumed premium estimates are based upon terms set forth in the reinsurance agreement, information received from ceding companies during the underwriting and negotiation of the agreement, reports received from ceding companies and discussions and correspondence with reinsurance intermediaries. The Company also considers its own view of market conditions, economic trends and experience with similar lines of business. These premium estimates represent management's best estimate of the ultimate amount of premiums to be received under its assumed reinsurance agreements.

Other-Than-Temporary Impairments (OTTI) of Investments. The cost of securities is adjusted where appropriate to include a provision for decline in value which is considered to be other-than-temporary. An other-than-temporary decline is considered to occur in investments where there has been a sustained reduction in market value and where the Company does not expect the fair value to recover prior to the time of sale or maturity. Since equity securities do not have a contractual cash flow at maturity, the Company considers whether the price of an equity security is expected to recover within a reasonable period of time.

The Company classifies its fixed maturity securities and preferred stocks by credit rating, primarily based on ratings assigned by credit rating agencies. For purposes of classifying securities with different ratings, the Company uses the lower rating if two ratings were assigned and the middle rating if three ratings were assigned, unless the Company's own analysis indicates that the lower rating is more appropriate. Securities that are not rated by a rating agency are evaluated and classified by the Company on a case-by-case basis. Unrated securities with an aggregate fair value of $10 million were classified as investment grade at December 31, 2009.

Fixed Maturity Securities For securities that we intend to sell or, more likely than not, would be required to sell, a decline in value below amortized cost is considered to be OTTI. The amount of OTTI is equal to the difference between amortized cost and fair value at the balance sheet date. For securities that we do not intend to sell or expect to be required to sell, a decline in value below amortized cost is considered to be an OTTI if we do not expect to recover the entire amortized cost basis of a security (i.e., the present value of cash flows expected to be collected is less than the amortized cost basis of the security). The portion of the decline in value considered to be a credit loss (i.e., the difference between the present value of cash flows expected to be collected and the amortized cost basis of the security) is recognized in earnings. The portion of the decline in value not considered to be a credit loss (i.e., the difference in the present value of cash flows expected to be collected and the fair value of the security) is recognized in other comprehensive income.

Impairment assessments for structured securities, including mortgage-backed securities and asset-backed securities, collateralized debt obligations and corporate debt, are generally evaluated based on the performance of the underlying collateral under various economic and default scenarios that may involve subjective judgments and estimates by management. Modeling these securities involves various factors, such as projected default rates, the nature and realizable value of the collateral, the ability of the issuer to make scheduled payments, historical performance and other relevant economic and performance factors. If an OTTI determination is made, a discounted cash flow analysis is used to ascertain the amount of the credit impairment.

The following table provides a summary of all fixed maturity securities as of December 31, 2009 by the length of time those securities have been continuously in an unrealized loss position (dollars in thousands):

	Number of Securities	Aggregate Fair Value	Gross Unrealized Loss
Unrealized loss less than 20% of amortized cost	234	$ 2,079,664	$ 84,211
Unrealized loss of 20% or greater:			
Less than six months	4	36,275	9,556
Six months to less than nine	—	—	—
Nine months to less than twelve	—	—	—
Twelve months	11	117,820	44,629
Total	249	$ 2,233,759	$138,396

A summary of the Company's non-investment grade fixed maturity securities that were in an unrealized loss position at December 31, 2009 is presented in the table below (dollars in thousands):

	Number of Securities	Aggregate Fair Value	Gross Unrealized Loss
Mortgage-backed securities	15	$ 92,298	$ 24,457
Corporate	9	40,804	5,804
State and municipal	5	36,848	4,586
Foreign bonds	1	485	38
Total	30	$170,435	$ 34,885

One of the securities in the above table has an unrealized loss position greater than $5 million. That investment is a commercial mortgage-backed security with a fair value of $26 million and an unrealized loss of $11 million. The investment is secured by 99 properties comprising approximately 30 million square feet of office space located primarily in Boston, Northern California and Los Angeles. The current debt maturity of February 2011 can be extended at the borrower's option through February 2012 provided that there is no continuing default and that the borrower provides interest protection for LIBOR above 6½%. The Company believes the amount of outstanding debt for the Company's debt layer and all debt layers senior to the Company's debt layer to be below the current market values for the underlying properties. Based on the portfolio's stable performance (e.g., occupancy rates, lease terms and debt service coverage) and on there being substantial subordinate capital, the Company does not consider the investment to be OTTI.

The Company has evaluated its fixed maturity securities in an unrealized loss position and believes the unrealized losses are due primarily to temporary market and sector-related factors rather than to issuer-specific factors. None of these securities are delinquent or in default on financial covenants. Based on its assessment of these issuers, the Company expects them to continue to meet their contractual payment obligations as they become due and does not consider any of these securities to be OTTI.

Preferred Stocks At December 31, 2009, there were 36 preferred stocks in an unrealized loss position, with an aggregate fair value of $174 million and a gross unrealized loss of $13 million. None of the securities had an unrealized loss of greater than 20% at December 31, 2009. One preferred stock with an aggregate fair value of $3 million and an aggregate unrealized loss of $186,000 is rated non-investment grade. The Company does not consider this investment to be OTTI.

Common Stocks At December 31, 2009, the Company owned three common stocks in an unrealized loss position with an aggregate fair value of $20 million and an aggregate unrealized loss of $6 million. The Company does not consider any of these investments to be OTTI.

Loans Receivable The Company monitors the performance of its loans receivable, including current market conditions for each loan and the ability to collect principal and interest. For loans where the Company determines it is probable that the contractual terms will not be met, an impairment is recognized and a valuation allowance is established with a charge to net realized capital losses. Loans receivable are reported net of a valuation reserve of $14 million and $1 million at December 31, 2009 and 2008, respectively.

FAIR VALUE MEASUREMENTS.

The Company's fixed maturity and equity securities available for sale and its trading account securities are carried at fair value. Fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." The Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for similar assets in active markets. Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs may only be used to measure fair value to the extent that observable inputs are not available. The fair value of the vast majority of the Company's portfolio is based on observable data (other than quoted prices) and, accordingly, is classified as Level 2.

In classifying particular financial securities in the fair value hierarchy, the Company uses its judgment to determine whether the market for a security is active and whether significant pricing inputs are observable. The Company determines the existence of an active market by assessing whether transactions occur with sufficient frequency and volume to provide reliable pricing information. The Company determines whether inputs are observable based on the use of such information by pricing services and external investment managers, the uninterrupted availability of such inputs, the need to make significant adjustments to such inputs and the volatility of such inputs over time. If the market for a security is determined to be inactive or if significant inputs used to price a security are determined to be unobservable, the security is categorized in Level 3 of the fair value hierarchy.

Because many fixed maturity securities do not trade on a daily basis, the Company utilizes pricing models and processes which may include benchmark curves, benchmarking of like securities, sector groupings and matrix pricing. Market inputs used to evaluate securities include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data. Quoted prices are often unavailable for recently issued securities, securities that are infrequently traded or securities that are only traded in private transactions. For publicly traded securities for which quoted prices are unavailable, the Company determines fair value based on independent broker quotations and other observable market data. For securities traded only in private negotiations, the Company determines fair value based primarily on the cost of such securities, which is adjusted to reflect prices of recent placements of securities of the same issuer, financial data, projections and business developments of the issuer and other relevant information.

The following table summarizes pricing methods for fixed maturity securities available for sale as of December 31, 2009 (dollars in thousands):

	Carrying Value	Percent of Total
Pricing source:		
Independent pricing services	$ 10,676,367	95.5%
Syndicate manager	121,728	1.1%
Directly by the Company based on:		
Observable data	292,205	2.6%
Par value	1,425	—
Cash flow model	87,313	0.8%
Total	$ 11,179,038	100.0%

Independent Pricing Services The vast majority of the Company's fixed maturity securities available for sale were priced by independent pricing services (generally one U.S. pricing service plus additional pricing services with respect to a limited number of foreign securities held by the Company). The prices provided by the independent pricing services are generally based on observable market data in active markets (e.g., broker quotes and prices observed for comparable securities). The determination of whether markets are active or inactive is based upon the volume and level of activity for a particular asset class. The Company conducts interviews with the pricing services to gain an understanding of how different types of securities are priced. The Company reviews the prices provided by pricing services for reasonableness based upon current trading levels for similar securities. If the prices appear unusual to the Company, they are re-examined and the value is either confirmed or revised. In addition, the Company periodically performs independent price tests of a sample of securities to ensure proper valuation and to verify our understanding of how securities are priced. As of December 31, 2009, the Company did not make any adjustments to the prices provided by the pricing services. Based upon the Company's review of the methodologies used by the independent pricing services, these securities were classified as Level 2.

Syndicate Manager The Company has a 15% participation in a Lloyd's syndicate, and the Company's share of the securities owned by the syndicate is priced by the syndicate's manager. The majority of the securities are liquid, short duration fixed maturity securities. The Company reviews the syndicate manager's pricing methodology and audited financial statements and holds discussions with the syndicate manager as necessary to confirm its understanding and agreement with security prices. Based upon the Company's review of the methodologies used by the syndicate manager, these securities were classified as Level 2.

Observable Data If independent pricing is not available, the Company prices the securities directly. Prices are based on observable market data where available, including current trading levels for similar securities and non-binding quotations from brokers. The Company generally requests two or more quotes. If more than one quote is received, the Company sets a price within the range of quotes received based on its assessment of the credibility of the quote and its own evaluation of the security. The Company generally does not adjust quotes obtained from brokers. Since these securities were priced based on observable data, they were classified as Level 2.

Par Value Bonds that can be put to the issuer at par in the near-term are priced at par provided there are no significant concerns with the issuer's ability to repay. These securities were classified as Level 2.

Cash Flow Model If the above methodologies are not available, the Company prices securities using a discounted cash flow model based upon assumptions as to prevailing credit spreads, interest rates and interest rate volatility, time to maturity and subordination levels. Discount rates are adjusted to reflect illiquidity where appropriate. These securities were classified as Level 3.

Results of Operations for the Years Ended December 31, 2009 and 2008

Business Segment Results

Following is a summary of gross and net premiums written, premiums earned, loss ratios (losses and loss expenses incurred expressed as a percentage of premiums earned), expense ratios (underwriting expenses expressed as a percentage of premiums earned) and combined GAAP ratios (sum of loss ratio and expense ratio) for each of our business segments for years ended December 31, 2009 and 2008. The combined ratio represents a measure of underwriting profitability, excluding investment income. A combined ratio in excess of 100 indicates an underwriting loss; a number below 100 indicates an underwriting profit (dollars in thousands).

	2009	2008
SPECIALTY		
Gross premiums written	$1,464,205	$1,590,335
Net premiums written	1,260,451	1,453,778
Premiums earned	1,354,355	1,618,915
Loss ratio	61.9%	60.1%
Expense ratio	31.1%	28.4%
GAAP combined ratio	93.0%	88.5%
REGIONAL		
Gross premiums written	$1,229,786	$1,385,791
Net premiums written	1,081,100	1,211,096
Premiums earned	1,116,871	1,237,258
Loss ratio	61.4%	65.4%
Expense ratio	34.2%	32.3%
GAAP combined ratio	95.6%	97.7%
ALTERNATIVE MARKETS		
Gross premiums written	$ 664,749	$ 715,979
Net premiums written	589,637	622,185
Premiums earned	597,932	626,858
Loss ratio	63.4%	62.7%
Expense ratio	25.8%	24.2%
GAAP combined ratio	89.2%	86.9%
REINSURANCE		
Gross premiums written	$ 455,968	$ 458,668
Net premiums written	423,425	435,108
Premiums earned	411,511	519,717
Loss ratio	57.9%	64.7%
Expense ratio	39.1%	34.7%
GAAP combined ratio	97.0%	99.4%
INTERNATIONAL		
Gross premiums written	$ 438,731	$ 369,353
Net premiums written	375,482	311,732
Premiums earned	325,180	286,832
Loss ratio	59.9%	61.7%
Expense ratio	40.2%	38.9%
GAAP combined ratio	100.1%	100.6%
CONSOLIDATED		
Gross premiums written	$4,253,439	$4,520,126
Net premiums written	3,730,095	4,033,899
Premiums earned	3,805,849	4,289,580
Loss ratio	61.4%	62.7%
Expense ratio	32.8%	30.4%
GAAP combined ratio	94.2%	93.1%

Net Income to Common Stockholders. The following table presents the Company's net income to common stockholders and net income per diluted share for the years ended December 31, 2009 and 2008 (amounts in thousands, except per share data):

	2009	2008
Net income to common stockholders	$ 309,057	$ 281,141
Weighted average diluted shares	166,574	173,454
Net income per diluted share	$ 1.86	$ 1.62

The Company reported net income of $309 million in 2009 compared to $281 million in 2008. The increase in net income is primarily due to a reduction in OTTI ($152 million in 2009 compared with $434 million in 2008). This was partially offset by an increase in losses from investment funds ($174 million in 2009 compared with $4 million in 2008). The number of weighted average diluted shares decreased as a result of the Company's repurchases of its common stock in 2008 and 2009.

Gross Premiums Written. Gross premiums written were $4.3 billion in 2009, down 6% from 2008. The decrease in gross premiums is the result of lower overall economic activity and less new business production, partially offset by higher premiums for recently started operating units. The Company has experienced increased competition and downward pressure on pricing since 2004, although the pressure moderated in 2009. Approximately 77% of business expiring in 2009 was renewed, and the average price of policies renewed in 2009 decreased 1%. Gross premiums for companies that began operations since 2006 were $538 million in 2009 compared to $308 million in 2008. A summary of gross premiums written in 2009 compared with 2008 by line of business within each business segment follows:

- Specialty gross premiums decreased by 8% to $1,464 million in 2009 from $1,590 million in 2008. Gross premiums written decreased 40% for commercial automobile, 32% for products liability and 17% for premises operations. Gross premiums written increased 29% for professional liability and 16% for property lines.

- Regional gross premiums decreased by 11% to $1,230 million in 2009 from $1,386 million in 2008. Gross premiums written decreased 12% for commercial automobile, 12% for workers' compensation and 10% for commercial multiple peril. Gross premiums include assigned risk premiums, which are fully reinsured, of $66 million in 2009 and $87 million in 2008.

- Alternative Markets gross premiums decreased by 7% to $665 million in 2009 from $716 million in 2008. Gross premiums written decreased 16% for excess workers' compensation and were unchanged for primary workers' compensation. Gross premiums include assigned risk premiums, which are fully reinsured, of $24 million in 2009 and $41 million in 2008.

- Reinsurance gross premiums decreased by 1% to $456 million in 2009 from $459 million in 2008. Casualty gross premiums written decreased 16% to $320 million due to increased return premiums and non-renewed accounts. Property gross premiums written increased 72% to $136 million due to two new non-catastrophe exposed property treaties.

- International gross premiums increased by 19% to $439 million in 2009 from $369 million in 2008. The increase is primarily due to an in increase in business written in Australia and Southeast Asia and to business written by our new operating units in Lloyd's and Canada.

Net Premiums Earned. Premiums earned decreased 11% to $3,806 million in 2009 from $4,290 million in 2008. Insurance premiums are earned ratably over the policy term, and therefore premiums earned in 2009 are related to business written during both 2009 and 2008. The 11% decrease for 2009 earned premiums reflects the underlying decline in net premiums written in 2008 and 2009.

Net Investment Income. Following is a summary of net investment income for the years ended December 31, 2009 and 2008 (dollars in thousands):

	Amount		Average Annualized Yield	
	2009	2008	2009	2008
Fixed maturity securities, including cash	$495,140	$497,549	4.3%	4.5%
Arbitrage trading account and funds	40,714	6,032	7.4%	0.8%
Equity securities available for sale	20,295	38,144	6.1%	5.5%
Gross investment income	556,149	541,725	4.4%	4.4%
Investment expenses	(3,588)	(4,692)		
Total	$552,561	$537,033	4.4%	4.3%

Net investment income increased 3% to $553 million in 2009 from $537 million in 2008. The increase in income from arbitrage trading was due to an increase in the amount invested in the arbitrage trading account and to an increase in merger activity and related investment opportunities. Average invested assets, at cost (including cash and cash equivalents) were $12.5 billion in 2009 and $12.4 billion in 2008.

Income (Losses) from Investment Funds. Following is a summary of losses from investment funds (which are recorded on a one-quarter lag) for the year ended December 31, 2009 and 2008 (dollars in thousands):

	2009	2008
Real estate funds	$(159,569)	$(43,116)
Energy funds	(13,227)	30,785
Other funds	(757)	(1,919)
Kiln Ltd	—	10,697
Total	$(173,553)	$ (3,553)

Losses from investment funds were $174 million in 2009 compared to $4 million in 2008, primarily as a result of losses from real estate funds. The real estate funds, which had an aggregate carrying value of $193 million at December 31, 2009, invest in commercial loans and securities as well as direct property ownership. Asset values were impacted by general deterioration of real estate fundamentals coupled with the absence of a refinancing market and an increase in non-performing assets. In addition, in an environment of falling values and stricter underwriting standards, a large number of real estate projects are over-leveraged and facing near-term refinancing pressure. The energy funds reported a loss of $13 million in 2009 due to a decrease in the fair value of energy related investments held by the funds. The Company sold its interest in Kiln Ltd in March 2008.

Insurance Service Fees. Insurance service fees consists of fee-based services to help clients develop and administer self-insurance programs, primarily for workers' compensation coverage as well as brokerage services. Service fees decreased to $93 million in 2009 from $103 million in 2008 due to a decline in fees received for administering assigned risk plans as a result of a decrease in workers' compensation premiums by those plans.

Net Realized Gains on Investment Sales. The Company buys and sells securities on a regular basis in order to maximize its total return on investments. Decisions to sell securities are based on management's view of the underlying fundamentals of specific securities as well as management's expectations regarding interest rates, credit spreads, currency values and general economic conditions. Net realized gains on investment sales were $104 million in 2009 compared with $77 million in 2008. Net realized investment gains in 2008 from the sale of securities included a gain of $70 million from the sale of the Company's interest in Kiln Ltd.

Other-Than-Temporary Impairments. Other-than-temporary impairments were $143 million in 2009 compared with $434 million in 2008. The impairment charge in 2009 was primarily related to debt and preferred stock of major financial

institutions that experienced adverse credit events and ratings downgrades during the period, including write-downs of debt issued by Thornburg Mortgage, Inc. and preferred stock issued by Citibank and Bank of America. The impairment charge in 2008 was primarily related to financial sector equity securities, including investments in Fannie Mae, Freddie Mac and other financial institutions.

Revenues from Wholly-Owned Investees. Revenues from wholly-owned investees were $189 million in 2009 compared with $137 million in 2008. These revenues were derived from aviation-related businesses that were separately purchased in 2007, 2008 and 2009. These companies provide services to the general aviation market, including fuel and line service, aircraft sales and maintenance, avionics and engineering services and parts fabrication. The 2009 and 2008 revenues are not comparable since the Company acquired one of its aviation companies in 2008 and another of its aviation companies in 2009.

Losses and Loss Expenses. Losses and loss expenses decreased to $2,337 million in 2009 from $2,689 million in 2008 due to lower earned premiums. The consolidated loss ratio was 61.4% in 2009 compared with 62.7% in 2008. Weather-related losses were $63 million in 2009 compared with $114 million in 2008. Favorable prior year reserve development, net of related premium adjustments, was $190 million in 2009 and $196 million in 2008. A summary of loss ratios in 2009 compared with 2008 by business segment follows:

- Specialty's loss ratio increased to 61.9% in 2009 from 60.1% in 2008 due to a decline in favorable reserve development. Net favorable prior year development, net of related premium adjustments, was $69 million in 2009 compared with $108 million in 2008.

- The Regional loss ratio decreased to 61.4% in 2009 from 65.4% in 2008 due to lower storm losses and an increase in favorable reserve development. Weather-related losses were $63 million in 2009 compared with $90 million in 2008. Net favorable prior year development was $52 million in 2009 compared with $26 million in 2008.

- Alternative Markets' loss ratio increased to 63.4% in 2009 from 62.7% in 2008 due to pricing and loss cost trends and to the use of lower discount rates used to discount excess workers' compensation reserves. These were partially offset by an increase in favorable reserve development, net of related premium adjustments, to $45 million in 2009 from $40 million in 2008.

- The Reinsurance loss ratio decreased to 57.9% in 2009 from 64.7% in 2008 due to lower losses from property business assumed from a Lloyd's syndicate. Net favorable prior year development, net of related premium adjustments, was $16 million in 2009 compared with $12 million in 2008.

- The International loss ratio decreased to 59.9% in 2009 from 61.7% in 2008 due to improved underwriting results for business written in Australia and Southeast Asia. Net favorable prior year development was $8 million in 2009 compared with $10 million in 2008.

Other Operating Costs and Expenses. Following is a summary of other operating costs and expenses for the years ended December 31, 2009 and 2008 (dollars in thousands):

	2009	2008
Underwriting expenses	$1,248,463	$1,303,551
Service expenses	78,331	87,397
Net foreign currency (gains) losses	4,213	(23,213)
Other costs and expenses	109,831	107,430
Total	$1,440,838	$1,475,165

Underwriting expenses are comprised of commissions paid to agents and brokers, premium taxes and other assessments and internal underwriting costs. The expense ratio (underwriting expenses expressed as a percentage of premiums

earned) increased to 32.8% in 2009 from 30.4% in 2008 primarily due to the decline in earned premiums. Underwriting expenses includes expenses related to recently started business operations. Some of the recently started business operations have a relatively higher expenses ratio due to their early stage of development.

Service expenses, which represent the costs associated with the fee-based businesses, decreased 10% to $78 million due to lower employment costs.

Net foreign currency (gains) losses result from transactions denominated in a currency other than the operating unit's functional currency. The gain in 2008 was primarily attributable to foreign operating units holding assets denominated in U.S. dollars.

Other costs and expenses, which represent corporate expenses, increased 2% to $110 million due to an increase in incentive compensation costs.

Expenses from Wholly-Owned Investees. Expenses from wholly-owned investees were $183 million in 2009 compared to $134 million in 2008. These expenses represent costs associated with aviation-related businesses that were separately purchased in 2007, 2008 and 2009. These include cost of goods sold related to aircraft and other sales, labor and equipment costs related to repairs and other services and general and administrative expenses. The 2009 and 2008 expenses are not comparable since the companies were not all owned for the year ended December 31, 2008.

Interest Expense. Interest expense increased 4% to $88 million primarily due to the issuance of $300 million of 7.375% senior notes in September 2009, slightly offset by the repayment of $89 million of 9.875% senior notes in May 2008.

Income Taxes. The effective income tax rate was 19% in 2009 as compared to 14% in 2008. The effective income tax rate differs from the federal income tax rate of 35% primarily because of tax-exempt investment income.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

BUSINESS SEGMENT RESULTS

The following is a summary of gross and net premiums written, premiums earned, loss ratios (losses and loss expenses incurred expressed as a percentage of premiums earned), expense ratios (underwriting expenses expressed as a percentage of premiums earned) and combined ratios (sum of loss ratio and expense ratio) for each of our business segments for the years ended December 31, 2008 and 2007. The combined ratio represents a measure of underwriting profitability, excluding investment income. A combined ratio in excess of 100 indicates an underwriting loss; a number below 100 indicates an underwriting profit (dollars in thousands).

	2008	2007
SPECIALTY		
Gross premiums written	$1,590,335	$1,816,727
Net premiums written	1,453,778	1,704,880
Premiums earned	1,618,915	1,772,547
Loss ratio	60.1%	57.3%
Expense ratio	28.4%	26.7%
Combined ratio	88.5%	84.0%
REGIONAL		
Gross premiums written	$1,385,791	$1,441,077
Net premiums written	1,211,096	1,267,451
Premiums earned	1,237,258	1,250,914
Loss ratio	65.4%	59.1%
Expense ratio	32.3%	31.4%
Combined ratio	97.7%	90.5%

	2008	2007
ALTERNATIVE MARKETS		
Gross premiums written	$ 715,979	$ 758,285
Net premiums written	622,185	656,369
Premiums earned	626,858	651,909
Loss ratio	62.7%	59.2%
Expense ratio	24.2%	23.1%
Combined ratio	86.9%	82.3%
REINSURANCE		
Gross premiums written	$ 458,668	$ 732,233
Net premiums written	435,108	682,241
Premiums earned	519,717	740,439
Loss ratio	64.7%	65.3%
Expense ratio	34.7%	31.3%
Combined ratio	99.4%	96.6%
INTERNATIONAL		
Gross premiums written	$ 369,353	$ 304,908
Net premiums written	311,732	265,048
Premiums earned	286,832	247,892
Loss ratio	61.7%	62.6%
Expense ratio	38.9%	32.4%
Combined ratio	100.6%	95.0%
CONSOLIDATED		
Gross premiums written	$4,520,126	$5,053,230
Net premiums written	4,033,899	4,575,989
Premiums earned	4,289,580	4,663,701
Loss ratio	62.7%	59.6%
Expense ratio	30.4%	28.5%
Combined ratio	93.1%	88.1%

Net Income to Common Stockholders. The following table presents the Company's net income to common stockholders and net income per diluted share for the years ended December 31, 2008 and 2007 (amounts in thousands, except per share data):

	2008	2007
Net income to common stockholders	$281,141	$766,239
Weighted average diluted shares	173,454	196,698
Net income per diluted share	$ 1.62	$ 3.90

Net income decreased to $281 million in 2008 from $766 million in 2007 primarily due to realized investment losses, net of tax of $232 million in 2008 as compared to realized investment gains, net of tax of $32 million in 2007. In addition, underwriting profits and investment income were lower in 2008. The decrease in weighted average diluted shares resulted from the Company's repurchases of its common stock in 2007 and 2008.

Gross Premiums Written. Gross premiums written were $4.5 billion in 2008, down 11% from 2007. The Company has experienced increased competition and downward pressure on pricing since 2004. This trend continued in 2008, with overall price levels for renewal business declining approximately 5% as compared with the prior year period. New business volume was also lower in 2008. Gross premiums written for businesses that were started or acquired since 2006 were $308 million in 2008 and $161 million in 2007.

A summary of gross premiums written in 2008 compared with 2007 by business segment follows:

- Specialty gross premiums decreased by 12% to $1,590 million in 2008 from $1,817 million in 2007 due to lower premiums and less new business. Gross premiums written decreased 26% for products liability, 24% for premises operations, 11% for commercial automobile and 8% for property lines. Gross premiums written increased 14% for professional liability.

- Regional gross premiums decreased by 4% to $1,386 million in 2008 from $1,441 million in 2007 due primarily to lower prices. Gross premiums written decreased 5% for commercial automobile, 5% for commercial multiple peril and 2% for workers' compensation. Gross premiums include assigned risk premiums, which are fully reinsured, of $87 million in 2008 and $88 million in 2007.

- Alternative Markets gross premiums decreased by 6% to $716 million in 2008 from $758 million in 2007 due primarily to lower prices. Gross premiums written decreased 12% for excess workers' compensation and 1% for primary workers' compensation. Gross premiums include assigned risk premiums, which are fully reinsured, of $41 million in 2008 and $61 million in 2007.

- Reinsurance gross premiums decreased by 37% to $459 million in 2008 from $732 million in 2007. The decline was due to non-renewals and lower new business volume as a result of business lost to competitors or retained by ceding companies. Casualty gross premiums written decreased 32% to $380 million, and property gross premiums written decreased 55% to $79 million.

- International gross premiums increased by 21% to $369 million in 2008 from $305 million in 2007. Gross premiums in the U.K. and Continental Europe decreased 8% primarily as a result of the strengthening of the U.S. dollar against foreign currencies. Gross premiums in South America increased 34% as a result of higher price levels and new business. Gross premiums for the Australian branch, which began operating in 2008, were $25 million.

Net Premiums Earned. Premiums earned decreased 8% to $4,290 million in 2008 from $4,664 million in 2007. Insurance premiums are earned ratably over the policy term, and therefore premiums earned in 2008 are related to business written during both 2008 and 2007. The 8% decrease for 2008 earned premiums reflects the underlying decline in net premiums written in 2007 and 2008.

Net Investment Income. Following is a summary of net investment income for the years ended December 31, 2008 and 2007 (dollars in thousands):

	Amount		Average Annualized Yield	
	2008	2007	2008	2007
Fixed maturity securities, including cash	$ 497,549	$ 500,378	4.5%	4.7%
Arbitrage trading account and funds	6,032	80,253	0.8%	9.8%
Equity securities available for sale	38,144	57,502	5.5%	7.0%
Gross investment income	541,725	638,133	4.4%	5.3%
Investment expenses	(4,692)	(3,747)		
Total	$ 537,033	$ 634,386	4.3%	5.2%

Net investment income decreased 15% to $537 million in 2008 from $634 million in 2007 primarily as a result of lower income from the arbitrage trading account, which includes merger arbitrage and convertible arbitrage. Investment income from merger arbitrage investments decreased to $19 million from $65 million due primarily to a significant reduction in merger activity and related investment opportunities. Convertible arbitrage reported a loss of $13 million in 2008 compared with income of $16 million in 2007, as many of the financial institutions that were severely impacted by the credit crisis in 2008 were both issuers and holders of convertible preferred shares. Investment income from equity securities available for sale declined to $38 million from $58 million due to the deferral of dividends for Fannie Mae and

Freddie Mac and to lower dividends for floating rate securities. Average invested assets, at cost (including cash and cash equivalents) increased 3% to $12.4 billion in 2008 from $12.1 billion in 2007 primarily as a result of cash flow from operations which was partially offset by cash used for repurchases of the Company's common stock.

Income (Losses) from Investment Funds. Following is a summary of income (losses) from investment funds for the years ended December 31, 2008 and 2007 (dollars in thousands):

	2008	2007
Real estate funds	$(43,116)	$25,007
Energy	30,785	1,323
Other	(1,919)	(4,108)
Kiln Ltd	10,697	16,052
Total	$ (3,553)	$38,274

Losses from investment funds were $4 million in 2008 compared to income of $38 million in 2007, primarily as a result of losses from real estate funds. The real estate funds invest primarily in commercial loans and securities that are marked to market and were marked down as credit spreads widened significantly following the bankruptcy of Lehman Brothers, government intervention, heightened concern over the U.S. and global economies, deleveraging of capital markets, increased market illiquidity and a worsening credit outlook. Income from energy funds increased to $31 million from $1 million due to an increase in the fair value of energy related investments held by the funds. The decrease in income from Kiln Ltd is due to the sale of the Company's interest in Kiln Ltd in March 2008.

The Company's share of the earnings or losses of investment funds is generally reported on a one-quarter lag in order to facilitate the timely completion of the Company's financial statements. Subsequent to December 31, 2008, the Company received 2008 financial statements for certain real estate and energy funds. The Company's share of net losses reported by these funds for their 2008 fourth quarter was $111 million pre-tax, or $72 million after-tax. The Company reported this loss, together with the results for investment funds for which 2008 financial statements had not yet been received, in its income statement for the first quarter of 2009.

Insurance Service Fees. The alternative markets and specialty segments offer fee-based services to help clients develop and administer self-insurance programs, primarily for workers' compensation coverage. Service fees increased to $103 million in 2008 from $98 million in 2007 primarily as a result of the acquisition of American Mining Insurance Company in October 2007.

Net Realized Gains on Investment Sales. The Company buys and sells securities on a regular basis in order to maximize its total return on investments. Decisions to sell securities are based on management's view of the underlying fundamentals of specific securities as well as management's expectations regarding interest rates, credit spreads, currency values and general economic conditions. Net realized gains on investment sales were $77 million in 2008 compared with $52 million in 2007. Net realized investment gains from the sale of securities included a gain of $70 million from the sale of the Company's interest in Kiln Ltd in 2008.

Other-Than-Temporary Impairments. Other-than-temporary impairments were $434 million in 2008 compared with $3 million in 2007. The impairment charge in 2008 included $263 million from the write down of preferred stocks issued by Fannie Mae and Freddie Mac, $90 million for a REIT common stock, $64 million for preferred stocks issued by banks, insurers and REITs and $16 million for private equity investments.

Revenues from Wholly-Owned Investees. Revenues from wholly-owned investees were $137 million in 2008 compared with $103 million in 2007. These revenues were derived from aviation-related businesses that were separately purchased in 2007 and 2008. These companies provide services to the general aviation market, including fuel and line service, aircraft sales and maintenance, avionics and engineering services and parts fabrication. The 2008 and 2007 revenues are not comparable since the companies are not included for the same periods.

Losses and Loss Expenses. Losses and loss expenses decreased to $2,689 million in 2008 from $2,780 million in 2007. The consolidated loss ratio was 62.7% in 2008 compared with 59.6% in 2007. Estimated loss ratios for accident year 2008 were higher due to higher weather-related losses, a decline in price levels and the impact of anticipated loss cost trends and inflation. Weather-related losses (including reinstatement premiums) were $114 million in 2008 compared with $34 million in 2007. The 2008 weather-related losses included losses from Hurricanes Ike, Gustav and Dolly. The increase in the accident year 2008 loss ratio was partially offset by favorable prior year reserve development, which was $196 million in 2008 compared with $106 million in 2007. The favorable loss reserve development in 2008 and 2007 was primarily related to the Specialty segment. A summary of loss ratios in 2008 compared with 2007 by business segment follows:

- Specialty's loss ratio increased to 60.1% in 2008 from 57.3% in 2007. Estimated loss ratios for accident year 2008 were higher due to a decline in price levels and a more competitive market environment. The increase in the accident year 2008 loss ratio was partially offset by favorable reserve development. Net favorable prior year development was $108 million in 2008 compared with $97 million in 2007.

- The Regional loss ratio increased to 65.4% in 2008 from 59.1% in 2007. Estimated loss ratios for accident year 2008 were higher due to higher weather-related losses and to a decline in price levels. Weather-related losses were $90 million in 2008 compared with $34 million in 2007. Net favorable prior year development was $26 million in 2008 compared with $22 million in 2007.

- Alternative Markets' loss ratio increased to 62.7% from 59.2% in 2007. Estimated loss ratios for accident year 2008 were higher due to a decline in price levels, a more competitive market environment and the impact of lower discount rates used to discount excess workers' compensation reserves. Net favorable prior year development was $40 million in 2008 compared with $24 million in 2007.

- The Reinsurance loss ratio decreased to 64.7% in 2008 from 65.3% in 2007 due primarily to favorable reserve development. Favorable prior year development was $12 million in 2008 compared with unfavorable prior year development of $44 million in 2007.

- The International loss ratio decreased to 61.7% in 2008 from 62.6% in 2007 due to favorable reserve development and a change in the mix of business. Favorable prior year development was $10 million in 2008 compared with $7 million in 2007.

Other Operating Costs and Expenses. Following is a summary of other operating costs and expenses for the years ended December 31, 2008 and 2007 (dollars in thousands):

	2008	2007
Underwriting expenses	$1,303,551	$1,330,519
Service expenses	87,397	90,561
Net foreign currency (gains)	(23,213)	(2,731)
Other costs and expenses	107,430	112,638
Total	$1,475,165	$1,530,987

Underwriting expenses are comprised of commissions paid to agents and brokers, premium taxes and other assessments and internal underwriting costs. The consolidated expense ratio (underwriting expenses expressed as a percentage of premiums earned) increased to 30.4% in 2008 from 28.5% in 2007 primarily due to the decline in earned premiums. Service expenses, which represent the costs associated with the Alternative Markets and Specialty segments' fee-based businesses, decreased 3% to $87 million due to lower employment costs.

Other costs and expenses, which represent corporate expenses, decreased 5% to $107 million. The decrease was due to lower incentive compensation costs.

Expenses from Wholly-Owned Investees. Expenses from wholly-owned investees were $134 million in 2008 compared to $96 million in 2007. These expenses represent costs associated with aviation-related businesses that were separately purchased in 2007 and 2008. These include cost of goods sold related to aircraft and other sales, labor and equipment costs related to repairs and other services and general and administrative expenses. The 2008 and 2007 expenses are not comparable since the companies are not included for the same periods.

Interest Expense. Interest expense decreased 5% to $85 million primarily due to the repayment of $89 million of 9.875% senior notes in May 2008.

Income Taxes. The effective income tax rate was 14% in 2008 and 29% in 2007. The effective tax rate differs from the federal income tax rate of 35% primarily because of tax-exempt investment income, which represented a greater portion of pre-tax income in 2008.

INVESTMENTS

As part of its investment strategy, the Company establishes a level of cash and highly liquid short-term and intermediate-term securities that, combined with expected cash flow, it believes adequate to meet payment obligations. The Company also attempts to maintain an appropriate relationship between the average duration of the investment portfolio and the approximate duration of its liabilities, i.e., policy claims and debt obligations. In 2009, the Company increased the average duration of its portfolio from 3.1 years to 3.6 years to more closely match the duration of its liabilities.

The Company's investment portfolio and investment-related assets as of December 31, 2009 were as follows (dollars in thousands):

	Cost	Carrying Value
Fixed maturity securities:		
U.S. government and government agencies	$ 1,677,579	$ 1,714,153
State and municipal	5,622,479	5,819,702
Mortgage-backed securities:		
Agency	1,097,881	1,125,837
Residential-Prime	407,282	379,320
Residential-Alt A	76,486	70,378
Commercial	47,292	35,223
Total mortgage-backed securities	1,628,941	1,610,758
Corporate:		
Industrial	782,254	814,120
Financial	478,713	482,293
Utilities	183,160	188,827
Asset-backed	174,632	155,694
Other	98,043	99,251
Government agency	8,066	8,191
Total corporate	1,724,868	1,748,376
Foreign government and foreign government agencies	394,711	406,208
Total fixed maturity securities	11,048,578	11,299,197

	Cost	Carrying Value
Equity securities available for sale:		
Preferred stocks:		
Financial	109,994	107,124
Real estate	119,834	121,524
Utilities	55,662	53,659
Total preferred stocks	285,490	282,307
Common stocks	27,237	119,060
Total equity securities available for sale	312,727	401,367
Arbitrage trading account	465,783	465,783
Investment in arbitrage funds	83,420	83,420
Investment funds	420,040	418,880
Loans receivable	381,591	381,591
Total investments	$12,712,139	$13,050,238

Fixed Maturity Securities. The Company's investment policy with respect to fixed maturity securities is generally to purchase instruments with the expectation of holding them to their maturity. However, management of the available for sale portfolio is considered necessary to maintain an approximate matching of assets and liabilities as well as to adjust the portfolio as a result of changes in financial market conditions and tax considerations. At December 31, 2009 (as compared to December 31, 2008), the fixed maturity securities portfolio mix was as follows: U.S. government securities were 15% (12% in 2008); state and municipal securities were 52% (58% in 2008); corporate securities were 15% (10% in 2008); mortgage-backed securities were 14% (17% in 2008); and foreign government bonds were 4% (3% in 2008).

The Company's philosophy related to holding or selling fixed maturity securities is based on its objective of maximizing total return. The key factors that management considers in its investment decisions as to whether to hold or sell fixed maturity securities are its view of the underlying fundamentals of specific securities as well as its expectations regarding interest rates, credit spreads and currency values. In a period in which management expects interest rates to rise, the Company may sell longer duration securities in order to mitigate the impact of an interest rate rise on the fair value of the portfolio. Similarly, in a period in which management expects credit spreads to widen, the Company may sell lower quality securities, and in a period in which management expects certain foreign currencies to decline in value, the Company may sell securities denominated in those foreign currencies. The sale of fixed maturity securities in order to achieve the objective of maximizing total return may result in realized gains; however, there is no reason to expect these gains to continue in future periods.

Equity Securities Available for Sale. Equity securities available for sale primarily represent investments in common and preferred stocks of publicly traded REITs, financial companies and utilities.

Arbitrage Trading Account. The arbitrage trading account is comprised of direct investments in arbitrage securities. Merger arbitrage is the business of investing in the securities of publicly held companies that are the targets in announced tender offers and mergers.

Investment in Arbitrage Funds. Investment in arbitrage funds represents investments in limited partnerships that specialize in merger arbitrage, convertible arbitrage and relative value arbitrage. Convertible arbitrage is the business of investing in convertible securities with the goal of capitalizing on price differentials between these securities and their underlying equities. Relative value arbitrage is the business of investing primarily in equity securities with the goal of capitalizing on perceived differences in fundamental values between pairs of companies in similar industries.

Investment Funds. At December 31, 2009 and December 31, 2008, the Company's carrying value in investment funds was $419 million and $496 million, respectively, and included investments in real estate funds of $193 million and $302 million, respectively.

Loans Receivable. Loans receivable, which are carried at amortized cost, have an aggregate cost of $382 million and an aggregate fair value of $285 million at December 31, 2009. Amortized cost of these loans is net of a valuation allowance of $14 million and $1 million as of December 31, 2009 and 2008, respectively. The ten largest have an aggregate amortized cost of $298 million and an aggregate fair value of $199 million and are secured by commercial real estate. These loans earn interest at floating LIBOR-based interest rates and have maturities (inclusive of extension options) between August 2011 and January 2013. The loans are secured by office buildings (60%), hotels (27%) and senior living facilities (13%) located primarily in New York City, California, Hawaii, Boston and Philadelphia.

Market Risk. The Company's market risk generally represents the risk of gain or loss that may result from the potential change in the fair value of the Company's investment portfolio as a result of fluctuations in credit quality and interest rates. The Company uses various models and stress test scenarios to monitor and manage interest rate risk. In addition, the Company's international businesses and securities are subject to currency exchange rate risk. As discussed above, the Company attempts to manage its interest rate risk by maintaining an appropriate relationship between the average duration of the investment portfolio and the approximate duration of its liabilities, i.e., policy claims and debt obligations. The average duration for the fixed income portfolio was 3.6 years and 3.1 years at December 31, 2009 and 2008, respectively.

The following table outlines the groups of fixed maturity securities and the components of the interest rate risk at December 31, 2009 (dollars in thousands):

	Effective Duration (Years)	Fair Value
Cash and cash equivalents	0.0	$ 515,430
U.S. government securities	3.4	1,714,153
State and municipal	4.2	5,825,741
Corporate	4.2	1,748,363
Foreign	2.7	406,208
Mortgage-backed securities	3.0	1,613,742
Loans receivable	2.2	285,122
Total	3.6	$12,108,759

Duration is a common gauge of the price sensitivity of a fixed income portfolio to a change in interest rates. The Company determines the estimated change in fair value of the fixed maturity securities, assuming immediate parallel shifts in the treasury yield curve while keeping spreads between individual securities and treasury securities static. The fair value at specified levels at December 31, 2009 would be as follows (dollars in thousands):

	Fixed Maturity Securities	Estimated Change in Fair Value
Change in interest rates:		
300 basis point rise	$10,786,286	$ (1,322,473)
200 basis point rise	11,227,109	(881,650)
100 basis point rise	11,667,933	(440,826)
Base scenario	12,108,759	—
100 basis point decline	12,540,304	431,545
200 basis point decline	12,971,853	863,094
300 basis point decline	13,403,401	1,294,642

Approximately 39% of the Company's state and municipal bonds are insured by bond insurers. The carrying value of insured bonds by bond insurer at December 31, 2009 was: MBIA - $844 million, FGIC - $532 million, FSA - $439 million and AMBAC - $450 million. In addition, at December 31, 2009, the Company owned common stock of MBIA with a carrying value of $6.4 million.

The following table presents the credit quality of insured state and municipal bonds with and without credit for insurance enhancement (dollars in thousands):

Rating	Credit-Enhanced Rating [2]	Underlying Rating
AAA	$ 686,151	$ 267,450
AA	827,386	1,040,296
A	740,691	835,474
BBB	11,016	63,305
Below BBB	—	—
Unrated [1]	253	58,972
Total	$ 2,265,497	$ 2,265,497

(1) Includes $19 million of municipal bonds that have been pre-refunded to maturity with escrowed funds. For the majority of the remaining unrated securities, similar securities for the same issuer were rated investment grade.
(2) For purposes of this table, the ratings assigned to bond insurers are FSA–AAA, MBIA–A, AMBAC–C, and FGIC–not rated.

Arbitrage investing differs from other types of investments in that its focus is on transactions and events believed likely to bring about a change in value over a relatively short time period (usually four months or less). The Company believes that this makes arbitrage investments less vulnerable to changes in general stock market conditions. Potential changes in market conditions are also mitigated by the implementation of hedging strategies, including short sales.

Additionally, the arbitrage positions are generally hedged against market declines by purchasing put options, selling call options or entering into swap contracts. The Company's merger arbitrage securities are primarily exposed to the risk of completion of announced deals, which are subject to regulatory as well as transactional and other risks.

Liquidity and Capital Resources

Cash Flow. Cash flow provided from operating activities was $316 million in 2009, $1,553 million in 2008 and $1,450 million in 2007. The decrease in cash flow from operating activities in 2009 was primarily due to cash transfer to and from the arbitrage trading accounts, which are included in cash flow from operations under U. S. generally accepted accounting principles. Cash transfers to the arbitrage trading account were $383 million in 2009, compared with cash flow from the arbitrage trading account of $554 million in 2008.

As a holding company, the Company derives cash from its subsidiaries in the form of dividends, tax payments and management fees. Maximum amounts of dividends that can be paid without regulatory approval are prescribed by statute. During 2010, the maximum amount of dividends which can be paid without regulatory approval is approximately $384 million. The ability of the holding company to service its debt obligations is limited by the ability of the insurance subsidiaries to pay dividends. In the event dividends, tax payments and management fees available to the holding company were inadequate to service its debt obligations, the Company would need to raise capital, sell assets or restructure its debt obligations.

The Company's insurance subsidiaries' principal sources of cash are premiums, investment income, service fees and proceeds from sales and maturities of portfolio investments. The principal uses of cash are payments for claims, taxes, operating expenses and dividends. The Company expects its insurance subsidiaries to fund the payment of losses with cash received from premiums, investment income and fees. The Company targets an average duration for its investment portfolio that is within one year of the average duration of its liabilities so that portions of its investment portfolio mature throughout the claim cycle and are available for the payment of claims if necessary. In the event operating cash flow and proceeds from maturities and prepayments of fixed income securities are not sufficient to fund claim payments and other

cash requirements, the remainder of the Company's cash and investments is available to pay claims and other obligations as they become due. The Company's investment portfolio is highly liquid, with approximately 86% invested in cash, cash equivalents and marketable fixed income securities as of December 31, 2009. If the sale of fixed income securities were to become necessary, a realized gain or loss equal to the difference between the cost and sales price of securities sold would be recognized.

Financing Activity. During 2009, the Company repurchased 6,382,331 shares (including 133,113 shares purchased in connection with the Company's stock option program) of its common stock for $147 million. In July 2009, a subsidiary of the Company entered into a $28 million line of credit, of which $19 million was outstanding as of December 31, 2009. In September 2009, the Company issued $300 million of 7.375% Senior Notes due 2019.

During 2008, the Company repurchased 20,677,144 shares of its common stock for $553 million. The Company repaid $12 million of subsidiary debt in January 2008 and $89 million of 9.875% senior notes in May 2008.

In February 2007, the Company issued $250 million of 6.25% senior notes due on February 15, 2037. During 2007, the Company repurchased 16,130,773 shares (including 963,773 shares purchased in connection with the Company's stock option program) of its common stock for $489 million.

At December 31, 2009, the Company had senior notes, junior subordinated debentures and other debt outstanding with a carrying value of $1,595 million and a face amount of $1,612 million. The maturities of the outstanding debt are $150 million in 2010, $2 million in 2011, $26 million in 2012, $200 million in 2013, $200 million in 2015, $450 million in 2019, $76 million in 2022, $1 million in 2023, $7 million in 2035 (expected to be called in 2010), $250 million in 2037 and $250 million in 2045 (prepayable in 2010).

At December 31, 2009, equity was $3.6 billion and total capitalization (equity, senior notes and other debt and junior subordinated debentures) was $5.2 billion. The percentage of the Company's capital attributable to senior notes, junior subordinated debentures and other debt was 31% at December 31, 2009 and 29% at December 31, 2008.

Federal and Foreign Income Taxes

The Company files a consolidated income tax return in the U.S. and foreign tax returns in each of the countries in which it has overseas operations. At December 31, 2009, the Company had a deferred gross tax asset, net of valuation allowance, of $452 million (which primarily relates to loss and loss expense reserves and unearned premium reserves), and a gross deferred tax liability of $261 million (which primarily relates to deferred policy acquisition costs and intangible assets). The realization of the deferred tax asset is dependent upon the Company's ability to generate sufficient taxable income in future periods. Based on historical results and the prospects for future operations, management anticipates that it is more likely than not that future taxable income will be sufficient for the realization of this asset.

Reinsurance

The Company follows customary industry practice of reinsuring a portion of its exposures, paying reinsurers a part of the premiums received on the policies it writes. Reinsurance is purchased by the Company principally to reduce its net liability on individual risks and to protect it against catastrophic losses. Although reinsurance does not legally discharge in insurer from its primary liability for the full amount of the policies, it does make the assuming reinsurer liable to the insurer to the extent of the reinsurance coverage. The Company monitors the financial condition of its reinsurers and attempts to place its coverages only with substantial and financially sound carriers.

The following table presents the credit quality of amounts due from reinsurers as of December 31, 2009 (dollars in thousands). Amounts due from reinsurers are net of reserves for uncollectible reinsurance of $4 million.

Reinsurer	Rating (1)	Amount
Munich Re	AA-	$130,947
Swiss Re	AA-	67,332
Berkshire Hathaway	AAA	66,510
Partner Re	AA-	35,877
Transatlantic	A+	35,028
Axis Capital	A	31,958
XL Capital	A+	29,386
Ace	A+	24,992
Allied World	A-	23,597
Other reinsurers rated A- or better		174,870
Non-rated and other (2)		42,110
Subtotal		662,607
Residual market pools (3)		310,213
Total		$972,820

(1) Rating represents S&P rating, or if not rated by S&P, A.M. Best rating.

(2) The majority of non-rated and other consists of amounts due from government sponsored reinsurers, and amounts that are secured by letters of credit or other forms of collateral.

(3) Many states require licensed insurers that provide workers' compensation insurance to participate in programs that provide workers' compensation to employers that cannot procure coverage from an insurer on a voluntary basis. Insurers can fulfill this residual market obligation by participating in pools where results are shared by the participating companies. The Company acts as a servicing carrier for workers' compensation pools in 18 states. As a servicing carrier, the Company writes residual market business directly and then cedes 100% of this business to the respective pool. As a servicing carrier, the Company receives fee income for its services. The Company does not retain underwriting risk, and credit risk is limited as ceded balances are jointly shared by all the pool members.

For 2010, the Company's property catastrophe reinsurance provides protection for 92.4% of the net loss between $10 million and $125 million, and its casualty contingency agreement provides protection for 94.5% of the net loss between $2 million and $33 million. The catastrophe and casualty contingency reinsurance agreements are subject to certain limits, exclusions and reinstatement premiums. For business written through Lloyd's, the Company has separate catastrophe excess of loss and quota share agreements secured through its Lloyd's general agents.

Contractual Obligations

Following is a summary of the Company's contractual obligations as of December 31, 2009 (amounts in thousands):

Estimated Payments By Periods	2010	2011	2012	2013	2014	Thereafter
Gross reserves for losses	$2,280,587	$1,619,977	$1,233,021	$ 931,854	$674,708	$3,275,701
Operating lease obligations	26,574	31,979	17,075	13,792	9,873	24,609
Purchase obligations	15,298	8,069	17,532	33,927	2,454	2,483
Junior subordinated debentures	7,217	—	—	—	—	250,000
Debt maturities	150,422	2,142	25,519	200,000	—	977,128
Interest payments	99,965	94,646	94,117	83,707	81,749	1,073,088
Other long-term liabilities	54,939	24,108	14,276	2,349	8,698	42,521
Total	$2,635,002	$1,780,921	$1,401,540	$1,265,629	$777,482	$5,645,530

The estimated payments for reserves for losses and loss expenses in the above table represent the projected (undiscounted) payments for gross loss and loss expense reserves related to losses incurred as of December 31, 2009. The estimated payments in the above table do not consider payments for losses to be incurred in future periods. These amounts include reserves for reported losses and reserves for incurred but not reported losses. Estimated amounts recoverable from reinsurers are not reflected. The estimated payments by year are based on historical loss payment patterns. The actual payments may differ from the estimated amounts due to changes in ultimate loss reserves and in the timing of the settlement of those reserves.

The Company utilizes letters of credit to back certain reinsurance payments and obligations. Outstanding letters of credit were $36 million as of December 31, 2009. The Company has made certain guarantees to state regulators that the statutory capital of certain subsidiaries will be maintained above certain minimum levels. In addition, the Company has commitments to invest up to $212 million in certain investment funds.

Off-Balance Sheet Arrangements

An off-balance sheet arrangement is any transaction, agreement or other contractual arrangement involving an unconsolidated entity under which a company has (1) made guarantees, (2) a retained or contingent interest in transferred assets, (3) an obligation under derivative instruments classified as equity or (4) any obligation arising out of a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company, or that engages in leasing, hedging or research and development arrangements with the Company. The Company has no arrangements of these types that management believes may have a material current or future effect on our financial condition, liquidity or results of operations.

Management's Report on Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of Treadway Commission. Based on our evaluation under the framework in Internal Control – Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2009.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
W. R. Berkley Corporation:

We have audited W. R. Berkley Corporation and subsidiaries' (the "Company") internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity, comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated February 26, 2010 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

New York, New York
February 26, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
W. R. Berkley Corporation:

We have audited the accompanying consolidated balance sheets of W. R. Berkley Corporation and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity, comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in the *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 26, 2010 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

New York, New York
February 26, 2010

CONSOLIDATED STATEMENTS OF INCOME

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

Years ended December 31,	2009	2008	2007
REVENUES:			
Net premiums written	$3,730,095	$4,033,899	$4,575,989
Change in net unearned premiums	75,754	255,681	87,712
Net premiums earned	3,805,849	4,289,580	4,663,701
Net investment income	552,561	537,033	634,386
Income (losses) from investment funds	(173,553)	(3,553)	38,274
Insurance service fees	93,245	102,856	97,689
Net investment gains (losses):			
Net realized gains on investment sales	104,453	76,619	52,376
Other-than-temporary impairments	(151,727)	(433,550)	(2,680)
Portion of impairments reclassified to other comprehensive income	8,866	—	—
Net investment gains (losses)	(38,408)	(356,931)	49,696
Revenues from wholly-owned investees	189,347	137,280	102,846
Other income	2,137	2,543	1,805
Total revenues	4,431,178	4,708,808	5,588,397
OPERATING COSTS AND EXPENSES:			
Losses and loss expenses	2,336,707	2,688,661	2,779,578
Other operating costs and expenses	1,440,838	1,475,165	1,530,987
Expenses from wholly-owned investees	183,414	134,037	96,444
Interest expense	87,989	84,623	88,996
Total operating costs and expenses	4,048,948	4,382,486	4,496,005
Income before income taxes	382,230	326,322	1,092,392
Income tax expense	(73,150)	(44,919)	(323,070)
Net income before noncontrolling interests	309,080	281,403	769,322
Noncontrolling interests	(23)	(262)	(3,083)
Net income to common stockholders	$ 309,057	$ 281,141	$ 766,239
NET INCOME PER SHARE:			
Basic	$ 1.93	$ 1.68	$ 4.05
Diluted	$ 1.86	$ 1.62	$ 3.90

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

Years ended December 31,	2009	2008
ASSETS		
Investments:		
Fixed maturity securities	$11,299,197	$ 9,689,896
Equity securities available for sale	401,367	383,750
Arbitrage trading account	465,783	119,485
Investment in arbitrage funds	83,420	73,435
Investment funds	418,880	495,533
Loans receivable	381,591	381,182
Total investments	13,050,238	11,143,281
Cash and cash equivalents	515,430	1,134,835
Premiums and fees receivable	1,047,976	1,056,096
Due from reinsurers	972,820	931,115
Accrued investment income	130,524	122,461
Prepaid reinsurance premiums	211,054	181,462
Deferred policy acquisition costs	391,360	394,807
Real estate, furniture and equipment	246,605	260,522
Deferred federal and foreign income taxes	190,450	329,417
Goodwill	107,131	107,564
Trading account receivable from brokers and clearing organizations	310,042	128,883
Due from broker	—	138,411
Current, federal and foreign income taxes	—	76,491
Other assets	154,966	115,813
Total assets	$17,328,596	$16,121,158
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Reserves for losses and loss expenses	$ 9,071,671	$ 8,999,596
Unearned premiums	1,928,428	1,966,150
Due to reinsurers	208,045	114,974
Trading account securities sold but not yet purchased	143,885	23,050
Other liabilities	779,347	694,255
Junior subordinated debentures	249,793	249,584
Senior notes and other debt	1,345,481	1,021,869
Total liabilities	13,726,650	13,069,478
Equity:		
Preferred stock, par value $.10 per share:		
Authorized 5,000,000 shares; issued and outstanding - none	—	—
Common stock, par value $.20 per share:		
Authorized 500,000,000 shares, issued and outstanding, net of treasury shares, 156,552,355 and 161,467,131 shares	47,024	47,024
Additional paid-in capital	926,359	920,241
Retained earnings	3,785,187	3,514,531
Accumulated other comprehensive income (loss)	163,207	(228,959)
Treasury stock, at cost, 78,565,563 and 73,650,787 shares	(1,325,710)	(1,206,518)
Total common stockholders' equity	3,596,067	3,046,319
Noncontrolling interests	5,879	5,361
Total stockholders' equity	3,601,946	3,051,680
Total liabilities and stockholders' equity	$17,328,596	$16,121,158

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

Years ended December 31,	2009	2008	2007
COMMON STOCK:			
Beginning and end of period	$ 47,024	$ 47,024	$ 47,024
Stock issued	—	—	—
End of period	$ 47,024	$ 47,024	$ 47,024
ADDITIONAL PAID IN CAPITAL:			
Beginning of period	$ 920,241	$ 907,016	$ 859,787
Stock options exercised and restricted units issued including tax benefit	(17,665)	(10,520)	26,510
Restricted stock units expensed	23,649	23,239	19,541
Stock options expensed	12	214	794
Stock issued	122	292	384
End of period	$ 926,359	$ 920,241	$907,016
RETAINED EARNINGS:			
Beginning of period	$ 3,514,531	$ 3,271,355	$2,542,744
Net income to common stockholders	309,057	281,141	766,239
Dividends	(38,401)	(37,965)	(37,628)
End of period	$ 3,785,187	$ 3,514,531	$3,271,355
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:			
Unrealized investment gains (losses):			
Beginning of period	$ (142,216)	$52,497	$121,961
Unrealized gain (losses) on securities not other-than-temporarily impaired	367,035	(194,713)	(69,464)
Unrealized losses on other-than-temporarily impaired securities	(5,425)	—	—
End of period	219,394	(142,216)	52,497
Currency translation adjustments:			
Beginning of period	(72,475)	18,060	3,748
Net change in period	32,104	(90,535)	14,312
End of period	(40,371)	(72,475)	18,060
Net pension asset:			
Beginning of period	(14,268)	(17,356)	(14,096)
Net change in period	(1,548)	3,088	(3,260)
End of period	(15,816)	(14,268)	(17,356)
Total accumulated other comprehensive income (loss)	$ 163,207	$ (228,959)	$ 53,201
TREASURY STOCK:			
Beginning of period	$ (1,206,518)	$ (686,228)	$ (226,009)
Stock exercised/vested	27,322	32,195	28,455
Stock issued	630	799	117
Stock repurchased	(147,144)	(553,284)	(488,791)
End of period	$ (1,325,710)	$ (1,206,518)	$ (686,228)
NONCONTROLLING INTERESTS:			
Beginning of period	$ 5,361	$ 35,496	$30,615
Change in subsidiary shares from noncontrolling interest	525	(30,126)	256
Net income	23	262	3,083
Other comprehensive income (loss), net of tax	(30)	(271)	1,542
End of period	$ 5,879	$ 5,361	$ 35,496

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(DOLLARS IN THOUSANDS)

Years ended December 31,	2009	2008	2007
Net income before noncontrolling interests	$ 309,080	$ 281,403	$ 769,322
Other comprehensive income (loss):			
Change in unrealized foreign exchange gains (losses)	32,104	(90,535)	14,312
Unrealized holding gains (losses) on investment securities arising during the period, net of taxes	336,706	(426,942)	(35,688)
Reclassification adjustment for net investment gains (losses) included in net income (losses), net of taxes	24,874	231,958	(32,234)
Change in unrecognized pension obligation, net of taxes	(1,548)	3,088	(3,260)
Other comprehensive income (loss)	392,136	(282,431)	(56,870)
Comprehensive income (loss)	701,216	(1,028)	712,452
Comprehensive income (loss) to the noncontrolling interest	7	9	(4,625)
Comprehensive income (loss) to common shareholders	$ 701,223	$ (1,019)	$ 707,827

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(DOLLARS IN THOUSANDS)

Years ended December 31,	2009	2008	2007
CASH FROM OPERATING ACTIVITIES:			
Net income to common stockholders	$ 309,057	$ 281,141	$ 766,239
Adjustments to reconcile net income to net cash from operating activities:			
Net investment (gains) losses	38,408	356,931	(49,696)
Depreciation and amortization	78,875	83,953	73,697
Noncontrolling interests	23	262	3,083
Equity in undistributed losses (income) of investment funds	176,670	8,550	(25,202)
Stock incentive plans	24,465	24,139	21,105
Change in:			
Securities trading account	(346,298)	182,301	152,188
Investment in arbitrage funds	(9,985)	137,305	(21,888)
Trading account receivable from brokers and clearing organizations	(181,159)	281,043	(97,706)
Trading account securities sold but not yet purchased	120,835	(44,089)	(102,936)
Premiums and fees receivable	17,159	117,128	50,925
Due from reinsurers	(36,279)	(35,760)	45,995
Accrued investment income	(7,509)	11,103	(18,066)
Prepaid reinsurance premiums	(24,167)	(8,744)	(10,242)
Deferred policy acquisition costs	6,181	53,332	7,834
Deferred income taxes	(52,536)	(57,321)	(5,060)
Other assets	774	36,227	(48,383)
Reserves for losses and loss expenses	41,923	416,235	798,725
Unearned premiums	(57,261)	(238,557)	(75,044)
Due to reinsurers	86,456	21,645	(42,212)
Other liabilities	130,422	(73,864)	26,528
Net cash from operating activities	316,054	1,552,960	1,449,884
CASH FLOWS USED IN INVESTING ACTIVITIES:			
Proceeds from sales, excluding trading account:			
Fixed maturity securities	2,436,258	1,006,604	2,065,004
Equity securities	188,646	62,254	480,867
Distributions from investment funds	18,639	184,621	132,268
Proceeds from maturities and prepayments of fixed maturity securities	1,214,157	997,171	984,504
Cost of purchases, excluding trading account:			
Fixed maturity securities	(4,869,368)	(2,230,222)	(3,716,828)
Equity securities	(67,309)	(172,306)	(551,253)
Contributions to investment funds	(105,650)	(148,039)	(127,134)
Change in loans receivable	(11,363)	(48,524	(208,148)
Net additions to real estate, furniture and equipment	(30,455)	(78,947)	(31,108)
Change in balances due to (from) security brokers	144,023	(138,281)	1,412
Payment for business purchased, net of cash acquired	(33,812)	(48,895)	(50,162)
Proceeds from sale of business, net of cash divested	—	—	2,939
Net cash used in investing activities	(1,116,234)	(614,564)	(1,017,639)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:			
Net proceeds from issuance of debt	333,589	—	246,644
Bank deposits received	17,213	17,795	7,572
Advances from federal home loan bank	4,165	6,325	(655)
Net proceeds from stock options exercised	5,426	14,806	25,676
Repayment of senior notes	(11,165)	(102,123)	(2,019)
Cash dividends to common stockholders	(28,843)	(46,978)	(36,284)
Purchase of common treasury shares	(147,144)	(553,284)	(488,794)
Other net	144	168	3,702
Net cash from (used in) financing activities	173,385	(663,291)	(244,158)
Net impact on cash due to change in foreign exchange rates	7,390	(92,133)	9,529
Net (decrease) increase in cash and cash equivalents	(619,405)	182,972	197,616
Cash and cash equivalents at beginning of year	1,134,835	951,863	754,247
Cash and cash equivalents at end of year	$ 515,430	$1,134,835	$ 951,863

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

(A) PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

The consolidated financial statements, which include the accounts of W. R. Berkley Corporation and its subsidiaries (the "Company"), have been prepared on the basis of U.S. generally accepted accounting principles ("GAAP"). All significant intercompany transactions and balances have been eliminated. Reclassifications have been made in the 2008 and 2007 financial statements to conform them to the presentation of the 2009 financial statements. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the revenues and expenses reflected during the reporting period. The most significant items on our balance sheet that involve a greater degree of accounting estimates that are subject to change in the future are the valuation of investments, other than temporary impairments, loss and loss adjustment expense reserves and premium estimates. Actual results could differ from those estimates.

(B) REVENUE RECOGNITION

Premiums written are recorded at the inception of the policy. Reinsurance premiums written are estimated based upon information received from ceding companies and subsequent differences arising on such estimates are recorded in the period they are determined. Insurance premiums are earned ratably over the policy term. Fees for services are earned over the period that services are provided.

Audit premiums are recognized when they are reliably determinable. The accrual for earned but unbilled audit premiums decreased net premiums written and premiums earned by $23 million and $28 million in 2009 and 2008, respectively, and increased net premiums written and premiums earned by $10 million in 2007.

Revenues from wholly-owned investees are derived from services provided to the general aviation market, including fuel and line service, aircraft sales and maintenance, avionics and engineering services and parts fabrication. Revenue is recognized upon delivery of aircraft, delivery of fuel, shipment of parts and or upon completion of services.

(C) CASH AND CASH EQUIVALENTS

Cash equivalents consist of funds invested in money market accounts and investments with an effective maturity of three months or less when purchased.

(D) INVESTMENTS

Fixed maturity securities classified as available for sale are carried at estimated fair value, with unrealized gains and losses, net of applicable income taxes, excluded from earnings and reported as a component of comprehensive income and a separate component of stockholders' equity. Fixed maturity securities that the Company has the positive intent and ability to hold to maturity are classified as held to maturity and reported at amortized cost. Investment income from fixed maturity securities is recognized based on the constant effective yield method. Premiums and discounts on mortgage-backed securities are adjusted for the effects of actual and anticipated prepayments on a retrospective basis.

Equity securities classified as available for sale are carried at estimated fair value, with unrealized gains and losses, net of applicable income taxes, excluded from earnings and reported as a component of comprehensive income and a separate component of stockholders' equity.

Equity securities that the Company purchased with the intent to sell in the near-term are classified as trading account securities and are reported at estimated fair value. Realized and unrealized gains and losses from trading activity are reported as net investment income. The trading account includes direct investments in arbitrage securities and investments in arbitrage-related funds. Short sales and short call options are presented as trading securities sold but not yet purchased. Unsettled trades and the net margin balances held by the clearing broker are presented as trading account receivable from brokers and clearing organizations.

Investment funds are carried under the "equity method of accounting", whereby the Company reports its share of the income or loss from such investments as net investment income. The Company's share of the earnings of investment funds is generally reported on a one-quarter lag in order to facilitate the timely completion of the Company's consolidated financial statements.

Loans receivable represent commercial real estate mortgage loans and bank loans and are carried at amortized cost.

Fair value is generally determined based on quoted market prices. For publicly traded securities for which quoted prices are unavailable, the Company determines fair value based on independent broker quotations and other observable market data. For securities traded only in private negotiations, the Company determines fair value based primarily on the cost of such securities, which is adjusted to reflect prices of recent placements of securities of the same issuer, financial data, projections and business developments of the issuer and other relevant information.

Realized gains or losses represent the difference between the cost of securities sold and the proceeds realized upon trade date of sale. The Company uses the specific identification method where possible, and the first-in, first-out method in other instances, to determine the cost of securities sold.

The cost of securities is adjusted where appropriate to include a provision for a decline in value which is considered to be other than temporary. An other than temporary decline is considered to occur in investments where there has been a sustained reduction in fair value and where the Company does not expect the fair value to recover prior to the time of sale or maturity. Since equity securities do not have a contractual cash flow at maturity, the Company considers whether the price of an equity security is expected to recover within a reasonable period of time.

For fixed maturity securities that the Company intends to sell or, more likely than not, would be required to sell, a decline in value below amortized cost is considered to be an other-than-temporary impairment ("OTTI"). The amount of OTTI is equal to the difference between amortized cost and fair value at the balance sheet date. For fixed maturity securities that the Company does not intend to sell or would be required to sell, a decline in value below amortized cost is considered to be an OTTI if the Company does not expect to recover the entire amortized cost basis of a security (i.e., the present value of cash flows expected to be collected is less than the amortized cost basis of the security). The portion of the decline in value considered to be a credit loss (i.e., the difference between the present value of cash flows expected to be collected and the amortized cost basis of the security) is recognized in earnings. The portion of the decline in value not considered to be a credit loss (i.e., the difference in the present value of cash flows expected to be collected and the fair value of the security) is recognized in other comprehensive income.

Impairment assessments for structured securities, including mortgage-backed securities and asset-backed securities, collateralized debt obligations and corporate debt, are generally evaluated based on the performance of the underlying collateral under various economic and default scenarios that may involve subjective judgments and estimates by management. Modeling these securities involves various factors, such as projected default rates, the nature and realizable value of the collateral, the ability of the security to make scheduled payments, historical performance and other relevant economic and performance factors. If an OTTI determination is made, a discounted cash flow analysis is used to ascertain the amount of the credit impairment.

The Company monitors the performance of its loans receivable, including current market conditions for each loan and the ability to collect principal and interest. For loans where the Company determines it is probable that the contractual terms will not be met, a valuation allowance equal to the difference between the carrying value of the loan and the estimated fair value of the underlying collateral is established, with a charge to net realized capital losses.

(E) PER SHARE DATA

The Company presents both basic and diluted net income per share ("EPS") amounts. Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding during the year. Diluted EPS is based upon the weighted average number of common and common equivalent shares outstanding during the year and is calculated using the treasury stock method for stock incentive plans. Common equivalent shares are excluded from the computation in periods in which they have an anti-dilutive effect. Stock options for which the exercise price exceeds the average market price over the period have an anti-dilutive effect on EPS and, accordingly, are excluded from the calculation.

(F) DEFERRED POLICY ACQUISITION COSTS

Acquisition costs (primarily commissions and premium taxes) incurred in writing insurance and reinsurance business are deferred and amortized ratably over the terms of the related contracts. Ceding commissions received on reinsurance contracts are netted against acquisition costs and are recognized ratably over the life of the contract. Deferred policy acquisition costs are presented net of unearned ceding commissions and are limited to the amounts estimated to be recoverable from the applicable unearned premiums and the related anticipated investment income after giving effect to anticipated losses, loss adjustment expenses and expenses necessary to maintain the contracts in force.

(G) RESERVES FOR LOSSES AND LOSS EXPENSES

Reserves for losses and loss expenses are an accumulation of amounts determined on the basis of (1) evaluation of claims for business written directly by the Company; (2) estimates received from other companies for reinsurance assumed by the Company; and (3) estimates for losses incurred but not reported (based on Company and industry experience). These estimates are periodically reviewed and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments are reflected in the statements of income in the period in which they are determined. The Company discounts its reserves for excess and assumed workers' compensation claims using a risk-free or statutory rate. (See Note 12 of Notes to Consolidated Financial Statements.)

(H) REINSURANCE CEDED

The unearned portion of premiums ceded to reinsurers is reported as prepaid reinsurance premiums and earned ratably over the policy term . The estimated amounts of reinsurance recoverable on unpaid losses are reported as due from reinsurers. To the extent any reinsurer does not meet its obligations under reinsurance agreements, the Company must discharge its liability. Amounts due from reinsurers are reflected net of funds held where the right of offset is present. The Company has provided reserves for estimated uncollectible reinsurance.

(I) DEPOSIT ACCOUNTING

Contracts that do not meet the risk transfer requirements of GAAP are accounted for using the deposit accounting method. Under this method, an asset or liability is recognized at the inception of the contract based on consideration paid or received. The amount of the deposit asset or liability is adjusted at subsequent reporting dates using the interest method with a corresponding credit or charge to interest income or expense. Deposit liabilities for assumed reinsurance contracts were $27 million and $45 million at December 31, 2009 and 2008, respectively.

(J) FEDERAL AND FOREIGN INCOME TAXES

The Company files a consolidated income tax return in the U.S. and foreign tax returns in each of the countries in which it has its overseas operations. The Company's method of accounting for income taxes is the asset and liability method. Under this method, deferred tax assets and liabilities are measured using tax rates currently in effect or expected to apply in the years in which those temporary differences are expected to reverse. Interest and penalties, if any, are reported as income tax expense. The Company believes there are no tax positions that would require disclosure under GAAP. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that all or some portion of the deferred tax assets will not be realized.

(K) FOREIGN CURRENCY

Gains and losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity's functional currency) are reported on the statements of income as other operating costs and expenses. Unrealized gains or losses resulting from translating the results of non-U.S. dollar denominated operations are reported as accumulated other comprehensive income. Revenues and expenses denominated in currencies other than U.S. dollars

are translated at the weighted average exchange rate during the year. Assets and liabilities are translated at the rate of exchange in effect at the balance sheet date.

(L) REAL ESTATE, FURNITURE AND EQUIPMENT

Real estate, furniture and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using the estimated useful lives of the respective assets. Depreciation expense was $45,801,000, $37,843,000 and $32,766,000 for 2009, 2008 and 2007, respectively.

(M) COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) encompasses all changes in stockholders' equity (except those arising from transactions with stockholders) and includes net income, net unrealized holding gains or losses on available for sale securities, unrealized foreign currency translation adjustments and changes in unrecognized pension obligations.

(N) GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangibles assets are tested for impairment on an annual basis. The Company's impairment test as of December 31, 2009 indicated that there were no impairment losses related to goodwill and other intangible assets.

(O) STOCK OPTIONS

The costs resulting from all share-based payment transactions with employees are recognized in the consolidated financial statements using a fair-value-based measurement method.

(P) STATEMENTS OF CASH FLOWS

Interest payments were $80,080,000, $84,284,000 and $81,291,000 in 2009, 2008 and 2007, respectively. Income taxes paid were $15,864,000, $181,948,000 and $288,763,000 in 2009, 2008 and 2007, respectively. Other non-cash items include acquisitions and dispositions, unrealized investment gains and losses and pension expense. (See Note 2, Note 9 and Note 24 of Notes to Consolidated Financial Statements.)

(Q) CHANGE IN ACCOUNTING

During 2008, the Company changed its method of accounting for cash distributions received in excess of the carrying value of an equity method investment provided that the Company is not liable for the obligations of the investee nor otherwise committed to provide financial support. Previously such distributions were reported as a deferred credit and recognized in earnings upon disposal of the Company's interest in the investee. Under the new method, such distributions are recognized as a realized gain upon receipt.

Adjustments made to the 2007 income statement during 2008 as a result of the accounting change were as follows:

(Dollars in thousands, except per share amounts)	2007 As originally reported	2007 As restated
Net investment gains	$ 14,938	$ 49,696
Total revenues	5,553,639	5,588,397
Income before income taxes and minority interest	1,057,634	1,092,392
Income tax expense	310,905	323,070
Net income	743,646	766,239
Net income per share:		
Basic	3.94	4.05
Diluted	3.78	3.90

(R) RECENT ACCOUNTING PRONOUNCEMENTS

In June 2009, the FASB issued guidance that establishes the FASB Accounting Standards Codification (the "Codification") as the source of authoritative GAAP for nongovernmental entities. The Codification supersedes all existing non-SEC accounting and reporting standards. Rules and interpretive releases of the SEC under authority of federal securities laws will remain authoritative GAAP for SEC registrants. This guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009. As the Codification did not change existing GAAP, the adoption of this guidance did not have an impact on our financial condition or results of operations.

On January 1, 2009, the Company adopted guidance regarding business combinations that requires an acquirer to recognize the assets, liabilities and any non-controlling interest at fair value as of the acquisition date. Contingent consideration is required to be recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of that consideration may be determinable beyond a reasonable doubt. This fair value approach replaces the cost-allocation process previously required under GAAP. The new guidance also requires acquirers to expense acquisition-related costs as incurred rather than allocating such costs to the assets acquired and liabilities assumed. The adoption of this guidance did not have an impact on the Company's results of operations or financial condition.

On January 1, 2009, the Company adopted guidance that requires that non-controlling (minority) interests in a subsidiary be reported as equity in the consolidated financial statements. The presentation requirements of this guidance were applied retrospectively. The effect of the adoption of this guidance was to increase total equity by $5 million, $35 million and $31 million as of December 31, 2008, 2007 and 2006, respectively.

On April 1, 2009, the Company adopted guidance that amends existing GAAP to require disclosures about the fair value of financial instruments in interim financial statements. The adoption of this guidance expanded the disclosures relating to fair value of financial instruments in the notes to the Company's consolidated financial statements.

On April 1, 2009, the Company adopted guidance that requires that an entity evaluate whether it intends to sell an impaired security or whether it is more likely than not that it will be required to sell a security before recovery of the amortized cost basis. If either of this criteria are met, an impairment equal to the difference between the security's amortized cost and its fair value is recognized in earnings. For fixed income securities that do not meet these criteria, the credit loss component of the impairment (i.e., the difference between the security's amortized cost and its projected net present value) is recognized in earnings and the remaining portion of the impairment is recognized as a component of other comprehensive income. The effect of adopting this guidance was to increase net income for the year ended December 31, 2009 by $5 million, or 3 cents per share.

On April 1, 2009, the Company adopted guidance that reaffirms the need for management to use judgment in determining the weight if any, to be placed on a transaction price as an indicator of fair value if an entity determines that there has been a significant decrease in the volume and level of activity for the asset or the liability in relation to the normal market activity for the asset or liability (or similar assets or liabilities), or if there is evidence that the transaction for the asset or liability is not orderly. The adoption of this guidance did not have an impact on the Company's results of operations or financial condition.

On June 30, 2009, the Company adopted guidance concerning the accounting and disclosure of subsequent events. This guidance is not significantly different from those contained in previously existing auditing standards and, as a result, our adoption of this guidance did not have a material impact on our financial condition or results of operations. Under this guidance, we analyzed subsequent events through the date on which these financial statements were issued.

In June 2009, the FASB issued guidance that requires the reporting entity to perform a qualitative analysis that results in a variable interest entity ("VIE") being consolidated if the reporting entity: (i) has the power to direct activities of the VIE that significantly impact the VIE's financial performance; and (ii) has an obligation to absorb losses or receive benefits that may be significant to the VIE. This guidance further requires enhanced disclosures, including disclosure of significant judgments and assumptions as to whether a VIE must be consolidated, and how involvement with a VIE affects the Company's financial statements. This guidance is effective for fiscal years beginning after November 15, 2009. The adoption of this guidance did not impact the Company's results of operations or financial condition.

In January 2010, the FASB issued guidance that requires additional disclosures regarding fair value measurements. The guidance requires entities to disclose the amounts and reasons for significant transfers between Level 1 and Level 2 of the fair value hierarchy, reasons for any transfers in or out of Level 3 and to separately disclose information in the reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements. Portions of the guidance are effective for interim and annual reporting periods beginning after December 15, 2009 and the remaining guidance is effective for interim and annual reporting periods beginning after December 15, 2010.

(2) ACQUISITIONS

In 2009, the Company acquired an aviation company for $35 million. In 2008, the Company acquired an aviation company and the remaining 20% minority interest in W. R. Berkley Insurance (Europe), Limited for a total cost of $55 million. In 2007, the Company acquired two aviation companies and two insurance companies for a total cost of $98 million.

The following table summarizes the estimated fair value of net assets acquired and liabilities assumed at the date of acquisition. The Company has not completed the purchase price allocation for the 2009 acquisition; as such, the amounts presented below are subject to adjustment.

(Dollars in thousands)	2009	2008	2007
Investments	$ —	$ —	$ 66,358
Cash and cash equivalents	1,773	6,112	48,114
Receivables and other assets	—	—	27,018
Real estate, furniture and equipment	1,777	16,541	23,387
Deferred policy acquisition costs	—	—	345
Deferred federal income taxes	—	(4,815)	677
Intangible assets	—	3,658	11,068
Goodwill	—	6,229	34,395
Other assets	40,382	3,696	20,918
Total assets acquired	43,932	31,421	232,280
Reserve for losses and loss expenses	—	(1,570)	89,906
Unearned premiums	—	—	1,977
Other liabilities	8,355	8,428	28,426
Debt	—	—	13,695
Total liabilities assumed	8,355	6,858	134,004
Noncontrolling interests	(8)	(30,444)	—
Net assets acquired	$ 35,585	$ 55,007	$ 98,276

The weighted average useful life of the intangible assets acquired was 10 years in 2008 and 4 years in 2007. None of the 2008 goodwill is deductible for tax purposes, and $27 million of the 2007 goodwill is deductible for tax purposes.

(3) INVESTMENTS IN FIXED MATURITY SECURITIES

At December 31, 2009 and 2008, investments in fixed maturity securities were as follows:

(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Carrying Value
December 31, 2009					
Held to maturity:					
State and municipal	$ 70,847	$ 6,778	$ (739)	$ 76,886	$ 70,847
Residential mortgage-backed	44,318	2,984	—	47,302	44,318
Corporate	4,994	—	(13)	4,981	4,994
Total held to maturity	120,159	9,762	(752)	129,169	120,159
Available for sale:					
U.S. government and government agency	1,677,579	40,358	(3,784)	1,714,153	1,714,153
State and municipal [(1)]	5,551,632	238,271	(41,048)	5,748,855	5,748,855
Mortgage-backed securities:					
Residential [(2)]	1,537,331	38,229	(44,343)	1,531,217	1,531,217
Commercial	47,292	—	(12,069)	35,223	35,223
Corporate	1,719,874	59,082	(35,574)	1,743,382	1,743,382
Foreign	394,711	12,323	(826)	406,208	406,208
Total available for sale	10,928,419	388,263	(137,644)	11,179,038	11,179,038
Total investment in fixed income securities	$11,048,578	$ 398,025	$ (138,396)	$11,308,207	$11,299,197

(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Carrying Value
December 31, 2008					
Held to maturity:					
State and municipal	$ 68,876	$ 742	$ (3,693)	$ 65,925	$ 68,876
Residential mortgage-backed	50,039	4,390	—	54,429	50,039
Corporate	4,993	301	—	5,294	4,993
Total held to maturity	123,908	5,433	(3,693)	125,648	123,908
Available for sale:					
U.S. government and government agency	1,083,677	46,713	(3,706)	1,126,684	1,126,684
State and municipal	5,591,712	136,804	(136,751)	5,591,765	5,591,765
Mortgage-backed securities:					
Residential	1,632,954	27,747	(81,142)	1,579,559	1,579,559
Commercial	74,517	—	(22,656)	51,861	51,861
Corporate	1,095,414	9,398	(136,332)	968,480	968,480
Foreign	238,877	12,283	(3,521)	247,639	247,639
Total available for sale	9,717,151	232,945	(384,108)	9,565,988	9,565,988
Total investment in fixed income securities	$9,841,059	$ 238,378	$ (387,801)	$9,691,636	$ 9,689,896

(1) Gross unrealized losses for state and municipal securities include $340,000 related to the non-credit portion of OTTI recognized in other comprehensive income.

(2) Gross unrealized losses for residential mortgage-backed securities include $5,085,000 related to the non-credit portion of OTTI recognized in other comprehensive income.

The amortized cost and fair value of fixed maturity securities at December 31, 2009, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because certain issuers may have the right to call or prepay obligations:

(Dollars in thousands)	Amortized Cost	Fair Value
Due in one year or less	$ 592,655	$ 598,890
Due after one year through five years	2,953,507	3,070,329
Due after five years through ten years	2,950,157	3,081,511
Due after ten years	2,923,318	2,943,735
Mortgage-backed securities	1,628,941	1,613,742
Total	$11,048,578	$11,308,207

At December 31, 2009 and 2008, there were no investments, other than investments in United States government and government agency securities, which exceeded 10% of common stockholders' equity. At December 31, 2009, investments with a carrying value of $84 million were on deposit in trust accounts established as security for reinsurance clients, investments with a carrying value of $132 million were on deposit with Lloyd's in support of the Company's underwriting activities at Lloyd's, investments with a carrying value of $638 million were on deposit with state insurance departments and investments with a carrying value of $36 million were held on deposit in trust accounts as security for letters of credit issued in support of the Company's reinsurance operations.

(4) Investments in Equity Securities Available for Sale

At December 31, 2009 and 2008, investments in equity securities available for sale were as follows:

(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Carrying Value
December 31, 2009					
Common stocks	$ 27,237	$ 97,554	$ (5,731)	$ 119,060	$ 119,060
Preferred stocks	285,490	9,745	(12,928)	282,307	282,307
Total	$ 312,727	$ 107,299	$ (18,659)	$ 401,367	$ 401,367
December 31, 2008					
Common stocks	$ 39,343	$ 49,333	$ (7,833)	$ 80,843	$ 80,843
Preferred stocks	399,451	95	(96,639)	302,907	302,907
Total	$ 438,794	$ 49,428	$(104,472)	$ 383,750	$ 383,750

(5) Arbitrage Trading Account and Arbitrage Funds

At December 31, 2009 and 2008, the fair value and carrying value of the arbitrage trading account and arbitrage funds and related assets and liabilities were as follows:

(Dollars in thousands)	2009	2008
Arbitrage trading account	$ 465,783	$ 119,485
Investment in arbitrage funds	83,420	73,435
Related assets and liabilities:		
Receivables from brokers	310,042	128,883
Securities sold but not yet purchased	(143,885)	(23,050)

The primary focus of the trading account is merger arbitrage, convertible arbitrage and relative value arbitrage. Merger arbitrage is the business of investing in the securities of publicly held companies which are the targets in announced tender offers and mergers. Convertible arbitrage is the business of investing in convertible securities with the goal of capitalizing on price differentials between these securities and their underlying equities. Relative value arbitrage is the business of investing primarily in equity securities with the goal of capitalizing on perceived differences in fundamental values between pairs of companies in similar industries. Arbitrage investing differs from other types of investing in its focus on transactions and events believed likely to bring about a change in value over a relatively short time period (usually four months or less). The Company believes that this makes arbitrage investments less vulnerable to changes in general financial market conditions.

The Company uses put options, call options and swap contracts in order to mitigate the impact of potential changes in market conditions on the merger arbitrage trading account. These options and contracts are reported at fair value. As of December 31, 2009, the fair value of long option contracts outstanding was $3,520,000 (notional amount of $40,207,000) and the fair value of short option contracts outstanding was $1,698,000 (notional amount of $22,578,000). Other than with respect to the use of these trading account securities, the Company does not make use of derivatives.

(6) Investment Funds

Investment funds include the following:

	Carrying Value as of December 31,		Income (Losses) from Investment Funds		
(Dollars in thousands)	2009	2008	2009	2008	2007
Real estate	$ 193,178	$ 301,581	$ (159,569)	$ (43,116)	$ 25,007
Kiln Ltd	—	—	—	10,697	16,052
Energy	106,213	94,736	(13,227)	30,785	1,323
Other	119,489	99,216	(757)	(1,919)	(4,108)
Total	$ 418,880	$ 495,533	$ (173,553)	$ (3,553)	$ 38,274

In 2008, the Company sold its 20.1% interest in Kiln Ltd for $174 million and reported a realized gain of $70 million.

(7) NET INVESTMENT INCOME

Net investment income consists of the following:

(Dollars in thousands)	2009	2008	2007
Investment income earned on:			
Fixed maturity securities, including cash	$495,140	$ 497,549	$500,378
Equity securities available for sale	20,295	38,144	57,502
Arbitrage trading account [a]	40,714	6,032	80,253
Gross investment income	556,149	541,725	638,133
Investment expense	(3,588)	(4,692)	(3,747)
Net investment income	$552,561	$ 537,033	$634,386

(a) Investment income earned from net trading account activity includes unrealized trading gains of $2,061,000 and $2,450,000 in 2009 and 2007, respectively, and unrealized trading losses of $334,000 in 2008.

(8) LOANS RECEIVABLE

The amortized cost of loans receivable was $382 million and $381 million at December 31, 2009 and 2008, respectively. Amortized cost is net of a valuation allowance of $14 million and $1 million, respectively. The ten largest loans have an aggregate amortized cost of $298 million and an aggregate fair value of $199 million and are secured by commercial real estate. These loans earn interest at floating LIBOR-based interest rates and have maturities (inclusive of extension options) between August 2011 and January 2013. The loans are secured by office buildings (60%), hotels (27%) and senior living facilities (13%) with properties located primarily in New York City, California, Hawaii, Boston and Philadelphia.

(9) REALIZED AND UNREALIZED INVESTMENT GAINS AND LOSSES

Realized and unrealized investment gains and losses are as follows:

(Dollars in thousands)	2009	2008	2007
Realized investment gains and losses:			
Fixed maturity securities:			
Gains	$ 50,500	$ 20,444	$ 4,255
Lossses	(3,632)	(6,458)	(5,467)
Equity securities available for sale	52,680	(9,377)	16,519
Sale of investment funds	4,905	72,010	34,758
Sale of subsidiary	—	—	2,302
Provision for other than temporary impairments [1]	(151,727)	(433,550)	(2,680)
Less investment impairments recognized in other comprehensive income	8,866	—	—
Other gains	—	—	9
Total net investment gains (losses)	(38,408)	(356,931)	49,696
Income taxes	13,534	124,973	(17,462)
	$ (24,874)	$ (231,958)	$ 32,234
Change in unrealized gains and losses of available for sales securities:			
Fixed maturity securities	$ 407,207	$ (258,359)	$ 66,237
Less investment impairments recognized in other comprehensive income	(5,425)	—	—
Equity securities available for sale	143,684	(10,333)	(167,133)
Investment funds	13,235	(33,595)	5,940
Cash and cash equivalents	(75)	76	(1)
Total change in unrealized gains and losses	558,626	(302,211)	(94,957)
Income taxes	(195,813)	107,291	26,155
Noncontrolling interests	(1,203)	207	(662)
	$ 361,610	$ (194,713)	$ (69,464)

(1) Includes change in valuation allowance for loans receivable of $12 million for the year ended December 31, 2009.

For OTTI of fixed maturity securities that management does not intend to sell or, more likely than not, would not be required to sell, the portion of the decline in value considered to be due to credit factors is recognized in earnings and the portion of the decline in value considered to be due to non-credit factors is recognized in other comprehensive income. The table below provides a roll-forward of the portion of impairments recognized in earnings for those securities that have been impaired due to both credit factors and non-credit factors.

(Dollars in thousands)	For the Year Ended December 31, 2009
Beginning balance of amounts related to credit losses	$ —
Additions for amounts related to credit losses	5,661
Ending balance of amounts related to credit losses	$5,661

(10) Securities in an Unrealized Loss Position

The following table summarizes all securities in an unrealized loss position December 31, 2009 and 2008 by the length of time those securities have been continuously in an unrealized loss position.

	Less Than 12 Months		12 Months or Greater		Total	
(Dollars in thousands)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
December 31, 2009						
U.S. government and agency	$ 389,745	$ 3,653	$ 7,361	$ 131	$ 397,106	$ 3,784
State and municipal	376,914	12,971	443,666	28,816	820,580	41,787
Mortgage-backed securities	306,840	12,719	260,519	43,693	567,359	56,412
Corporate	194,690	13,958	172,656	21,629	367,346	35,587
Foreign	81,368	826	—	—	81,368	826
Fixed maturity securities	1,349,557	44,127	884,202	94,269	2,233,759	138,396
Common stocks	19,948	5,731	—	—	19,948	5,731
Preferred stocks	9,951	76	163,985	12,852	173,936	12,928
Equity securities available for sale	29,899	5,807	163,985	12,852	193,884	18,659
Total	$1,379,456	$ 49,934	$1,048,187	$ 107,121	$ 2,427,643	$ 157,055
December 31, 2008						
U.S. government and agency	$ 25,031	$ 3,494	$ 8,197	$ 212	$ 33,228	$ 3,706
State and municipal	1,081,558	65,944	485,805	74,500	1,567,363	140,444
Mortgage-backed securities	327,563	57,032	211,762	46,766	539,325	103,798
Corporate	377,313	83,277	228,738	53,055	606,051	136,332
Foreign	17,519	3,521	—	—	17,519	3,521
Fixed maturity securities	1,828,984	213,268	934,502	174,533	2,763,486	387,801
Common stocks	5,952	7,833	—	—	5,952	7,833
Preferred stocks	123,930	44,062	109,103	52,577	233,033	96,639
Equity securities available for sale	129,882	51,895	109,103	52,577	238,985	104,472
Total	$1,958,866	$ 265,163	$1,043,605	$ 227,110	$ 3,002,471	$ 492,273

Non-Investment Grade Fixed Maturity Securities – The following table summarizes the Company's non-investment grade fixed maturity securities at December 31, 2009.

(Dollars in thousands)	Number of Securities	Aggregate Fair Value	Unrealized Loss
Mortgage-backed securities	15	$ 92,298	$24,457
Corporate	9	40,804	5,804
State and municipal	5	36,848	4,586
Foreign	1	485	38
Total	30	$170,435	$34,885

One of the securities in the above table has an unrealized loss position greater than $5 million. That investment is a commercial mortgage-backed security with a fair value of $26 million and an unrealized loss of $11 million. The investment is secured by 99 properties comprising approximately 30 million square feet of office space located primarily in Boston, Northern California and Los Angeles. The current debt maturity of February 2011can be extended at the borrower's option through February 2012 provided that there is no continuing default and that the borrower provides interest protection for LIBOR above 6½%. The Company believes the amount of outstanding debt for the Company's debt layer and all debt layers senior to the Company's debt layer to be below the current market values for the underlying properties. Based on the portfolio's stable performance (e.g., occupancy rates, lease terms and debt service coverage) and on there being substantial subordinate capital, the Company does not consider the investment to be OTTI.

The Company has evaluated its fixed maturity securities in an unrealized loss position and believes the unrealized losses are due primarily to temporary market and sector-related factors rather than to issuer-specific factors. None of these securities are delinquent or in default on financial covenants. Based on its assessment of these issuers, the Company expects them to continue to meet their contractual payment obligations as they become due and does not consider any of these securities to be OTTI.

Non-Investment Grade Preferred Stocks – At December 31, 2009, the Company owned one non-investment grade preferred stock in an unrealized loss position. This investment had an aggregate fair value of $3 million and an aggregate unrealized loss of $186,000. The Company does not consider this investment to be OTTI.

Common Stocks – At December 31, 2009, the Company owned three common stocks in an unrealized loss position. These investments had an aggregate fair value of $20 million and an aggregate unrealized loss of $6 million. The Company does not consider any of these investments to be OTTI.

Loans Receivable – At December 31, 2009, loans receivable had an amortized cost of $382 million and a fair value of $285 million. The Company monitors the performance of its loans receivable, including current market conditions for each loan and the ability to collect principal and interest. For loans where the Company determines it is probable that the contractual terms will not be met, a valuation allowance is established with a charge to net realized capital losses. For the year ended December 31, 2009, the amortized cost of loans receivable is reported net of a valuation allowance of $14 million.

(11) Fair Value Measurements

The Company's fixed maturity and equity securities available for sale and its trading account securities are carried at fair value. Fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." The Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for similar assets in active markets. Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs may only be used to measure fair value to the extent that observable inputs are not available.

Because many fixed maturity securities do not trade on a daily basis, the Company utilizes pricing models and processes which may include benchmark curves, benchmarking of like securities, sector groupings and matrix pricing. Market inputs used to evaluate securities include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data. Quoted prices are often unavailable for recently issued securities, securities that are infrequently traded or securities that are only traded in private transactions.

For publicly traded securities for which quoted prices are unavailable, the Company determines fair value based on independent broker quotations and other observable market data. For securities traded only in private negotiations, the Company determines fair value based primarily on the cost of such securities, which is adjusted to reflect prices of recent placements of securities of the same issuer, financial projections, credit quality and business developments of the issuer and other relevant information.

The following tables present the assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 and 2008 by level:

(Dollars in thousands)	Total	Level 1	Level 2	Level 3
December 31, 2009				
Assets:				
Fixed maturity securities available for sale:				
U.S. government and agency	$ 1,714,153	$ —	$ 1,714,153	$ —
State and municipal	5,748,855	—	5,748,855	—
Mortgage-backed securities	1,566,440	—	1,540,540	25,900
Corporate	1,743,382	—	1,653,222	90,160
Foreign	406,208	—	406,208	—
Total fixed maturity securities available for sale	11,179,038	—	11,062,978	116,060
Equity securities available for sale:				
Common stocks	119,060	11,295	106,206	1,559
Preferred stocks	282,307	—	227,594	54,713
Total equity securities available for sale	401,367	11,295	333,800	56,272
Arbitrage trading account	465,783	465,430	-	353
Total	$12,046,188	$476,725	$11,396,778	$ 172,685
Liabilities:				
Securities sold but not yet purchased	$ 143,885	$143,885	$ —	$ —
December 31, 2008				
Assets:				
Fixed maturity securities available for sale:				
U.S. government and agency	$ 1,126,684	$ —	$ 1,126,684	$ —
State and municipal	5,591,765	—	5,550,093	41,672
Mortgage-backed securities	1,631,420	—	1,608,958	22,462
Corporate	968,480	—	883,975	84,505
Foreign	247,639	—	247,639	—
Total fixed maturity securities available for sale	9,565,988	—	9,417,349	148,639
Equity securities available for sale:				
Common stocks	80,843	19,829	2,280	58,734
Preferred stocks	302,907	—	252,421	50,486
Total equity securities available for sale	383,750	19,829	254,701	109,220
Arbitrage trading account	119,485	115,723	3,409	353
Total	$10,069,223	$135,552	$ 9,675,459	$ 258,212
Liabilities:				
Securities sold but not yet purchased	$ 23,050	$ 23,050	$ —	$ —

The following tables summarize changes in Level 3 assets for years ended December 31, 2009 and 2008:

		Gains (Losses) Included in:				
(Dollars in thousands)	Beginning Balance	Earnings	Other Comprehensive Income	Purchases (Sales) Maturities	Transfers In/(Out)	Ending Balance
Year ended December 31, 2009						
Fixed maturity securities available for sale:						
State and municipal	$ 41,672	$ —	$ —	$ —	$ (41,672)	$ —
Mortgage-backed securities	22,462	—	3,438	—	—	25,900
Corporate	84,505	391	12,004	(18,396)	11,656	90,160
Total	148,639	391	15,442	(18,396)	(30,016)	116,060
Equity securities available for sale:						
Common stocks	58,734	—	712	—	(57,887)	1,559
Preferred stocks	50,486	—	968	3,259	—	54,713
Total	109,220	—	1,680	3,259	(57,887)	56,272
Arbitrage trading account	353	—	—	—	—	353
Total	$ 258,212	$ 391	$ 17,122	$ (15,137)	$ (87,903)	$ 172,685
Year ended December 31, 2008						
Fixed maturity securities available for sale:						
State and municipal	$ —	$ —	$ —	$ —	$ 41,672	$ 41,672
Mortgage-backed securities	—	—	—	—	22,462	22,462
Corporate	23,725	(5,975)	(5,753)	5,894	66,614	84,505
Total	23,725	(5,975)	(5,753)	5,894	130,748	148,639
Equity securities available for sale:						
Common stocks	51,469	—	6,645	620	—	58,734
Preferred stocks	11,442	(1,227)	—	40,271	—	50,486
Total	62,911	(1,227)	6,645	40,891	—	109,220
Arbitrage trading account	4,282	—	—	(4,282)	353	353
Total	$ 90,918	$ (7,202)	$ 892	$ 42,503	$131,101	$258,212

The transfers in (out) of Level 3 for state and municipal and corporate securities in 2009 and 2008 were based upon the availability of broker dealer quotations. In certain circumstances the Company was able to obtain quotations from third party broker dealers. The common stock transfers out of Level 3 in 2009 were attributable to securities in which observable data became available due to public and private equity offerings.

(12) Reserves for Losses and Loss Expenses

The table below provides a reconciliation of the beginning and ending reserve balances:

(Dollars in thousands)	2009	2008	2007
Net reserves at beginning of year	$ 8,122,586	$ 7,822,897	$ 6,947,597
Net reserves of company acquired	—	—	68,392
Net provision for losses and loss expenses [a]:			
Claim occuring during the current year [b]:	2,518,849	2,829,830	2,837,647
Decrease in estimates for claims occurring in prior years [c] [d]	(234,008)	(195,710)	(105,879)
Loss reserve discount accretion	51,866	54,494	46,808
	2,336,707	2,688,614	2,778,576

(Dollars in thousands)	2009	2008	2007
Net payments for claims:			
Current year	570,080	644,213	538,364
Prior years	1,741,431	1,744,712	1,433,304
	2,311,511	2,388,925	1,971,668
Net reserves at end of year	8,147,782	8,122,586	7,822,897
Ceded reserves at end of year	923,889	877,010	855,137
Gross reserves at end of year	$9,071,671	$8,999,596	$8,678,034

(a) Net provision for loss and loss expenses excludes $47,000 and $1,002,000 in 2008 and 2007, respectively, relating to the policyholder benefits incurred on life insurance that are included in the statement of income.

(b) Claims occurring during the current year are net of loss reserve discounts of $80,455,000, $97,698,000 and $117,177,000 in 2009, 2008 and 2007, respectively.

(c) The decrease in estimates for claims occurring in prior years is net of loss reserve discounts of $1,968,000, $15,556,000 and $17,736,000 in 2009, 2008 and 2007, respectively. On an undiscounted basis, the estimates for claims occurring in prior years decreased by $232,040,000, $180,154,000 and $88,143,000 in 2009, 2008 and 2007, respectively.

(d) Approximately $44 million of the favorable reserve development in 2009 was fully offset by a reduction in earned premiums. The favorable reserve development, net of premium offsets, was $190 million.

For the year ended December 31, 2009, estimates for claims occurring in prior years decreased by $234 million net of premium offsets. On an accident year basis, the change in prior year reserves in 2009 is comprised of an increase in estimates for claims occurring in accident years 2002 and prior of $44 million and a decrease in estimates for claims occurring in accident years 2003 through 2008 of $278 million. The changes in prior year loss reserve estimates are generally the result of ongoing analysis of recent loss development trends. Original estimates are increased or decreased as additional information becomes known regarding individual claims and aggregate claim trends.

Environmental and Asbestos - To date, known environmental and asbestos claims have not had a material impact on the Company's operations. These claims have not materially impacted the Company because its subsidiaries generally did not insure large industrial companies that are subject to significant environmental and asbestos exposures.

The Company's net reserves for losses and loss adjustment expenses relating to asbestos and environmental claims were $36,525,000 and $39,646,000 at December 31, 2009 and 2008, respectively. The Company's gross reserves for losses and loss adjustment expenses relating to asbestos and environmental claims were $53,986,000 and $56,957,000 at December 31, 2009 and 2008, respectively. Net incurred losses and loss expenses for reported asbestos and environmental claims were approximately $(614,000), $440,000 and $7,029,000 in 2009, 2008 and 2007, respectively. Net paid losses and loss expenses for asbestos and environmental claims were approximately $2,508,000, $2,384,000 and $2,912,000 in 2009, 2008 and 2007, respectively. The estimation of these liabilities is subject to significantly greater than normal variation and uncertainty because it is difficult to make an actuarial estimate of these liabilities due to the absence of a generally accepted actuarial methodology for these exposures and the potential effect of significant unresolved legal matters, including coverage issues as well as the cost of litigating the legal issues. Additionally, the determination of ultimate damages and the final allocation of such damages to financially responsible parties are highly uncertain.

Discounting - The Company discounts its liabilities for excess and assumed workers' compensation business because of the long period of time over which losses are paid. Discounting is intended to appropriately match losses and loss expenses to income earned on investment securities supporting the liabilities. The expected losses and loss expense payout pattern subject to discounting was derived from the Company's loss payout experience. For non-proportional business, reserves for losses and loss expenses have been discounted using risk-free discount rates determined by reference to the U.S. Treasury yield curve. These discount rates range from 2.7% to 6.5% with a weighted average discount rate of 4.4%. For proportional business, reserves for losses and loss expenses have been discounted at the statutory rate permitted by the Department of Insurance of the State of Delaware of 2.7%. The aggregate net discount, after reflecting the effects of ceded reinsurance, is $877,305,000, $846,748,000 and $787,988,000 at December 31, 2009, 2008 and 2007, respectively. The increase in the aggregate discount from 2008 to 2009 and from 2007 to 2008 resulted from the increase in excess and assumed workers' compensation gross reserves.

(13) REINSURANCE

The following is a summary of reinsurance financial information:

(Dollars in thousands)	Year Ended December 31 2009	2008	2007
Written premiums:			
Direct	$3,599,836	$3,898,488	$4,173,856
Assumed	653,603	621,638	879,374
Ceded	(523,344)	(486,227)	(477,241)
Total net written premiums	$3,730,095	$4,033,899	$4,575,989
Earned premiums:			
Direct	$3,690,493	$4,075,360	$4,202,673
Assumed	617,143	704,555	933,169
Ceded	(501,787)	(490,335)	(472,141)
Total net earned premiums	$3,805,849	$4,289,580	$4,663,701
Ceded losses incurred	$ 252,299	$ 295,179	$ 263,072

The Company reinsures a portion of its exposures principally to reduce its net liability on individual risks and to protect against catastrophic losses. Estimated amounts due from reinsurers are reported net of reserves for uncollectible reinsurance of $4,430,000, $4,895,000 and $2,859,000 as of December 31, 2009, 2008 and 2007, respectively.

(14) SENIOR NOTES AND OTHER DEBT

Senior notes and other debt consist of the following (the difference between the face value and the carrying value is unamortized discount):

(Dollars in thousands) Description	Rate	Maturity	2009 Face Value	2009 Carrying Value	2008 Carrying Value
Subsidiary debt	Various	2010 through 2012	$ 28,085	$ 28,085	$ 3,749
Senior notes	5.125%	September 30, 2010	150,000	149,772	149,451
Senior notes	5.875%	February 15, 2013	200,000	198,963	198,632
Senior notes	5.60%	May 15, 2015	200,000	199,001	198,815
Senior notes	6.15%	August 15, 2019	150,000	148,630	148,487
Senior notes	7.375%	September 15, 2019	300,000	297,530	—
Senior notes	8.70%	January 1, 2022	76,503	75,858	75,829
Subsidiary debt	6.88%	July 3, 2023	625	625	—
Senior notes	6.25%	February 15, 2037	250,000	247,017	246,906
Total debt			$1,355,213	$1,345,481	$1,021,869

(15) JUNIOR SUBORDINATED DEBENTURES

Junior subordinated debentures consist of the following (the difference between the face value and the carrying value is unamortized discount):

(Dollars in thousands) Description	Rate	Maturity	2009 Face Value	2009 Carrying Value	2008 Carrying Value
Company	6.75%	July 26, 2045	$250,000	$242,576	$242,367
Subsidiary	LIBOR + 3.75%	March 1, 2035	7,217	7,217	7,217
Total			$ 257,217	$249,793	$249,584

In 2005, the Company issued $250,000,000 aggregate principal amount of 6.75% Junior Subordinated Debentures due July 26, 2045 (the "6.75% Junior Subordinated Debentures") to W. R. Berkley Capital Trust II (the "Trust"). The Trust simultaneously issued an equal amount of 6.75% mandatorily redeemable preferred securities (the "6.75% Trust Preferred Securities"), which are fully and unconditionally guaranteed by the Company to the extent the Trust has funds available for repayment of distributions. The 6.75% Trust Preferred Securities are subject to mandatory redemption in a like amount (i) in whole but not in part upon repayment of the 6.75% Junior Subordinated Debentures at maturity, (ii) in whole but not in part, at any time contemporaneously with the optional prepayment of the 6.75% Junior Subordinated Debentures by the Company upon the occurrence and continuation of certain events and (iii) in whole or in part, on or after July 26, 2010, contemporaneously with the optional prepayment by the Company of the 6.75% Junior Subordinated Debentures.

A subsidiary of the Company has $7,217,000 of outstanding subordinated debentures that mature in 2035 and that the Company expects to call for payment in March 2010.

(16) INCOME TAXES

Income tax expense consists of:

(Dollars in thousands)	Current Expense	Deferred Expense (Benefit)	Total
December 31, 2009:			
Domestic	$116,777	$(56,325)	$ 60,452
Foreign	9,140	3,558	12,698
Total expense	$125,917	$(52,767)	$ 73,150
December 31, 2008:			
Domestic	$ 77,650	$(63,630)	$ 14,020
Foreign	24,493	6,406	30,899
Total expense	$102,143	$(57,224)	$ 44,919
December 31, 2007:			
Domestic	$313,803	$ (8,227)	$305,576
Foreign	$ 15,018	$ 2,476	17,494
Total expense	$328,821	$ (5,751)	$323,070

A reconciliation of the income tax expense and the amounts computed by applying the Federal and foreign income tax rate of 35% to pre-tax income are as follows:

(Dollars in thousands)	2009	2008	2007
Computed "expected" tax expense	$133,781	$114,213	$382,337
Tax-exempt investment income	(64,886)	(71,614)	(67,128)
Change in valuation allowance	(887)	1,095	(7,604)
Impact of lower foreign tax rates	(551)	(4,319)	(1,074)
State and local taxes	1,175	2,349	2,904
Other, net	4,518	3,195	13,635
Total expense	$ 73,150	$ 44,919	$323,070

At December 31, 2009 and 2008, the tax effects of differences that give rise to significant portions of the deferred tax asset and deferred tax liability are as follows:

(Dollars in thousands)	2009	2008
Deferred tax asset		
Loss reserve discounting	$180,481	$ 178,788
Unrealized investments losses	—	83,324
Unearned premiums	109,099	118,691
Net operating loss carry forwards	1,076	2,395
Other-than-temporary impairments	73,818	80,963
Restricted stock units	30,526	25,797
Other	58,824	54,740
Gross deferred tax asset	453,824	544,698
Less valuation allowance	(2,226)	(3,113)
Deferred tax asset	451,598	541,585
Deferred tax liability		
Amortization of intangibles	11,381	10,592
Deferred policy acquisition costs	122,116	129,475
Unrealized investment gains	111,692	—
Other	15,959	72,101
Deferred tax liability	261,148	212,168
Net deferred tax asset	$190,450	$ 329,417

The Company had a current tax payable of $27,187,000 at December 31, 2009 and a current income tax receivable of $76,491,000 at December 31, 2008. At December 31, 2009, the Company had foreign net operating loss carry forwards of $3,074,000, which expire beginning in 2010. In addition, the Company has a net foreign tax credit carry forward for U.S. income tax purposes in the amount of $2,225,000, which expires beginning in 2012. The Company has provided a full valuation allowance against this amount. The net change in the valuation relates primarily to these items. The statute of limitations has closed for the Company's tax returns through December 31, 2004. The 2005 calendar year statute of limitations remains open as a result of the carry back of capital losses from the 2008 tax year.

The realization of the deferred tax asset is dependent upon the Company's ability to generate sufficient taxable income in future periods. Based on historical results and the prospects for future current operations, management anticipates that it is more likely than not that future taxable income will be sufficient for the realization of this asset.

(17) DIVIDENDS FROM SUBSIDIARIES AND STATUTORY FINANCIAL INFORMATION (UNAUDITED)

The Company's insurance subsidiaries are restricted by law as to the amount of dividends they may pay without the approval of regulatory authorities. During 2010, the maximum amount of dividends which can be paid without such approval is approximately $384 million. Combined net income and policyholders' surplus of the Company's consolidated insurance subsidiaries, as determined in accordance with statutory accounting practices, are as follows:

(Dollars in thousands)	2009	2008	2007
Net income	$ 407,449	$ 377,347	$ 767,021
Policyholders' surplus	$3,859,086	$3,322,389	$3,695,106

The significant variances between statutory accounting practices and GAAP are that for statutory purposes bonds are carried at amortized cost, acquisition costs are charged to income as incurred, deferred Federal income taxes are subject to limitations, excess and assumed workers' compensation reserves are discounted at different discount rates and certain assets designated as "non-admitted assets" are charged against surplus.

The National Association of Insurance Commissioners ("NAIC") has risk-based capital ("RBC") requirements that require insurance companies to calculate and report information under a risk-based formula which measures statutory capital and surplus needs based on a regulatory definition of risk in a company's mix of products and its balance sheet. As of December 31, 2009, all of the Company's insurance subsidiaries have an RBC amount above the authorized control level RBC, as defined by the NAIC. The Company has certain guarantees that provide that RBC levels of certain subsidiaries will remain above their authorized control levels.

(18) COMMON STOCKHOLDERS' EQUITY

The weighted average number of shares used in the computation of basic net income per share was 160,357,000, 166,956,000 and 188,981,000 for 2009, 2008 and 2007, respectively. The weighted average number of shares used in the computations of diluted net income per share was 166,574,000, 173,454,000 and 196,698,000 for 2009, 2008 and 2007, respectively. Treasury shares have been excluded from average outstanding shares from the date of acquisition. The difference in calculating basic and diluted net income per share is attributable entirely to the dilutive effect of stock-based compensation plans.

Changes in shares of common stock outstanding, net of treasury shares, are as follows:

(Amounts in thousands)	2009	2008	2007
Balance, beginning of year	161,467	180,321	192,772
Shares issued	1,467	1,823	3,680
Shares repurchased	(6,382)	(20,677)	(16,131)
Balance, end of year	156,552	161,467	180,321

(19) FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments as of December 31, 2009 and 2008:

	2009		2008	
(Dollars in thousands)	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Fixed maturity securities	$11,299,197	$13,308,207	$ 9,689,896	$ 9,691,636
Equity securities available for sale	401,367	401,367	383,750	383,750
Arbitrage trading account	465,783	465,783	119,485	119,485
Investment in arbitrage funds	83,420	83,420	73,435	73,435
Loans receivable	381,591	285,122	381,182	328,868
Cash and cash equivalents	515,430	515,430	1,134,835	1,134,835
Trading accounts receivable from brokers and clearing organizations	310,042	310,042	128,883	128,883
Due from broker	—	—	138,411	138,411
Liabilities:				
Trading account securities sold but not yet purchased	143,885	143,885	23,050	23,050
Due to broker	5,612	5,612	—	—
Junior subordinated debentures	249,793	242,217	249,584	188,717
Senior notes and other debt	1,345,481	1,386,802	1,021,869	836,914

The estimated fair values of the Company's fixed maturity securities, equity securities available for sale and arbitrage trading account securities are based on various valuation techniques. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for similar assets in

active markets. Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs may only be used to measure fair value to the extent that observable inputs are not available. The fair value of loans receivable are estimated by using current institutional purchaser yield requirements for loans with similar credit characteristics. The fair value of the senior notes and other debt and the junior subordinated debentures is based on spreads for similar securities.

(20) Lease Obligations

The Company and its subsidiaries use office space and equipment under leases expiring at various dates. These leases are considered operating leases for financial reporting purposes. Some of these leases have options to extend the length of the leases and contain clauses for cost of living, operating expense and real estate tax adjustments. Rental expense was $28,067,000, $23,802,000 and $21,438,000 for 2009, 2008 and 2007, respectively. Future minimum lease payments (without provision for sublease income) are: $26,574,000 in 2010; $21,979,000 in 2011; $17,075,000 in 2012; $13,792,000 in 2013 and $34,482,000 thereafter.

(21) Commitments, Litigation and Contingent Liabilities

The Company's subsidiaries are subject to disputes, including litigation and arbitration, arising in the ordinary course of their insurance and reinsurance businesses. The Company's estimates of the costs of settling such matters are reflected in its aggregate reserves for losses and loss expenses, and the Company does not believe that the ultimate outcome of such matters will have a material adverse effect on its financial condition or results of operations. However, adverse outcomes are possible and could negatively impact the Company's financial condition and results of operations.

At December 31, 2009, the Company had commitments to invest up to $212 million in certain investment funds and a subsidiary of the Company had commitments to extend credit under future loan agreements and unused lines of credit up to $3 million.

(22) Stock Incentive Plan

The Company has a stock incentive plan under which 36,070,313 shares of common stock were reserved for issuance. Pursuant to the stock incentive plan, stock options may be granted at prices determined by the Board of Directors but not less than fair market value on the date of grant. Stock options vest according to a graded schedule of 25%, 50%, 75% and 100% on the third, fourth, fifth and sixth year anniversary of grant date. Stock options expire on the tenth year anniversary of the grant date. The Company has not issued any stock options since 2004.

The following table summarizes stock option information:

	2009		2008		2007	
	Shares	Price [(a)]	Shares	Price [(a)]	Shares	Price [(a)]
Outstanding at beginning of year	6,566,377	$ 9.06	8,384,422	$ 8.84	$12,088,263	$ 8.29
Exercised	860,074	5.93	1,780,705	8.00	3,664,659	7.01
Cancelled	5,751	10.85	37,340	9.40	39,182	11.49
Outstanding at year end	5,700,552	9.53	6,566,377	9.06	8,384,422	8.84
Options exercisable at year end	5,699,708	9.53	6,537,403	9.04	7,431,072	8.55
Stock available for future grant [(b)]	3,929,067		3,953,053		5,156,486	

(a) Weighted average exercise price.
(b) Includes restricted stock units.

The following table summarizes information about stock options outstanding at December 31, 2009:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Remaining Contractual Life (in years)	Weighted Average Price	Number Exercisable	Weighted Average Exercise Price
$0 to $5.00	562,362	0.27	$ 3.59	562,362	$ 3.59
$5.01 to $9.39	2,560,395	1.20	9.33	2,560,395	9.33
$9.40 to $17.62	2,577,795	2.40	11.03	2,576,951	11.02
Total	5,700,552	1.65	$ 9.53	5,699,708	$ 9.53

Pursuant to the stock incentive plan, the Company may also issue restricted stock units (RSUs) to officers of the Company and its subsidiaries. The RSUs generally vest five years from the award date and are subject to other vesting and forfeiture provisions contained in the award agreement. The following table summarizes RSU information for the three years ended December 31, 2009:

(Dollars in thousands)	2009	2008	2007
RSUs granted:			
Units	119,500	1,369,500	727,250
Fair value at grant date	$ 2,783	$ 33,847	$ 21,856
RSUs vested:			
Units	1,287,943	1,008,198	—
RSUs cancelled:			
Units	89,763	128,727	66,014
Fair value at grant date	$ 732	$ 2,213	$ 1,973
RSUs outstanding at end of period:			
Units	3,713,025	4,971,231	4,738,656
Fair value at grant date	$ 144,150	$ 142,099	$ 110,465

The fair value of RSUs at the date of grant are recorded as unearned compensation, a component of stockholders' equity, and expensed over the vesting period. Following is a summary of changes in unearned compensation for the three years ended December 31, 2009:

(Dollars in thousands)	2009	2008	2007
Unearned compensation at beginning of year	$ 68,503	$ 60,108	$ 59,555
RSUs granted, net of cancellations	1,947	31,634	19,883
RSUs expensed	(23,649)	(23,239)	(19,330)
Unearned compensation at end of year	$ 46,801	$ 68,503	$ 60,108

(23) Compensation Plans

The Company and its subsidiaries have profit sharing plans in which substantially all employees participate. The plans provide for minimum annual contributions of 5% of eligible compensation; contributions above the minimum are discretionary and vary with each participating subsidiary's profitability. Employees become eligible to participate in the profit sharing plans on the first day of the month following the first full three months in which they are employed. The plans provide that 40% of the contributions vest immediately and that the remaining 60% vest at varying percentages based upon years of service. Profit sharing expense amounted to $25,785,000, $25,847,000 and $27,241,000 for 2009, 2008 and 2007, respectively. The Company's foreign subsidiaries provide pension benefits in accordance with local regulations. The pension expense for these foreign subsidiaries amounted to $2,547,000, $1,474,000 and $796,000 for 2009, 2008 and 2007, respectively.

The Company has a Long-Term Incentive Compensation Plan ("LTIP") that provides for incentive compensation to key executives based on the growth in the Company's book value per share over a five year period. In 2004, the Company

awarded 100,000 participants units ("Units") that achieved their maximum value of $250 per Unit in 2007. Compensation expense related to the 2004 grant (net of forfeitures) was $4,495,000 in 2007. In 2006, the Company awarded 129,000 Units with a maximum value of $250 per Unit. Compensation expense related to the 2006 grant was $3,816,000, $3,554,000 and $10,282,000 in 2009, 2008 and 2007, respectively. In 2008, the Company awarded 164,500 units with a maximum value of $250 per unit. Compensation expense related to the 2008 grant was $3,747,000 and $3,644,000 in 2009 and 2008, respectively.

(24) Retirement Benefits

The Company has an unfunded noncontributory defined benefit plan that covers its chief executive officer and chairman of the board. The plan was amended on December 17, 2007 to provide that the benefits payments shall commence on the earliest of (i) January 2, 2014, (ii) the date of death or (iii) a change in control of the Company. The discount rate used to derive the projected benefit obligation and related retirement expense was 5.83% in 2009 and 6.95% in 2008. The discount rate assumption used to determine the benefit obligation for 2009 was based on a yield curve approach. Under this approach, a weighted average yield is determined from a hypothetical portfolio of AA bonds. Following is a summary of the projected benefit obligation as of December 31, 2009 and 2008:

(Dollars in thousands)	2009	2008
Projected benefit obligation:		
Beginning of year	$37,851	$37,165
Interest cost	2,631	2,416
Actuarial gain (loss)	5,407	(1,730)
End of year	$45,889	$37,851

Following is a summary of the amounts recognized in accumulated other comprehensive income (loss) as of December 31, 2009 and 2008:

(Dollars in thousands)	2009	2008
Net actuarial loss	$ 6,254	$ 846
Prior service cost	18,082	21,106
Net pension asset	$24,336	$21,952

The components of net periodic pension benefit cost are as follows:

(Dollars in thousands)	2009	2008	2007
Components of net periodic benefit cost:			
Interest cost	$ 2,631	$2,416	$ 1,753
Amortization of unrecognized:			
Prior service costs	3,023	3,023	1,267
Net actuarial loss	—	—	352
Net periodic pension cost	$ 5,654	$5,439	$ 3,372

The changes in plan assets and projected benefit obligation recognized in other comprehensive income (loss) are as follows:

(Dollars in thousands)	2009	2008
Changes in plan assets and projected benefit obligation:		
Net actuarial gain	$ 5,407	$ (1,730)
Amortization of:		
Prior service costs	(3,023)	(3,023)
Total recognized in other comprehensive income (loss)	$ 2,384	$ (4,753)

The estimated prior service cost that will be amortized from accumulated other comprehensive income (loss) into periodic benefit cost during 2010 is $3,010,000.

(25) Supplemental Financial Statement Data

Other operating costs and expenses consist of the following:

(Dollars in thousands)	2009	2008	2007
Amortization of deferred policy acquisition costs	$ 903,154	$ 998,539	$ 1,002,367
Other underwriting expenses	345,309	305,012	328,152
Service company expenses	78,331	87,397	90,561
Net foreign currency (gains) losses	4,213	(23,213)	(2,731)
Other costs and expenses	109,831	107,430	112,638
Total	$1,440,838	$1,475,165	$1,530,987

(26) Industry Segments

The Company's operations are presently conducted in five segments of the insurance business: Specialty, Regional, Alternative Markets, Reinsurance and International.

Our Specialty segment underwrites complex and sophisticated third-party liability risks, principally within the excess and surplus lines. The primary lines of business are premises operations, professional liability, commercial automobile, products liability and property lines. The companies within the segment are divided along the different customer bases and product lines that they serve. The Specialty units deliver their products through a variety of distribution channels depending on the customer base and particular risks insured. The customers in this segment are highly diverse.

Our Regional segment provides commercial insurance products to customers primarily in 45 states. Key clients of this segment are small-to-mid-sized businesses and state and local governmental entities. The Regional subsidiaries are organized geographically, which provides them with the flexibility to adapt to local market conditions, while enjoying the superior administrative capabilities and financial strength of the Company. The Regional operations are organized geographically based on markets served.

Our Alternative Markets operations specialize in developing, insuring, reinsuring and administering self-insurance programs and other alternative risk transfer mechanisms. Our clients include employers, employer groups, insurers, and alternative market funds seeking less costly, more efficient ways to manage exposure to risks. In addition to providing insurance, the Alternative Markets segment also provides a wide variety of fee-based services, including consulting and administrative services.

Our Reinsurance operations specialize in underwriting property casualty reinsurance on both a treaty and a facultative basis. The principal Reinsurance units are facultative reinsurance, which writes individual certificates and program facultative business, treaty reinsurance, which functions as a traditional reinsurer in specialty and standard reinsurance lines, and Lloyd's reinsurance, which writes property and casualty reinsurance through Lloyd's.

Our International segment offers personal and commercial property casualty insurance in South America and commercial insurance in the United Kingdom, Continental Europe and reinsurance in Australia, Southeast Asia and Canada.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Income tax expense and benefits are calculated based upon the Company's overall effective tax rate.

Summary financial information about the Company's operating segments is presented in the following table. Income (loss) before income taxes by segment consists of revenues less expenses related to the respective segment's operations, including allocated investment income. Identifiable assets by segment are those assets used in or allocated to the operation of each segment.

(Dollars in thousands)	Revenues: Earned Premiums	Investment Income and Funds	Other	Total	Pre-tax Income (Loss)	Net Income (Loss)
December 31, 2009:						
Specialty	$ 1,354,355	$ 125,351	$ 3,560	$ 1,483,266	$ 220,906	$167,732
Regional	1,116,871	57,530	2,725	1,177,126	106,078	80,031
Alternative Markets	597,932	83,719	87,032	768,683	162,875	121,993
Reinsurance	411,511	75,505	—	487,016	86,358	70,675
International	325,180	26,767	—	351,947	22,719	14,676
Corporate, other and eliminations [1]	—	10,136	191,412	201,548	(178,298)	(121,176)
Net investment losses		—	(38,408)	(38,408)	(38,408)	(24,874)
Consolidated	$3,805,849	$379,008	$ 246,321	$4,431,178	$ 382,230	$309,057
December 31, 2008:						
Specialty	$1,618,915	$188,120	$ 3,778	$1,810,813	$ 375,429	$271,156
Regional	1,237,258	80,538	—	1,317,796	108,719	82,281
Alternative Markets	626,858	105,674	99,090	831,622	201,879	146,460
Reinsurance	519,717	116,046	—	635,763	117,946	93,399
International	286,832	35,184	—	322,016	52,943	36,162
Corporate, other and eliminations [1]	—	7,918	139,811	147,729	(173,663)	(116,359)
Net investment losses	—	—	(356,931)	(356,931)	(356,931)	(231,958)
Consolidated	$4,289,580	$533,480	$(114,252)	$4,708,808	$ 326,322	$281,141
December 31, 2007:						
Specialty	$1,772,547	$233,080	$ 400	$2,006,027	$ 516,931	$359,313
Regional	1,250,914	96,886	—	1,347,800	215,228	149,587
Alternative Markets	651,909	125,698	97,292	874,899	248,080	173,822
Reinsurance	740,439	153,416	—	893,855	178,302	131,238
International	247,892	36,666	—	284,558	44,457	29,386
Corporate, other and eliminations [1]	—	26,914	104,648	131,562	(160,302)	(109,341)
Net investment gains	—	—	49,696	49,696	49,696	32,234
Consolidated	$4,663,701	$672,660	$ 252,036	$5,588,397	$1,092,392	$766,239

Identifiable assets by segment are as follows:

(Dollars in thousands)

December 31,	2009	2008
Specialty	$ 5,589,666	$ 5,391,602
Regional	2,741,269	2,615,674
Alternative Markets	3,643,214	3,464,953
Reinsurance	3,142,017	2,849,119
International	1,118,994	879,271
Corporate, other and eliminations [1]	1,093,436	920,539
Consolidated	$17,328,596	$16,121,158

(1) Corporate, other and eliminations represent corporate revenues and expenses, net investment gains and losses and other items that are not allocated to business segments.

Net premiums earned by major line of business are as follows:

(Dollars in thousands)	2009	2008	2007
SPECIALTY			
Premises operations	$ 449,120	$ 596,314	$ 730,874
Commercial automobile	189,501	268,438	277,170
Products liability	131,713	183,786	228,749
Property	199,746	208,534	210,791
Professional liability	173,201	155,967	155,171
Other	211,074	205,876	169,792
Total Specialty	1,354,355	1,618,915	1,772,547
REGIONAL			
Commercial multiple peril	405,552	455,366	474,574
Commercial automobile	322,445	361,793	364,467
Workers' compensation	229,066	250,770	251,774
Other	159,808	169,329	160,099
Total Regional	1,116,871	1,237,258	1,250,914
ALTERNATIVE MARKETS			
Excess workers' compensation	252,196	289,764	311,786
Primary workers' compensation	242,259	243,571	250,628
Other	103,477	93,523	89,495
Total Alternative Markets	597,932	626,858	651,909
REINSURANCE			
Casualty	323,479	444,606	609,398
Property	88,032	75,111	131,041
Total Reinsurance	411,511	519,717	740,439
INTERNATIONAL	325,180	286,832	247,892
Total	$3,805,849	$4,289,580	$4,663,701

(27) Quarterly Financial Information (unaudited)

The following is a summary of quarterly financial data:

(In thousands except per share data)		2009		
Three months ended	March 31	June 30	September 30	December 31
Revenues	$ 963,621	$ 1,155,098	$ 1,136,309	$ 1,176,150
Net income (loss)	(20,346)	97,387	97,722	134,294
Net income (loss) per share [a]				
Basic	(0.13) [b]	0.61	0.61	0.84
Diluted	(0.13) [b]	0.59	0.59	0.81

		2008		
Three months ended	March 31	June 30	September 30	December 31
Revenues	$ 1,375,204	$ 1,199,139	$1,055,630	$ 1,078,835
Net income (loss)	188,438	80,257	(27,880)	40,326
Net income (loss) per share [a]				
Basic	1.07	0.48	(.17) [c]	0.25
Diluted	1.03	0.46	(.17) [c]	0.24

(a) Net income (loss) per share ("EPS") in each quarter is computed using the weighted-average number of shares outstanding during that quarter, while EPS for the full year is computed using the weighted-average number of shares outstanding during the year. Thus, the sum of the four quarters EPS does not necessarily equal the full-year EPS.

(b) For the three months ended March 31, 2009, the anti-dilutive effects of 7,001,000 potential common shares outstanding were excluded from the outstanding diluted shares due to the first quarter loss.

(c) For the three months ended September 30, 2008, the anti-dilutive effects of 6,086,000 potential common shares outstanding were excluded from the outstanding diluted shares due to the third quarter loss.

OPERATING UNITS

SPECIALTY

EXCESS AND SURPLUS LINES

ADMIRAL INSURANCE GROUP, LLC
ADMIRAL INSURANCE COMPANY
1255 Caldwell Road
Cherry Hill, New Jersey 08034
Tel: (856) 429 9200 Fax: (856) 429 8611
www.admiralins.com

James S. Carey, CPCU, President & Chief Executive Officer
Thomas G. Grilli, Jr., Senior Vice President,
Chief Financial Officer & Treasurer
Daniel A. MacDonald, Senior Vice President & Secretary
Scott R. Barraclough, Regional Vice President
Curtis E. Fletcher, CPCU, Regional Vice President
Michael S. Howey, Regional Vice President
Martin M. Michell, Regional Vice President
Richard Moore, Vice President & General Counsel
Michael S. Bernstein, Vice President
Letha E. Heaton, Vice President
Robert J. Morgan, Vice President
Anthony A. Peraine, Vice President
Walter G. Strauss, Vice President
Patricia A. Vreeland, Vice President

Austin, Texas — Tel: (512) 795 0766
Duluth, Georgia — Tel: (770) 476 1561
Seattle, Washington — Tel: (206) 467 6511

Admiral Excess Underwriters
Duluth, Georgia — Tel: (770) 476 1561
Stamford, Connecticut — Tel: (203) 323 8286

Admiral Professional Program
New York, New York — Tel: (212) 566 5444

Admiral Risk Insurance Services, Inc.
Chicago, Illinois — Tel: (312) 368 1107
Los Angeles, California — Tel: (213) 891 9259

BERKLEY LIFE SCIENCES, LLC
200 Princeton South Corporate Center, Suite 250
Ewing, New Jersey 08628
Tel: (609) 844 7800 Fax: (609) 844 7859
www.berkleyls.com

Jill E. Wadlund, President
Emily J. Urban, Senior Vice President
Eric M. Jacobs, Vice President
Bradley M. John, Vice President
Lisa K. Krist, Vice President
Sharon C. McDermott, Vice President
Paul Osuch, Vice President
Spencer J. Page, Vice President & Chief Financial Officer
Esperanza Pereira, Vice President
Kevin M. Quinley, Vice President
Scott A. Rosenberg, Vice President

BERKLEY SELECT, LLC
250 South Wacker Drive, Suite 700
Chicago, Illinois 60606
Tel: (312) 881 1330 Fax: (312) 881 1338
www.berkleyselect.com

Joseph G. Shores, President
Diane L. Cummings, Executive Vice President
Joseph N. Smith, Chief Financial Officer
Ernest J. Fahien, Vice President
Todd D. Hampton, Vice President

BERKLEY SPECIALTY UNDERWRITING MANAGERS LLC
Three Ravinia Drive, Suite 500
Atlanta, Georgia 30346
Tel: (404) 443 2040 Fax: (404) 443 2050
www.berkleysum.com

Steven S. Zeitman, President & Chief Executive Officer
Rick Bak, CPCU, Executive Vice President &
Chief Operating Officer
Elena D. Mohler, CPCU, Senior Vice President
Patricia K. London, Vice President & Chief Financial Officer
Joseph F. Rugnetta, Vice President
Roy B. Pomerantz, Vice President
Michael A. Turner, CPCU, Vice President
Cindy L. Broschart, President – Entertainment & Sports
Michael A. Harris, Vice President
Peter E. Lambert, CPCU, Vice President
Kenneth J. Berger, President - Environmental
Robert J. Patterson, Vice President

Specialty Casualty
Atlanta, Georgia — Tel: (404) 443 2055
Chicago, Illinois — Tel: (404) 443 2080
Glastonbury, Connecticut — Tel: (404) 443 2070
St. Paul, Minnesota — Tel: (404) 443 2075

Entertainment & Sports
Irving, Texas — Tel: (972) 819 8980
Glendale, California — Tel: (972) 819 8985

Environmental
Atlanta, Georgia — Tel: (404) 443 2117

FINSECURE, LLC
1122 Kenilworth Drive, Suite 107
Towson, Maryland 21204
Tel: (410) 337 9260 Fax: (866) 915 7879
www.finsecure.net

Annette Merz, President
Joseph L. Mathews, Chief Financial Officer & Treasurer
Barbara A. Ewing, Vice President
Curtis Landen, Vice President
John O'Mara, Vice President

NAUTILUS INSURANCE GROUP, LLC
NAUTILUS INSURANCE COMPANY
GREAT DIVIDE INSURANCE COMPANY
7233 East Butherus Drive
Scottsdale, Arizona 85260
Tel: (480) 951 0905 Fax: (480) 951 9730
www.nautilusinsgroup.com

Thomas M. Kuzma, President & Chief Executive Officer
Richard P. Shemitis, CPCU, Executive Vice President
Miklos F. Kallo, Senior Vice President,
Chief Financial Officer & Treasurer
Michael J. Kilgas, Senior Vice President
Kellie R. Barwick, Vice President
Stephen S. Corrigall, CPCU, Vice President
Kimberly R. Levensky, Vice President
Wendy L. Markham, CPCU, Vice President
Bonnie R. McKrill, Vice President
Thomas Miali, Vice President
Veronica L. Monteilh, Vice President
Cynthia A. Roa, Vice President
Deborah J. Savoie, Vice President
James G. Schiffer, Vice President
Mindy M. Sheble, Vice President
Janet L. Shemanske, Vice President & Secretary
Katherine M. Suhm, CPCU, Vice President

VELA INSURANCE SERVICES, LLC
311 South Wacker Drive, Suite 3600
Chicago, Illinois 60606
Tel: (312) 553 4413 Fax: (312) 553 4431

David A. Jordan, President
Francis P. McGovern, Senior Vice President
& Eastern Regional Manager
Terri Moran, Senior Vice President & Western Regional Manager
Michael P. Sullivan, Senior Vice President
David P. Lucey, Vice President & Branch Manager
Mark S. Anderson, Vice President
William L. Braden, Vice President
Gerald P. Kalvaitis, Jr., Vice President & Chief Financial Officer
Ritamari Martin, Vice President
Patricia Maruszak, Vice President
Ted H. Perry, Vice President

Jacksonville, Florida	Tel: (904) 371 3015
Omaha, Nebraska (Claims)	Tel: (402) 492 8352
Radnor, Pennsylvania	Tel: (610) 688 4275
San Diego, California	Tel: (619) 595 4825
Solvang, California	Tel: (805) 693 0839
Walnut Creek, California	Tel: (925) 472 6863

ADMITTED SPECIALTY LINES

AMERICAN MINING INSURANCE GROUP, LLC
AMERICAN MINING INSURANCE COMPANY, INC.
3490 Independence Drive
Birmingham, Alabama 35209
Tel: (205) 870 3535 Fax: (205) 870 3245
www.americanmining.com

Chandler F. Cox, Jr., CPCU, President & Chief Executive Officer
Dominick Giovannelli, Executive Vice President &
Chief Financial Officer
Gregory S. Barth, CPCU, Senior Vice President
Ruth A. Howald, CPCU, Senior Vice President
John S. Huddleston, Senior Vice President
William A. Schrimpf, Sr., Senior Vice President
Donna J. Shenesky, Senior Vice President
J. Dale Thompson, Senior Vice President
Bryant E. Brown, Vice President
Durbin W. Christner, Vice President
Jonathan W. Flower, Vice President
Theodore C. Roose, Vice President
Rosemary C. Courington, Secretary & Controller
Gregory T. Pierre, Treasurer

Johnstown, Pennsylvania	Tel: (814) 255 0200
Lexington, Kentucky	Tel: (859) 971 1955
Richlands, Virginia	Tel: (276) 596 9611

BERKLEY ASSET PROTECTION UNDERWRITING MANAGERS, LLC
317 Madison Avenue, Suite 814
New York, New York 10017
Tel: (212) 922 0659 Fax: (212) 922 9362
www.berkleyassetpro.com

Joseph P. Dowd, President
Gregory J. Smith, Executive Vice President
Sean C. Missal, Vice President
Nicholas A. F. Reynolds, Vice President

Glen Allen, Virginia	Tel: (804) 237 5253
Rocky Hill, Connecticut	Tel: (860) 331 2399

BERKLEY AVIATION, LLC
1101 Anacapa Street, Suite 200
Santa Barbara, California 93101
Tel: (805) 898 7640 Fax: (805) 898 7690
www.berkleyaviation.com

Jason R. Niemela, President
Richard S. Huston, Senior Vice President
Gary L. Feramisco, Vice President
Ryan R. Gould, Vice President
Alan C. Hair, Vice President & Chief Financial Officer
Matthew P. Rowley, Vice President

BERKLEY OFFSHORE UNDERWRITING MANAGERS, LLC
14 Wall Street, Suite 1610
16th Floor
New York, New York 10005
Tel: (212) 618 2951

Frank A. Costa, President
D. Scott Barnard, Vice President
Michael J. Brennan, Vice President & Chief Financial Officer
Beena Gadgil, Vice President
Aron L. Pasternack, Vice President

Houston, Texas Tel: (713) 789 5613

BERKLEY OFFSHORE UNDERWRITING MANAGERS UK, LIMITED
40 Lime Street, 6th Floor
London EC3M 7AW, England
Tel: (44) 207 337 1400

R. Christian Walker, Executive Vice President

BERKLEY OIL & GAS SPECIALTY SERVICES, LLC
10375 Richmond Avenue, Suite 1900
Houston, Texas 77042
Tel: (877) WRBC BOG (877 972 2264) Fax: (832) 308 6982
www.berkleyoil-gas.com

Carol A. Randall, President
Nancy R. Zoril, Vice President
Mark W. Davenport, Vice President

BERKLEY PROFESSIONAL LIABILITY, LLC
14 Wall Street, Suite 1610
16th Floor
New York, New York 10005
Tel: (212) 618 2900 Fax: (212) 618 2940
www.berkleypro.com

John R. Benedetto, President
Steven P. Walsh, Executive Vice President
Paul A. Brophy, Senior Vice President
Ashley M. Beales, Vice President
Rocco A. Capuano, Vice President
Michael C. Nicolai, Vice President
Paul E. Sowadski, Vice President
Josh A. Weiss, Vice President
Larry X. Zhang, Vice President

Toronto, Ontario, Canada Tel: (416) 304 1178

BERKLEY UNDERWRITING PARTNERS, LLC
215 Shuman Boulevard, Suite 200
Naperville, Illinois 60563
Tel: (630) 210 0360 Fax: (630) 210 0375
www.bupllc.com

John S. Diem, President & Chief Executive Officer
Joseph L. Mathews, Executive Vice President & Chief Financial Officer
Julius M. Colangelo, Senior Vice President
Spencer L. Coyle, Senior Vice President
David A. Hanes, Senior Vice President
Joseph M. Pojman, Senior Vice President
Michael Anello, Vice President
Stephen Bosy, Vice President
Christopher C. Campbell, Vice President
Paul H. Lundberg, Vice President
Stephen A. Murray, Vice President
Steven H. Strauss, Vice President
Thomas J. Voss, Vice President

CAROLINA CASUALTY INSURANCE GROUP, LLC
CAROLINA CASUALTY INSURANCE COMPANY
4600 Touchton Road East, Building 100, Suite 400
Jacksonville, Florida 32246
Tel: (904) 363 0900 Fax: (904) 363 8098
www.carolinacas.com

William E. Haines, CPCU, President & Chief Executive Officer
Gerald B. Bushey, Vice President
Reyad G. Cratem, III, Vice President, Chief Financial Officer & Treasurer
John S. Ewert, Vice President
George W. Lindh, CPCU, Vice President
Robert W. Perew, Vice President
Timothy D. Ryan, CPCU, Vice President
Carroll D. Starmer, Vice President
Catherine P. Steckner, Vice President
Betty C. Sutherland, Vice President & Secretary

Greenville, South Carolina Tel: (864) 286 1480

Gemini Transportation Underwriters
Boston, Massachusetts
Tel: (617) 310 8200

Rocco P. Modafferi, CPCU, President

CLERMONT SPECIALTY MANAGERS, LTD.
3 University Plaza Drive, Suite 604
Hackensack, New Jersey 07601
Tel: (201) 342 4211 Fax: (201) 342 6381
www.clermonthid.com

William J. Johnston, President
David A. Gianfrancesco, Executive Vice President
Mark Mikulak, Senior Vice President
Holly Fettinger, Vice President
Richard Pellegrino, Chief Financial Officer

MONITOR LIABILITY MANAGERS, LLC
2850 West Golf Road, 8th Floor
Rolling Meadows, Illinois 60008-4039
Tel: (847) 806 6590 Fax: (847) 806 6282
www.monitorliability.com

Sandra C. Nelson, President
David R. Aller, CPCU, Senior Vice President
Jason A. Fogg, Vice President
Joseph B. Haltman, Senior Vice President

Thomas M. Hayden, Vice President
Penelope J. Kilberry, CPCU, Vice President
Peter A. Lindquist, Senior Vice President, Chief Financial Officer, Treasurer & Secretary
Thomas J. Mathias, Senior Vice President
Randal P. Mrozowicz, Executive Vice President
Sharon F. Reba, CPCU, Vice President

REGIONAL

ACADIA INSURANCE GROUP, LLC
One Acadia Commons, P.O. Box 9010
Westbrook, Maine 04098-5010
Tel: (207) 772 4300 Fax: (207) 772 6104
www.acadiainsurance.com

William M. Rohde, Jr., President
Charles A. Hamblen, CPCU, Senior Vice President, Chief Financial Officer & Treasurer
Bobbi Amero, CPCU, Senior Vice President
Paul M. Strohfus, Senior Vice President
Jonathan R. Becker, Vice President
Andrew M. Burbank, Vice President
Joel D. Glockler, Vice President
Jane E. Gordon, Vice President
Susan N. Grady, Vice President
Joseph Gresia, Jr., Vice President
David J. LeBlanc, CPCU, Vice President
J. Barry May, CPCU, Vice President
Stephen J. Rich, CPCU, Vice President
David S. Richards, Vice President
Kathryn P. Whitmore, Vice President

Bedford, New Hampshire	Tel: (603) 627 8466
Marlborough, Massachusetts	Tel: (508) 786 6600
Rocky Hill, Connecticut	Tel: (860) 331 2400
South Burlington, Vermont	Tel: (802) 658 0722
Syracuse, New York	Tel: (315) 457 3757
Westbrook, Maine	Tel: (207) 772 4300

BERKLEY MID-ATLANTIC GROUP, LLC
4820 Lake Brook Drive, Suite 300
Glen Allen, Virginia 23060
Tel: (804) 285 2700 Fax: (804) 285 5717
www.wrbmag.com

Kevin W. Nattrass, President & Chief Executive Officer
William Kirk Bonner, Vice President
Jeffrey E. Bouton, CPCU, Vice President
William Tim Gardner, Vice President
Bernard C. Kurtzweil, CPCU, Vice President
J. Eric Lange, Vice President
Allen R. Latimer, Vice President, Chief Financial Officer & Treasurer
J. Michael Lent, CPCU, Vice President
Marianne M. Morosko, CPCU, Vice President
Vickie L. Price, Vice President
Laura L. Thorne, Vice President
William E. Yount, CPCU, Vice President

Glen Allen, Virginia
Charlotte, North Carolina
Erie, Pennsylvania
Harrisburg, Pennsylvania
Tel: (800) 283 1153

BERKLEY NORTH PACIFIC GROUP, LLC
15375 SE 30th Place
Eastgate Office Park
Building 3, Suite 280
Bellevue, Washington 98007
Tel: (877) 316 9038 Fax: (866) 461 1357
www.berkleynpac.com

Jeffrey R. Dehn, President
Deirdre A. Ashlock, Vice President
Ann M. Collins, Vice President, Chief Financial Officer & Treasurer
John F. Thelen, Vice President, General Counsel & Secretary

Meridian, Idaho	Tel: (800) 480 2942

CONTINENTAL WESTERN GROUP, LLC
11201 Douglas Avenue
Des Moines, Iowa 50322
Tel: (515) 473 3000 Fax: (515) 473 3015
www.cwgins.com

Bradley S. Kuster, CPCU, President & Chief Executive Officer
Robert F. Buehler, Executive Vice President
Charles P. Maloney, Senior Vice President
Michael L. Anania, Regional Vice President
William J. Besonen, CPCU, Regional Vice President
Richard B. Swain, CPCU, Regional Vice President
Ann M. Collins, Vice President & Chief Financial Officer
Aaron M. Larson, Vice President
Thomas E. Nelson, Vice President
Lynsey L. Oster, Vice President
Terry L. Shaw, CPCU, Vice President
Robert B. Shepard, CPCU, Vice President
John F. Thelen, Vice President, General Counsel & Secretary
C. Jeffrey West, Vice President

Des Moines, Iowa	Tel: (515) 473 3000
Lincoln, Nebraska	Tel: (402) 423 7688
Luverne, Minnesota	Tel: (507) 283 9561

Berkley Agribusiness Risk Specialists
11201 Douglas Avenue
Des Moines, Iowa 50322
Tel: (515) 473 3000 Fax: (515) 473 3006

Terry L. Shaw, CPCU, President
Bradley T. London, CPCU, Senior Vice President
Bradley G. Waline, CPCU, Senior Vice President
Tony L. Hudnutt, Vice President
Alan M. Tweeten, Vice President

UNION STANDARD INSURANCE GROUP, LLC
122 West Carpenter Freeway, Suite 350
Irving, Texas 75039-2008
Tel: (972) 719 2400 Fax: (972) 719 2401
www.usic.com

Craig W. Sparks, President
James W. Foos, CPCU, Senior Vice President
Edmund P. Hemmerick, CPCU, Senior Vice President
Jeffrey N. Carver, Regional Vice President
John E. Gray, Vice President, Chief Financial Officer & Treasurer
Richard W. Hitch, CPCU, Vice President
O. Melvin Holt, CPCU, Vice President
Jacquelynne Hurst, Vice President
Howard A. Kunst, Vice President
B. Keith Mitchell, Vice President
Mary Jane Neese, Regional Vice President
Greg R. Perkins, Vice President
E. Leslie Prock, Vice President
Michael W. Smith, Vice President
Ty C. Simmons, Vice President, Corporate Counsel & Secretary

Albuquerque, New Mexico	Tel: (210) 515 5208
Birmingham, Alabama	Tel: (601) 581 4134
Dallas, Texas	Tel: (972) 719 2491
Little Rock, Arkansas	Tel: (501) 707 6543
Meridian, Mississippi	Tel: (601) 581 4134
Nashville, Tennessee	Tel: (615) 932 5508
Oklahoma City, Oklahoma	Tel: (405) 254 1862
Phoenix, Arizona	Tel: (480) 281 3933
San Antonio, Texas	Tel: (210) 515 5208

BERKLEY SURETY GROUP, LLC
412 Mt. Kemble Avenue, Suite 310N
Morristown, New Jersey 07960
Tel: (973) 775 5021 Fax: (973) 775 5204
www.berkleysurety.com

Steven F. Coward, President
Michael J. Hurley, Senior Vice President
Andrew M. Tuma, Senior Vice President
John F. Beers, Vice President
Anna B. Dime, Vice President
Vincent P. Forte, Vice President
Fred H. Lustig, Vice President
David Pesce, Vice President

Alpharetta, Georgia	Tel: (678) 624 1818
Charlotte, North Carolina	Tel: (866) 245 1973
Dallas, Texas	Tel: (972) 385 1140
Denver, Colorado	Tel: (973) 775 5272
Des Moines, Iowa	Tel: (515) 473 3487
Glendale, California	Tel: (818) 550 1403
Glen Allen, Virginia	Tel: (866) 386 5997
Lincoln, Nebraska	Tel: (800) 456 5486
Marlborough, Massachusetts	Tel: (508) 263 2582
Morristown, New Jersey	Tel: (973) 775 5052
New York, New York	Tel: (212) 867 2650
Radnor, Pennsylvania	Tel: (610) 688 4275
Rocky Hill, Connecticut	Tel: (860) 896 6995
Seattle, Washington	Tel: (206) 223 5842
Severna Park, Maryland	Tel: (410) 647 6990
Tampa, Florida	Tel: (973) 775 5056
Westbrook, Maine	Tel: (207) 772 4300

The above listed Regional operating units write business in: Acadia Insurance Company; Berkley Regional Insurance Company; Continental Western Insurance Company; Firemen's Insurance Company of Washington, D.C.; Union Insurance Company; Union Standard Lloyds. Berkley Surety Group, LLC also writes business in Carolina Casualty Insurance Company.

BERKLEY REGIONAL SPECIALTY, LLC
BERKLEY REGIONAL SPECIALTY INSURANCE COMPANY
14902 North 73rd Street
Scottsdale, Arizona 85260
Tel: (480) 444 5950 Fax: (480) 607 2991

Bill Thornton, CPCU, CLU, Chairman
Paul S. McAuliffe, President
Gordon L. Keffer, Vice President, Chief Financial Officer & Treasurer
Donna J. Latham, Vice President
Vickie L. Potts, CPCU, Vice President
Patrick K.Watland, CPCU, Vice President

Dallas, Texas	Tel: (866) 696 2140
Des Moines, Iowa	Tel: (866) 752 6361
Hartford, Connecticut	Tel: (877) 211 5164
Richmond, Virginia	Tel: (866) 738 1595
Scottsdale, Arizona	Tel: (866) 412 7742

REGIONAL EXCESS UNDERWRITERS, LLC
One Acadia Commons, P.O. Box 9010
Westbrook, Maine 04098-5010
Tel: (866) 873 0057 Fax: (866) 495 9473

Bill Thornton, CPCU, President
Irvin Wolf, III, Senior Vice President
Beth Preston, CPCU, Vice President

Charlotte, North Carolina	Tel: (866) 338 6078
Chicago, Illinois	Tel: (866) 873 0057
Irving, Texas	Tel: (866) 339 5097
Jacksonville, Florida	Tel: (866) 873 0171

Alternative Markets

BERKLEY ACCIDENT AND HEALTH, LLC
2445 Kuser Road, Suite 201
Hamilton Square, New Jersey 08690-3303
Tel: (609) 584 6990 Fax: (609) 588 5770
www.berkleyah.com

Christopher C. Brown, President & Chief Executive Officer
Donato Gasparro, Chief Operating Officer
Andrew Cavenagh, Senior Vice President
Steven W. Tingley, Vice President
Peter C. Jonson, Controller

Alpharetta, Georgia
Annapolis, Maryland
Columbus, Ohio
Fort Washington, Pennsylvania
Marlborough, Massachusetts
Minneapolis, Minnesota
Rolling Meadows, Illinois

San Francisco, California
Scottsdale, Arizona
Tel: (609) 584 6990

BERKLEY LIFE AND HEALTH INSURANCE COMPANY
475 Steamboat Road
Greenwich, Connecticut 06830
Tel: (203) 542 3800 Fax: (203) 542 3839

Christopher C. Brown, President
Eugene G. Ballard, Senior Vice President
Carol J. LaPunzina, Senior Vice President & Secretary
Peter C. Jonson, Treasurer

Hamilton Square, New Jersey Tel: (609) 584 6990

BERKLEY MEDICAL EXCESS UNDERWRITERS, LLC
390 S. Woods Mill Road, Suite 125
St. Louis, Missouri 63017
Tel: (314) 523 3650 Fax: (314) 523 3685
www.berkleymed.com

J. Michael Foley, President
Collin J. Suttie, Executive Vice President
W. Matthew Fessler, Senior Vice President
Jane Sharpe, Vice President
Robbin A. Willis, Vice President
Roger J. Becker, Controller & Treasurer

BERKLEY NET UNDERWRITERS, LLC
12701 Marblestone Drive, Suite 250
Woodbridge, Virginia 22192
Tel: (703) 586 6300 Fax: (703) 586 6286
www.berkleynet.com

John K. Goldwater, President & Chief Executive Officer
James B. Gilbert, Senior Vice President
Brian R. Risen, CPCU, Senior Vice President
John J. Burke, Vice President
W. Douglas Griffin, Vice President & Chief Financial Officer
David J. Lasota, CPCU, Vice President

Hamilton Square, New Jersey Tel: (609) 584 6990

BERKLEY RISK ADMINISTRATORS COMPANY, LLC
222 South Ninth Street, Suite 1300
Minneapolis, Minnesota 55402-3332
Tel: (612) 766 3000 Fax: (612) 766 3099
www.berkleyrisk.com

Mark C. Tansey, Chairman
Kenneth R. Hopkins, President
Scott L. Dahlager, Executive Vice President
John C. Treacy, Executive Vice President & Chief Financial Officer
Thomas R. Drake, Senior Vice President
Patricia J. Fish, Senior Vice President
Allen P. Utzig, Senior Vice President
Geraint D. Powell, Vice President & Legal Counsel

Council Bluffs, Iowa Tel: (800) 832 0137
Glendale, California Tel: (972) 819 8961
Indianapolis, Indiana Tel: (317) 585 2799
Las Vegas, Nevada Tel: (702) 415 2970
Nashville, Tennessee Tel: (615) 493 7777
Overland Park, Kansas Tel: (913) 385 4960
Pierre, South Dakota Tel: (605) 945 2144
Rolling Meadows, Illinois Tel: (866) 738 3243
St. Paul, Minnesota Tel: (651) 281 1200
Scottsdale, Arizona Tel: (602) 992 8844
Tukwila, Washington Tel: (206) 575 2303
Virginia Beach, Virginia Tel: (757) 490 7838
Wauwatosa, Wisconsin Tel: (414) 771 2038

All Claims of Nevada
Las Vegas, Nevada Tel: (702) 415 2970

Allied Adjusters
Minneapolis, Minnesota Tel: (612) 766 3700

Arizona All Claims
Scottsdale, Arizona Tel: (602) 997 5877

Berkley Administrators of Connecticut, Inc.
Farmington, Connecticut Tel: (860) 409 9300

Berkley Risk Managers
Mays Landing, New Jersey Tel: (609) 625 5544

Berkley Risk Services of Colorado
Denver, Colorado Tel: (303) 357 2600

Garnet Captive Insurance Services, LLC
San Francisco, California Tel: (415) 921 7701

Southwest Risk Services
Scottsdale, Arizona Tel: (602) 996 8810

KEY RISK INSURANCE COMPANY
KEY RISK MANAGEMENT SERVICES, LLC
7900 McCloud Road, Suite 300
P.O. Box 49129
Greensboro, North Carolina 27419
Tel: (336) 668 9050 Fax: (336) 605 7544
www.keyrisk.com

Joe W. Sykes, CPCU, Chief Executive Officer
Robert W. Standen, President
Rebecca H. Karr, CPCU, Chief Operating Officer & Chief Financial Officer
Joe C. Brooks, Senior Vice President
John A. Godfrey, CPCU, Senior Vice President
Anne H. Myers, CPCU, Senior Vice President
Joseph J. Abriola, Vice President
David A. Chandler, Vice President
Kimberly S. Fiedler, Vice President
Michael H. Marcus, Vice President

Alpharetta, Georgia Tel: (770) 751 8901
Baltimore, Maryland Tel: (410) 864 2600
Charlotte, North Carolina Tel: (704) 329 9550
Columbia, South Carolina Tel: (803) 252 1777

Jacksonville, Florida	Tel: (904) 880 7926
Nashville, Tennessee	Tel: (615) 493 7774
Richmond, Virginia	Tel: (804) 288 2660

MIDWEST EMPLOYERS CASUALTY GROUP, LLC
MIDWEST EMPLOYERS CASUALTY COMPANY
14755 North Outer Forty Drive, Suite 300
Chesterfield, Missouri 63017
Tel: (636) 449 7000 Fax: (636) 449 7199
www.mwecc.com

Melodee J. Saunders, President & Chief Operating Officer
Steven J. Link, Executive Vice President
Peter W. Shaw, Senior Vice President,
Chief Financial Officer & Treasurer
Donna L. Knowling, Senior Vice President & Secretary
J. Daniel Asahl, Vice President
Robert H. Burgoyne, Vice President
Clairmonte O. Cappelle, Vice President
Linda M. Howell, Vice President
Thomas D. Vonderheid, Vice President

PREFERRED EMPLOYERS GROUP, LLC
PREFERRED EMPLOYERS INSURANCE COMPANY
1455 Frazee Road, Suite 1000
San Diego, California 92108
Tel: (619) 688 3900 Fax: (888) 472 9490
www.preferredworkcomp.com

Linda R. Smith, President & Chief Executive Officer
Timothy J. Wiebe, Vice President, Treasurer & Chief Financial Officer
Marc J. Beaulieu, Senior Vice President
Rosemary Favier, Senior Vice President
Jan A. Beaver, Vice President & Secretary
John C. Bennett, Vice President
Thomas I. Boggs, Vice President
Randy Sysol, Vice President

RIVERPORT INSURANCE SERVICES, LLC
RIVERPORT INSURANCE COMPANY
222 South Ninth Street, Suite 1300
Minneapolis, Minnesota 55402-3332
Tel: (612) 766 3100 Fax: (612) 766 3860
www.riverportinsurance.com

Douglass E. Pfeifer, President
David S. Kyllo, Senior Vice President & Secretary
John C. Treacy, Senior Vice President & Chief Financial Officer
Kim J. Brenckman, Senior Vice President
Laura J. Keogan, Vice President
Colleen M. Lazanich, Vice President
David A. Montgomery, Vice President
Robert A. Weisbrod, Vice President

Reinsurance

BERKLEY INSURANCE COMPANY
475 Steamboat Road
Greenwich, Connecticut 06830
Tel: (203) 542 3800 Fax: (203) 542 3839

William R. Berkley, Chairman
W. Robert Berkley, Jr., President
Eugene G. Ballard, Senior Vice President
Mark G. Davidowitz, Senior Vice President & Treasurer
Ira S. Lederman, Senior Vice President & Secretary
Rajiv N. Raval, Senior Vice President & General Counsel
Kevin J. Shea, Senior Vice President
Lloyd W. Wenzl, Vice President & Controller

B F RE UNDERWRITERS, LLC
One Landmark Square, Suite 1920
Stamford, Connecticut 06901
Tel: (203) 975 7739 Fax: (203) 975 7749
www.bfreunds.com

Daniel L. Avery, President
Richard A. Corpus, Executive Vice President
Maria W. Anderson, Senior Vice President
Scott Balfour, Senior Vice President
Frederic C. Cooper, Senior Vice President
Thomas J. Greenfield, Senior Vice President
Jeff M. Neher, Senior Vice President
Catherine P. Schilling, Senior Vice President
David M. Bartone, Vice President
Clifford Dunigan, Vice President
Vincent A. Friscia, Jr., Vice President
Thomas P. Gaughran, Vice President
Roger Goeke, Vice President
John McGregor, Vice President
Scott Medors, Vice President
Gary S. Miller, Vice President
L. Randy Miller, Vice President
Raymond H. Niver, Vice President
Kathleen C. Patton, Vice President
William F. Seefried, Vice President
Gary W. Shreve, Vice President
Lex Smart, Vice President
William R. Turner, Vice President

Chicago, Illinois	Tel: (312) 553 4707
Dublin, Ohio	Tel: (614) 766 4316
Duluth, Georgia	Tel: (770) 814 7531
Irving, Texas	Tel: (972) 580 9950
Philadelphia, Pennsylvania	Tel: (215) 568 3570
San Francisco, California	Tel: (415) 543 4466

BERKLEY RISK SOLUTIONS, LLC
475 Steamboat Road
Greenwich, Connecticut 06830
Tel: (203) 769 4050 Fax: (203) 769 4059

Jeffrey E. Vosburgh, President
Gregory A. Cuzzi, Senior Vice President
Kenneth M. Roberts, Vice President

FACULTATIVE RESOURCES, INC.
3 Landmark Square, Suite 500
Stamford, Connecticut 06901
Tel: (203) 658 1500 Fax: (203) 658 1515

James W. McCleary, Chairman
John E. Goodloe, President
James H. Crutchley, Executive Vice President
Gerald S. King, Executive Vice President
Gerard Anaszewicz, Senior Vice President
Robert T. Comstock, Senior Vice President
Michael J. Nicholas, Senior Vice President
Edward N. Ryan, Senior Vice President
Paul R. Bednarz, Vice President
Patrick J. Cannan, Vice President
Robert W. Colantuoni, Vice President
Robert Coyne, Vice President
Philip E. D'Eramo, Vice President
Colleen P. Fahey, Vice President
Geoffrey Grush, Vice President
Ronald S. Hayden, Vice President
Thomas V. Lehmkuhl, Vice President
Victor V. Leong, Vice President
Eugene F. Mason, Vice President
David M. McNichols, Vice President

Atlanta, Georgia	Tel: (770) 418 8000
Chicago, Illinois	Tel: (312) 435 1231
Los Angeles, California	Tel: (213) 623 2349

GEMINI INSURANCE COMPANY
STARNET INSURANCE COMPANY
475 Steamboat Road
Greenwich, Connecticut 06830
Tel: (203) 542 3800 Fax: (203) 542 3839

William R. Berkley, Chief Executive Officer
W. Robert Berkley, Jr., President
Mark G. Davidowitz, Senior Vice President & Treasurer
Rajiv N. Raval, Senior Vice President & General Counsel

SIGNET STAR RE, LLC
475 Steamboat Road
Greenwich, Connecticut 06830
Tel: (203) 542 3200 Fax: (203) 542 3290
www.signetstar.com

Jon A. Schriber, President & Chief Executive Officer
Anthony J. Cocozza, Senior Vice President
Mark G. Davidowitz, Senior Vice President & Chief Financial Officer
Melissa M. Emmendorfer, Senior Vice President
Timothy C. McCoy, Senior Vice President
John J. Myers, Senior Vice President
Gordon J. Olver, Senior Vice President
Kevin J. Shea, Senior Vice President
Joseph W. Walsh, Senior Vice President
Todd W. Bolden, Vice President
Barbara A. Connell, Vice President
Graham C. Dickinson, Vice President
Olivia W. Giuntini, Vice President
Julie K. Halper, Vice President
Joseph H. Iarocci, Vice President
Krystyna H. Miller, Vice President
Richard D. Thomas, Vice President
Andrea E. Trimble, Vice President
Felicia Wang, Vice President
Lloyd W. Wenzl, Vice President & Controller

BERKLEY FACULTATIVE REINSURANCE SERVICES, LLC
475 Steamboat Road
Greenwich, Connecticut 06830
Tel: (203) 542 3500 Fax: (203) 542 3576

C. Fred Madsen, President
Stephen A. Samoskevich, Senior Vice President
Francis J. Bilotti, Vice President
Norman H. Davis, Vice President
Joseph A. Sweeney, Vice President
Pasquale Tomaino, Vice President & Chief Financial Officer
Susan B. Williams, Vice President

INTERNATIONAL

BERKLEY INTERNATIONAL, LLC
475 Steamboat Road
Greenwich, Connecticut 06830
Tel: (203) 629 3000 Fax: (203) 769 4097

William R. Berkley, Chairman & Chief Executive Officer
W. Robert Berkley, Jr., Vice Chairman & President
Eugene G. Ballard, Senior Vice President,
Chief Financial Officer & Treasurer
Ira S. Lederman, Senior Vice President,
General Counsel & Secretary
Steven J. Malawer, Vice President & Associate General Counsel

BERKLEY INTERNATIONAL LATINOAMÉRICA S.A.
Carlos Pellegrini 1023, 8th Floor
C1009ABU - Buenos Aires, Argentina
Tel: (54) 11 4378 8100 Fax: (54) 11 4378 8111
www.berkley.com.ar

Eduardo I. Llobet, President & Chief Executive Officer
Osvaldo P. Borghi, Senior Vice President
Marcelo R. Crespo, Chief Financial Officer

INSURANCE

BERKLEY INTERNATIONAL ASEGURADORA DE RIESGOS DEL TRABAJO S.A.
Carlos Pellegrini 1023, 3rd Floor
C1009ABU - Buenos Aires, Argentina
Tel: (54) 11 4378 8000 Fax: (54) 11 4378 8084
www.berkley.com.ar

Eduardo I. Llobet, President
Alejandro Bruce, Senior Vice President

BERKLEY INTERNATIONAL DO BRASIL SEGUROS S.A.
Rua Olimpíadas, 242, 7th Floor
04551-000 São Paulo, Brazil
Tel: (55) 11 3848 8622 Fax: (55) 11 3848 8633
www.berkley.com.br

José Marcelino Risden, Chief Executive Officer
José Bailone, Jr., Chief Operation Officer
Luiz Claudio de Gênova, Chief Financial Officer
Sandra Santana Pereira do Santos, Chief Underwriting Officer
Luciana Natividade Motta de Souza, Chief Marketing Officer

BERKLEY INTERNATIONAL SEGUROS S.A.
Mitre 699, S2000COM - Rosario, Argentina
Tel: (54) 341 410 4200 Fax: (54) 341 425 9802

Carlos Pellegrini 1023, 2nd Floor
C1009ABU - Buenos Aires, Argentina
Tel: (54) 11 4378 8100 Fax: (54) 11 4378 8189
www.berkley.com.ar

Eduardo I. Llobet, President & Chief Executive Officer
Ricardo González, Executive Vice President

BERKLEY INTERNATIONAL SEGUROS S.A. (URUGUAY)
Juncal 1035, Apto 101
11000 - Montevideo, Uruguay
Tel: (598) 2 916 6998 Fax: (598) 2 916 5196
www.berkley.com.uy

Eduardo I. Llobet, President
Álvaro A. Miguel, Chief Executive Officer

BERKLEY CANADA INC.
First Canadian Place
100 King Street West, Suite 2610
P.O. Box 260
Toronto, ON M5X 1C8, Canada
Tel: (416) 304 1178 Fax: (416) 304 4108

Michael S. McLachlan, President
Gerald Wolfe, Senior Vice President
Ralph Golberg, Vice President
Sarah Kestle, Vice President
Michael Shore, Vice President
Brian Yoshikuni, Vice President

W. R. BERKLEY INSURANCE (EUROPE), LIMITED
40 Lime Street, 2nd Floor
London EC3M 7AW, England
Tel: (44) 207 280 9000 Fax: (44) 207 280 9090
www.wrbeurope.com

Centurion House
129 Deansgate
Manchester M3 3WR, England
Tel: (44) 161 830 2100 Fax: (44) 171 830 2164

Stuart Wright, Chief Executive Officer
& Chief Underwriting Officer
Paul Hosking, Chief Financial Officer
Steven Patfield, Chief Actuary
Graham Dennis, Chief Operating Officer
Richard Mangion, Financial Controller
Steven Myhre, Managing Director – UK Branch
Peter Glanfield, Director of Underwriting – UK Branch

W. R. Berkley Insurance Australia
Level 21
Tower 2, Darling Park
201 Sussex Street
Sydney, NSW, 2000, Australia
Tel: (61) 2 9006 1140 Fax: (61) 2 9006 1010

Christian Garling, Managing Director
Peter Holsgrove, Underwriting Manager

W. R. Berkley Insurance Ireland
Top Floor, Unit 3C
Fingal Bay Business Park
Balbriggan Co. Dublin, Ireland
Tel: (353) 1 690 4442 Fax: (353) 1 690 4448

Owen Twomey, General Manager

W. R. Berkley Insurance Norway NUF
Henrik Ibsens gt.100
P.O. Box 2883
N-0230 Oslo, Norway
Tel: (47) 23 27 24 00 Fax: (47) 23 27 24 01

Jan Tinus Larsen, Managing Director

W. R. Berkley Insurance (Europe), Limited
Sucursal en España
Paseo de la Castellana 149, 6th Floor
28046 Madrid, Spain
Tel: (34) 91 449 26 46 Fax: (34) 91 449 26 99

Javier Esteban, Executive President
Alejandro Jiménez, General Manager

Paseo de Gracia num. 11
Escalera A – 6ª planta 4
08008 Barcelona, Spain
Tel: (34) 93 481 47 29 Fax: (34) 93 481 47 37

W. R. BERKLEY SYNDICATE LIMITED
SYNDICATE 1967 AT LLOYD'S
40 Lime Street, 7th Floor
London EC3M 7AW, England
Tel: (44) 207 088 1967 Fax: (44) 207 088 1997
www.wrbsyndicate.com

Michael Sibthorpe, Chief Executive
Alastair Blades, Underwriting Director
Robert Vetch, Finance Director
Paul Simmonds, Accident Underwriter

REINSURANCE

BERKLEY RE ASIA
Suite 6708, Central Plaza
18 Harbour Road
Wanchai, Hong Kong
Tel: (852) 3120 7000 Fax: (852) 2802 2131

K. Grant Robson, President & Chief Executive Officer
Eric Chan, General Manager
Joseph Lo, Vice President
Daisy Poon, Vice President
Maria Chung, Financial Manager
Gerald MacDonald, Chief Underwriting Officer

BERKLEY RE AUSTRALIA
Level 21, Australia Square
264 George Street
Sydney, NSW, 2000, Australia
Tel: (61) 2 9274 3046 Fax: (61) 2 9274 3033

K. Grant Robson, President & Chief Executive Officer
Peter R. Nickerson, General Manager
Gerald MacDonald, Chief Underwriting Officer
Shaun A. West, Chief Financial Officer
Tony Piper, Assistant General Manager

Level 21
12 Creek Street
Brisbane, QLD, 4000, Australia
Tel: (61) 7 31750200

SERVICE OPERATIONS

BERKLEY DEAN & COMPANY, INC.
475 Steamboat Road
Greenwich, Connecticut 06830
Tel: (203) 629 3000 Fax: (203) 769 4096

James G. Shiel, President
Edward F. Linekin, Senior Vice President
Nicholas R. Lang, Vice President
James T. McGrath, Vice President
Robert C. Melillo, Vice President
Bobeck Shayegani, Managing Director

BERKLEY CAPITAL, LLC
475 Steamboat Road
Greenwich, Connecticut 06830
Tel: (203) 629 3000 Fax: (203) 769 4095

Frank T. Medici, President

BERKLEY TECHNOLOGY SERVICES LLC
405 Silverside Road, Suite 205
Wilmington, Delaware 19809
Tel: (302) 439 2000 Fax: (302) 439 2016

Kevin H. Ebers, Senior Vice President
Harry J. Berkley, Vice President
Karen M. Logan, Vice President
Gregory J. Prohaska, Vice President
Wayne L. Robinson, Vice President
Marsha T. Smothers, Vice President
Frank C. Vedder, Vice President
Thomas M. Whelans, Vice President

Des Moines, Iowa Tel: (515) 473 3000
Luverne, Minnesota Tel: (507) 283 9195

BOARD OF DIRECTORS AND OFFICERS

Directors

William R. Berkley
Chairman of the Board and Chief Executive Officer

W. Robert Berkley, Jr.
President and Chief Operating Officer

Ronald E. Blaylock
Managing Partner
GenNx360 Capital Partners

Mark E. Brockbank
Retired Chief Executive
XL Brockbank Ltd.

George G. Daly
Dean, McDonough School of Business
Georgetown University

Mary C. Farrell
Financial Services Industry Consultant
Retired Managing Director, Chief Investment Strategist
UBS Wealth Management USA

Rodney A. Hawes, Jr.
Retired Chairman and Chief Executive Officer
Life Re Corporation

Jack H. Nusbaum
Senior Partner
Willkie Farr & Gallagher LLP

Mark L. Shapiro
Private Investor

Officers

William R. Berkley
Chairman of the Board and Chief Executive Officer

W. Robert Berkley, Jr.
President and Chief Operating Officer

Eugene G. Ballard
Senior Vice President – Chief Financial Officer

Robert P. Cole
Senior Vice President – Regional Operations

Kevin H. Ebers
Senior Vice President – Information Technology

Robert W. Gosselink
Senior Vice President – Insurance Risk Management

Paul J. Hancock
Senior Vice President – Chief Corporate Actuary

Robert C. Hewitt
Senior Vice President – Excess and Surplus
Lines Operations

Gillian James
Senior Vice President – Enterprise Risk Management

Peter L. Kamford
Senior Vice President – Admitted Specialty Lines
Operations

Carol J. LaPunzina
Senior Vice President – Human Resources

Ira S. Lederman
Senior Vice President – General Counsel and Secretary

C. Fred Madsen
Senior Vice President – Reinsurance Operations

James W. McCleary
Senior Vice President – Underwriting

James G. Shiel
Senior Vice President – Investments

Officers (cont.)

Robert D. Stone
Senior Vice President – Alternative Markets Operations

Steven W. Taylor
Senior Vice President – International Operations

Richard K. Altorelli
Vice President – Investment Controller

Richard M. Baio
Vice President – Treasurer

Harry J. Berkley
Vice President – Information Technology

Michele Fleckenstein
Vice President – Internal Audit

David J. Gronski
Vice President – Insurance Risk Management

Karen A. Horvath
Vice President – External Financial Communications

Joan E. Kapfer
Vice President

Edward F. Linekin
Vice President – Investments

Jane B. Parker
Vice President – Senior Counsel

Clement P. Patafio
Vice President – Corporate Controller

Joseph M. Pennachio
Vice President – Human Resources

Josephine A. Raimondi
Vice President – Senior Counsel and Assistant Secretary

Rajiv N. Raval
Vice President – Legal

Scott A. Siegel
Vice President – Taxes

Jessica L. Somerfeld
Vice President – Corporate Actuary

Philip S. Welt
Vice President – Senior Counsel

Thomas P. Boyle
Assistant Vice President – Corporate Actuarial

Arthur Gurevitch
Assistant Vice President – Analytics

Nancy Micale
Assistant Vice President – Human Resources

Raymond J. O'Brien
Assistant Vice President – Director of Internal Audit

Bryan V. Spero
Assistant Vice President – Corporate Actuary

Bruce I. Weiser
Assistant Vice President – Counsel

Dawn M. Callahan
Director of Investment Accounting

Richard A. Jordan, Jr.
Tax Counsel

Jean P. Milot
Assistant Corporate Controller

John S. Navratil
Assistant Tax Director

George K. Richardson
Assistant Treasurer

Janet L. Shemanske
Assistant Secretary

Donna Syko
Assistant Secretary – Human Resources

John E. Warycha
Assistant Corporate Controller – Financial Reporting

CORPORATE INFORMATION

This is a "Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995. This report may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Some of the forward-looking statements can be identified by the use of forward-looking words such as "believes," "expects," "potential," "continued," "may," "will," "should," "seeks," "approximately," "predicts," "intends," "plans," "estimates," "anticipates" or the negative version of those words or other comparable words. Any forward-looking statements contained herein, including statements related to our outlook for the industry and for our performance for the year 2010 and beyond, are based upon the Company's historical performance and on current plans, estimates and expectations.

The inclusion of this forward-looking information should not be regarded as a representation by us that the future plans, estimates or expectations contemplated by us will be achieved. They are subject to various risks and uncertainties, including but not limited to:

- the cyclical nature of the property casualty industry;
- the long-tail and potentially volatile nature of the insurance and reinsurance business;
- product demand and pricing;
- claims development and the process of estimating reserves;
- investment risks, including those of our portfolio of fixed maturity securities and investments in equity securities, including investments in financial institutions, municipal bonds, mortgage-backed securities, loans receivable, investment funds, merger arbitrage and private equity investments;
- the impact of significant competition;
- the potential impact of the economic downturn, and any legislative, regulatory, accounting or other initiatives taken in response to it, on our results and financial condition;
- the uncertain nature of damage theories and loss amounts;
- natural and man-made catastrophic losses, including as a result of terrorist activities;
- the success of our new ventures or acquisitions and the availability of other opportunities;
- the availability of reinsurance;
- our retention under the Terrorism Risk Insurance Programs Reauthorization Act of 2007;
- the ability of our reinsurers to pay reinsurance recoverables owed to us;
- foreign currency and political risks relating to our international operations;
- other legislative and regulatory developments, including those related to business practices in the insurance industry;
- changes in the ratings assigned to us or our insurance company subsidiaries by rating agencies;
- the availability of dividends from our insurance company subsidiaries;
- our ability to attract and retain qualified employees; and
- other risks detailed from time to time in our filings with the Securities and Exchange Commission.

These risks and uncertainties could cause our actual results for the year 2010 and beyond to differ materially from those expressed in any forward-looking statement we make. Any projections of growth in our net premiums written and management fees would not necessarily result in commensurate levels of underwriting and operating profits.

Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Annual Meeting

The Annual Meeting of Stockholders of W. R. Berkley Corporation will be held at 1:00 p.m. on May 18, 2010 at the offices of W. R. Berkley Corporation, 475 Steamboat Road, Greenwich, Connecticut 06830.

Shares Traded

Common Stock of W. R. Berkley Corporation is traded on the New York Stock Exchange.
Symbol: WRB

Transfer Agent and Registrar

Wells Fargo Bank, N.A.
Shareowner Services
161 North Concord Exchange
South St. Paul, Minnesota 55075
Tel: (800) 468 9716
http://wellsfargo.com/com/shareownerservices

Annual Report on Form 10-K

The Annual Report on Form 10-K filed with the Securities and Exchange Commission contains additional financial and other information with respect to W. R. Berkley Corporation. Copies of the Form 10-K will be furnished to stockholders upon request. Please direct all inquiries to:

Ira S. Lederman
General Counsel and Secretary
W. R. Berkley Corporation
475 Steamboat Road
Greenwich, Connecticut 06830

Website

For additional information, including press releases, visit our internet site at: http://www.wrberkley.com.

Auditors

KPMG LLP, New York, New York

Outside Counsel

Willkie Farr & Gallagher LLP, New York, New York



The W. R. Berkley Corporation 2009 Annual Report is printed on recycled paper made from fiber sourced from well-managed forests and other controlled wood sources and is independently certified to the Forest Stewardship Council (FSC) standards.

© Copyright 2010 W. R. Berkley Corporation. All rights reserved.

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Alexis de Tocqueville



"Always do right. This will gratify some people, and astonish the rest."

Mark Twain

W. R. BERKLEY CORPORATION

475 Steamboat Road | Greenwich, CT 06830 | 203.629.3000

www.wrberkley.com